UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒                      Form 40-F            ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐                      No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 11, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Attached is an English translation (from Hebrew) of the interim financial information and directors report of XTL Biopharmaceuticals Ltd. for  the periods ended  September 30, 2009 ,  and June 30, 2009 as published on the Tel Aviv Stock Exchange.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF SEPTEMBER 30, 2009

UNAUDITED

INDEX

Page

Condensed Consolidated Financial Statements - in U.S. dollars:

Statement of Financial Position	2

Statement of Comprehensive Income (Loss)	3

Statement of Changes in Equity	4

Statement of Cash Flows	5 - 6

Notes to Condensed Consolidated Financial Statements	7 - 31

Appendix A - Translation of the Interim Financial Information into NIS	32 - 74

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		December 31,
	2009	2008	2008
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	640	4,076	2,924
Short-term deposits	-	2,207	-
Employee benefit assets	-	-	12
Accounts receivable	20	926	305
Income taxes receivable	49	-	49
Restricted deposits	40	-	71

	749	7,209	3,361
NON-CURRENT ASSETS:
Employee benefit assets	-	16	-
Restricted deposits	-	62	-
Fixed assets	29	77	41
Intangible assets	-	7,500	-
Other investments	95	-	-

	124	7,655	41

Total assets	873	14,864	3,402

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	228	1,087	416
Other accounts payable	405	1,998	1,058
Employee benefit liabilities	-	-	447
Liability for share appreciation rights	-	1,993	7

	633	5,078	1,928
NON-CURRENT LIABILITIES:
Employee benefit liabilities	-	97	-

Total liabilities	633	5,175	1,928

EQUITY:
Share capital	1,445	1,445	1,445
Share premium	139,786	139,786	139,786
Accumulated deficit	(140,991)	(131,542)	(139,757)

Total equity	240	9,689	1,474

Total liabilities and equity	873	14,864	3,402

The accompanying notes are an integral part of these condensed financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the interim financial information by the Company's Board: November 30, 2009

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues	-	5,940	-	2,000	5,940
Cost of revenues	-	1,841	-	-	1,841

Gross profit	-	4,099	-	2,000	4,099

Research and development costs	-	9,836	-	2,206	11,722
General and administrative expenses (income)	*) (2,729)	4,715	130	1,153	3,937
Other expenses	-	-	-	-	7,500
Other income	(144)	-	(144)	-	-
Gain from sale of fixed assets	-	152	-	-	288
				-
Operating income (loss)	2,873	(10,300)	14	(1,359)	(18,772)

Financial income	10	328	-	159	331
Financial expenses	8	14	5	3	17

Financial income (expenses), net	2	314	(5)	156	314

Income (loss) before taxes on income	2,875	(9,986)	9	(1,203)	(18,458)
Taxes on income (tax benefit)	-	61	-	48	(31)

Comprehensive net income (loss) for the period	2,875	(10,047)	9	(1,251)	(18,427)

Basic and diluted earnings (loss) per share (in U.S. dollars) **)	0.049	(0.172)	0.000	(0.021)	(0.315)

Weighted average number of Ordinary shares outstanding used in computing earnings per shares	58,561,065	58,551,446	58,561,065	58,561,065	58,553,864

Weighted average number of Ordinary shares outstanding used in computing diluted earnings per shares	58,598,507	58,551,446	58,672,171	58,561,065	58,553,864

*)	Include reduced expenses which result from forfeiture of shares that were contingent on the performance of the outgoing chairman and CEO, see also Note 4(1).

**)           After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Nine months ended September 30, 2009
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Comprehensive income	-	-	2,875	2,875
Share-based payment to employees and others	-	-	(4,235)	(4,235)
Transfer to equity for liability for share appreciation rights	-	-	126	126

Balance at September 30, 2009 (unaudited)	1,445	139,786	(140,991)	240

	Nine months ended September 30, 2008
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2008 (audited)	1,444	139,577	(123,143)	17,878

Comprehensive loss	-	-	(10,047)	(10,047)
Share-based payment to employees and others	-	-	1,648	1,648
Exercise of options	1	32	-	33
Refund of stamp duty on share issuance	-	177	-	177

Balance at September 30, 2008 (unaudited)	1,445	139,786	(131,542)	9,689

	Three months ended September 30, 2009
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at July 1, 2009 (unaudited)	1,445	139,786	(141,170)	61

Comprehensive income	-	-	9	9
Share-based payment to employees and others	-	-	44	44
Transfer to equity for liability for share appreciation rights	-	-	126	126

Balance at September 30, 2009 (unaudited)	1,445	139,786	(140,991)	240

	Three months ended September 30, 2008
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at July 1, 2008 (unaudited)	1,445	139,609	(130,781)	10,273

Comprehensive loss	-	-	(1,251)	(1,251)
Share-based payment to employees and others	-	-	490	490
Exercise of options	-	-	-	-
Refund of stamp duty on share issuance	-	177	-	177

Balance at September 30, 2008 (unaudited)	1,445	139,786	(131,542)	9,689

	Year ended December 31, 2008
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2008 (audited)	1,444	139,577	(123,143)	17,878

Comprehensive loss	-	-	(18,427)	(18,427)
Share-based payment to employees and others	-	-	1,813	1,813
Exercise of options	1	32	-	33
Refund of stamp duty on share issuance	-	177	-	177

Balance at December 31, 2008 (audited)	1,445	139,786	(139,757)	1,474

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period	2,875	(10,047)	9	(1,251)	(18,427)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	(5,135)	3,162	(244)	(753)	7,849

Net cash used in operating activities	(2,260)	(6,885)	(235)	(2,004)	(10,578)

Cash flows from investing activities:

Increase in restricted deposit	-	(1)	-	-	(10)
Decrease in short-term bank deposits	31	8,393	31	2,993	10,600
Purchase of fixed assets	-	(2)	-	(1)	(2)
Proceeds from sale of fixed assets	-	161	-	-	327
Other investments	(55)	-	(55)	-	-

Net cash provided by (used in) investing activities	(24)	8,551	(24)	2,992	10,915

Cash flows from financing activities:

Refund of stamp duty paid in 2004 for share issuance	-	-	-	-	177
Exercise of options	-	33	-	-	33

Net cash provided by financing activities	-	33	-	-	210

Increase (decrease) in cash and cash equivalents	(2,284)	1,699	(259)	988	547
Cash and cash equivalents at the beginning of the period	2,924	2,377	899	3,088	2,377

Cash and cash equivalents at the end of the period	640	4,076	640	4,076	2,924

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2009	2008	2009	2008	2008
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	12	33	3	7	39
	Gain from sale of fixed assets	-	(152)	-	-	288
	Share-based payment transactions	(4,235)	1,648	44	490	1,813
	Loss of amounts relating to employee benefit plans	12	-	-	-	4
	Impairment of intangible assets	-	-	-	-	7,500
	Change in intangible assets	-	1,783	-	-	1,783
	Change in employee benefit liabilities	(447)	(33)	-	-	316
	Change in liability for share appreciation rights	119	433	(52)	(255)	(1,553)

		(4,539)	3,712	(5)	242	9,614
	Changes in operating asset and liability items:

	Decrease in trade and other receivables (including long-term receivables)	285	175	114	158	570
	Decrease in trade and other payables	(881)	(725)	(353)	(1,153)	(2,335)

		(596)	(550)	(239)	(995)	(1,765)

		(5,135)	3,162	(244)	(753)	7,849

(b)	Additional information on cash flows from operating activities:

	Interest received	4	225	-	155	249

	Interest paid	2	3	-	1	3

	Payments (refund) of taxes on income	-	260	-	258	260

(c)	Non-cash investing activities for the period of the nine and three months ended on September 30, 2009, totaled approximately US $ 40 thousand.

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-                      GENERAL

1.
XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine").

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine (which was acquired in 2007 from DOV Pharmaceutical Inc.) failed to meet its endpoints and, as a result, the Company ceased its development.

In December 2008, the Company implemented a restructuring plan which included, among others, terminating most of its employees following the failure of the lead clinical compound, Bicifadine, in the clinical trial. As of the date of the financial statements, the Company is seeking to complete the Bio-Gal transaction (see Note 4(1) and (5)), cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science and in the research and development of clinical (biotechnology and pharmaceuticals). Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company, and patent rights to Bicifadine.

In furtherance to the restructuring plan, in March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. The transaction is subject to various conditions, as well as financing terms (see also Note 4(1) and (5)).

In 2005, the Company acquired patent rights and other assets of VivoQuest Inc., covering a compound library, which includes certain compounds for the development of the DOS. Part of these rights were sold during 2008 to Presidio.

The Company is a public company traded on the Tel-Aviv Stock Exchange and in the regulatory framework of the Pink Sheets in the U.S. through the Company's ADRs (American Depositary Receipt), see Notes 3(1) and 4(1).

2.
As of the balance sheet date, the Company has accumulated losses in the amount of $ 140.9 million and shareholders' equity in the amount of $ 240 thousand. The Company is able to finance its activity from the cash reserves it has in the coming months. Continuation of the Company's operations after using such reserves is dependent upon the generation of additional financial resources either through agreements for the sale/license of its remaining licensed programs or through external financing. The Company is negotiating with Bio-Gal and potential investors to complete Bio-Gal transaction and to raise capital in connection with the development of new products (details regarding Bio-Gal transaction are given in Note 4(1) and (5)). The Company estimates that such transaction may be completed within a reasonable period of time and will enable the Company to continue its activity. However, raising capital is subject to uncertainty.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 1:-                      GENERAL (Cont.)

If the Company is not able to close the transaction and raise capital, there are substantial doubts about the Company's ability to continue as a going concern. The condensed financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that might result, if any.

3.
On April 16, 2009, the NASDAQ's listing qualification department informed the Company that its ADRs will be delisted from NASDAQ on April 17, 2009 since the Company did not meet the minimum listing requirements for trading on the stock exchange. Effective this date, the Company is subject to the regulatory framework for thinly traded companies in the U.S. (Pink Sheets). As a result of the above, the Company can not enjoy the relives under the Securities Regulations (Periodic and Immediate Reports of Foreign Corporation), 2000 and it is required to publish reports in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

First-time adoption of IFRS

Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.

The Company adopted International Financial Reporting Standards ("IFRS") in the three months ended March 31, 2009. The IFRS are standards and interpretations adopted by the International Accounting Standards Board. They comprise:

1.	International Financial Reporting Standards (IFRS),
2.	International Accounting Standards (IAS), and
3.	Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

The interim financial information is in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because it comprises part of the period covered in the first IFRS annual financial statements of the Group for the year ended December 31, 2009. The interim financial information was prepared in accordance with IFRS that were published and became effective when the interim financial information was prepared. The IFRS that will be in effect on December 31, 2009, including those that may be applied on an optional basis, were not certainly known at the date when the interim financial information was prepared.

The Company's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the interim financial information were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to U.S. GAAP to reporting pursuant to IFRS on comparative figures in the interim financial information and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 6.

NOTE 2:-                      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting" ("IAS 34"), and in accordance with the disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-                      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The preparation of financial statements pursuant to IAS 34 requires to apply certain material accounting estimates. Further, it requires the Company's management to make judgments in the process of applying the Company's accounting policy. In b below there is a disclosure of realms which involve judgment to a large extent or complexity or realms where assumptions and estimates have a material effect on interim financial information. Actual results could materially differ from the estimates and assumptions applied by the Company's management.

Costs incurred unevenly during the year are anticipated or deferred for interim financial purposes if and only if it is appropriate to anticipate or defer that type of cost at the end of the financial year.

Taxes on income for interim periods are recognized based on the best estimate of the average annual tax rate expected for the full year.

b.	Significant accounting estimates and assumptions:

Estimates and judgments are reviewed regularly and are based on past experience and other factors including expectations of future events which are considered reasonable under the existing circumstances.

The Company forms estimates and assumptions concerning the future. By their nature, it is rare that the accounting results would be similar to the actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are detailed below:

Share-based payments, including liability for share appreciation rights (see Note 2j(3) regarding the classification of this liability to equity starting September 30, 2009) - in measuring the fair value and the recognition criteria of share-based payment, the Company's management is required to estimate, among others, different parameters that are part of the computation of the fair value of the option and the Company's results and the number of vested options. Actual results and estimates that will be performed in the future could materially differ from current measurement.

Intangible assets - in reviewing the impairment of intangible assets of research and development, the Company's management is required to make significant judgment and to estimate, among others, the expected results of trials that the Company conducts, the commercial technical feasibility of the development and the related economic benefits. Actual results and estimates that will be performed in the future could materially differ from current measurement.

c.	Basis of presentation of the financial statements:

The Company's financial statements have been prepared on a cost basis, except for employee liabilities (assets), net and liability for share appreciation rights (see Note 2j(3) regarding the classification of this liability to equity starting September 30, 2009).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-                      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consolidated financial statements:

The consolidated financial statements include the accounts of companies that are controlled by the Company (subsidiaries). The Company wholly owns all its subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity under a statute. The consolidation of the financial statements commences on the date on which control is obtained until the date that such control ceases.

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and subsidiaries are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and presentation currencies:

Items included in the financial statements of each of the Group companies are measured at the primary economic environment in which an entity operates ("functional currency"). The consolidated financial statements are presented in U.S. dollars which is the functional currency of all Group members and the Company's presentation currency.

According to the guidance of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, a company which presents its financial statements in a currency other than the NIS, attaches financial statements in NIS terms. The translation of these financial statements into NIS is made in accordance with the guidance of IAS 21, "The Effects of Changes in Foreign Exchange Rates".

Below are the changes in the exchange rate of the U.S. dollar ("the dollar") in the reporting periods:

Exchange rate of $ 1
%
Nine months ended:
September 30, 2009	(1.16)
September 30, 2008	(11.05)

Three months ended:
September 30, 2009	(4.11)
September 30, 2008	2.06

Year ended December 31, 2008	(1.14)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Transactions in a currency other than the functional currency ("foreign currency") are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in the statement of income in financial expenses (income). Non-monetary assets and liabilities are translated into the functional currency at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Financial instruments:

Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, deposits, other receivables, suppliers' credit and other payables.

The initial recognition of non-derivative financial instruments is at fair value plus, for instruments that are not presented at fair value through profit or loss, all directly attributable transaction costs. After initial recognition, non-derivative financial instruments are measured as detailed below.

A financial instrument is recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the Company transfers to others the financial assets without retaining control of the asset or transfers substantially all the risks and rewards associated with the asset. Financial liabilities are derecognized when the Company's obligations specified in the contract is discharged or cancelled or expired.

Cash and cash equivalents:

Cash comprises cash balances that are ready for use and call deposits. Cash equivalents comprise highly liquid short-term investments which are readily convertible into known amounts of cash and which are exposed to immaterial risk of changes in value.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method taking into account transaction costs and less any allowance for impairment.

f.     Fixed assets:

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the assets.

The residual value and useful life of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized.

g.	Intangible assets:

Research and development:

Expenditure on research is recognized as an expense when it is incurred. Costs arising from development projects are recognized as intangible assets when the following criteria are met:

-	there is technical feasibility of completing the intangible asset so that it will be available for use;
-	the Company's intention to complete the intangible asset and use or sell it;
-	the Company's ability to use or sell the intangible asset;
-	the way the intangible asset will generate probable future economic benefits may be demonstrated;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other expenses relating to development that do not qualify these criteria are recognized as an expense when incurred. The Company did not capitalize development costs to intangible assets.

The Company recognized intangible asset arising from research and development expenditures which was acquired from third parties at fair value.

Acquired development assets are tested for impairment at each year in accordance with the guidance of IAS 36, "Impairment of Assets", see h below.

Government grants for the development of approved projects were deducted from the relevant expense.

h.	Impairment of non-financial assets:

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually.

Impairment of depreciable assets is evaluated whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The loss recognized on impairment is equivalent to the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the net selling price and value in use. In testing for impairment, the assets are identified by the lowest aggregation of assets that generate independent identifiable cash flows (cash-generating units). Impaired non-monetary assets are assessed in each balance sheet date whether there is any indication that the impairment loss recognized may be reversed.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Taxes on income:

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current taxes are carried to the statement of income.

1.	Income taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except in a limited number of exceptions.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority. As it is not probable that future taxable income will be available, deferred tax asset is not recognized in the Company's financial statements.

In July 2009, the "Knesset" (Israeli Parliament) passed amended legislation for implementing the economic plan for 2009 and 2010 in the framework of the Law for Economic Efficiency, which prescribes, among others, a gradual reduction in the rates of the Israeli corporate tax rate starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. In this respect it is stated that the Israeli corporate tax for 2009 and 2010 remained in tact.

j.	Employee benefit liabilities:

1.	Post-employment benefits:

According to the labor laws and employment contracts in Israel and the Company's practice, the Company is required to pay compensation to employees upon dismissal or retirement under certain circumstances. The Company's liability for payment of compensation is accounted for as a defined benefit plan and, for part of the employees, it is accounted for as a defined contribution plan.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's liability to employees that are entitled to compensation upon retirement under a defined benefit plan is determined by reference to the number of years of service and last salary.

The Company has a liability to other employees in the framework of a defined contribution plan under which it pays fixed contributions into separate and independent entity and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

The liability for compensation presented in the balance sheet is the present value of the defined benefit obligation as of the balance sheet date minus the fair value of the plan assets. The liability for defined benefit plan is measured on an annual basis by independent appraisers on the basis of the projected unit credit method.

The present value of the liability is measured by discounting the expected future cash flows (after taking into account estimated salary increases) by reference to interest rates on Government bonds which are denominated in the currency in which the benefits will be paid and whose period to maturity approximates the term of the obligations.

According to IAS 19, "Employee Benefits" ("IAS 19"), the rate used to discount the actuarial obligation will be determined by reference to market yields at the balance sheet date on high quality corporate bonds. However, IAS 19 indicates that in countries where there is no deep market in such bonds, the market yields at the balance sheet date on Government bonds shall be used.

As mentioned above, the interest rate used by the Company in discounting the expected future cash flows for the computation of the actuarial obligation was determined by reference to interest rates on high quality NIS Government bonds since the Company's management believes that there is no deep market in corporate bonds in Israel.

To the Company's management best knowledge, the issue of whether in Israel there is deep market in corporate bonds is being examined by the Israel Accounting Standards Board and the Securities Authority with the assistance of the Bank of Israel. If, in the future, these entities accept a decision that differs from the Company's decision, as above, the Company may be required to correct the results it reported on in these financial statements.

The Company recognizes actuarial gains or losses on changes in actuarial estimates and as an outcome of the differences between assumptions made in the past and actual results in the statement of income in the period in which they occur.

The liabilities for compensation is measured at fair value.

The above liabilities also comprise "plan assets" as defined in IAS 19 and, accordingly, they were offset from the balance of employee liabilities for the balance sheet presentation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As stated above, in defined contribution plan the Company buys insurance policies and pays contributions in pension and compensation funds against its liability to pay pension and retirement. After it pays the contribution, it will have no obligation to pay further contributions. The contributions are recognized as employee benefit expenses when they are paid. Prepaid contributions are recognized as an asset to the extent that the prepayment will lead to a reduction in future payments or cash refund.

2.       Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annul basis. The entitlement is based on the number of years of service. The Company recognizes a liability and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

3.       Share-based payment transactions:

The Company administers several share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term in which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions. Non-market vesting conditions are included among the assumptions used in estimating the number of options that are expected to vest.

In each balance sheet date, the Company updates its estimates of the number of options expected to vest based on non-market vesting conditions and recognizes the effect of change in comparison with original estimates, if exist, in the statement of income and a corresponding adjustment in equity.

The exercise price received when the options are exercised into shares less directly attributable transaction costs is carried to share capital (par value) and share premium, when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments with share appreciation rights which were granted to other service providers are recognized at fair value of the plan at reporting date against a liability in other current liabilities. The Company reassessed the fair value of the plan in each reporting date. On September 30, 2009, pursuant to IFRS 2 and after the Company's management examined the issue taking into consideration the Company's financial position, the instrument for share appreciation rights is carried to equity, see also Note 1(2).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.    Revenue recognition:

Revenues are recognized in the statement of income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Company's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

2.	Revenues from royalties that are subject to milestones are recognized in the statement of income when earned after achievement of milestones.

3.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a.	The fair value of labor services by the Company's employees is recognized over the service term.

b.	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

l.     Earnings (loss) per share:

1.	Basic earnings per share is calculated by dividing income or loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period.

2.
For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive.

m.	Amendments to existing standards which are not yet effective and the Group did not elect to early adopt them:

1.
As part of the annual improvements project of the IASB which was issued in April 2009, several additional amendments to the following standards were made: IFRS 2, "Share-based Payment", IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", IFRS 8, "Operating Segments" IAS 7, "Statement of Cash Flows", IAS 18, "Revenue", IAS 36, "Impairment of Assets", IAS 38, "Intangible Assets" and IAS 39, "Financial Instruments: Recognition and Measurement" and IFRIC 9, "Reassessment of Embedded Derivatives" and IFRIC 16, "Hedges of a Net Investment in a Foreign Operation". These amendments are not expected to have a material effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
IFRS 3 (Revised), "Business Combinations" ("IFRS 3 (R)") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to use the acquisition method when accounting for business combinations but with several significant changes. For instance, all costs incurred in an acquisition of an entity are measured using fair value at the acquisition date and contingent consideration is classified as liabilities that are subsequently remeasured through profit or loss. There is an option, available on a transaction-by-transaction basis, to measure any minority interests in the entity acquired either at fair value or at the minority interest's proportionate share of the net assets of the entity acquired. All acquisition-related costs shall be recognized in the statement of income. The Group will adopt IFRS 3 (R) prospectively for all business combination starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IFRS 3 (R) on its financial statements in future periods.

3.
IAS 27 (Revised), "Consolidated and Separate Financial Statements" ("IAS 27 (R)") (effective for annual periods beginning on or after July 1, 2009). IAS 27 (R) requires to present in equity the effect of all transactions with the minority shareholders that do not result in a change of control and, accordingly, no gain or loss and goodwill are recognized on such transactions. IAS 27 (R) also deals with the accounting treatment of loss of control of an investee. When control is lost, the value of any retained interest in the entity is remeasured to fair value and the resulting gain or loss is recognized in the statement of income. The Group will adopt IAS 27 (R) prospectively for all transactions with minority interests starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IAS 27 (R) on its financial statements in future periods.

NOTE 3:-	INTANGIBLE ASSETS

1.
On November 18, 2008, the Company received the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the development activity was ceased. On this date, an intangible asset of $ 7.5 million representing the acquired development rights was recorded in other expenses, see also Note 6d(4).

2.
In the first quarter of 2008, the Company sold the asset associated with the DOS development rights with carrying amount of $ 1,783 thousand in consideration of $ 3.94 million, in cash, and other payments that are subject to the achievement of milestones. In 2008, the above agreement was revised and the overall cash payment totals $ 5.94 million and other payments that are subject to the achievement of milestones.

NOTE 4:	EVENTS DURING THE PERIOD

1.
In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. ("Bio-Gal") for the rights to use a use patent on Recombinant Erythropoietin for the prolongation of multiple myeloma, blood cancer, patients' survival and improvement of their quality of life. In accordance with agreement, the Company will issue Bio-Gal Ordinary shares representing just under 50% of the issued share capital of the Company at closing date. In addition, the Company will make milestone payments of $ 10 million in cash upon the successful completion of a Phase 2 clinical trial. The Company's Board may, in its sole discretion, issue additional shares to Bio-Gal in lieu of such cash payment.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

The Company is also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to certain conditions including, among others, the approval of the Boards and the shareholders of the companies as well as financing issues. Closing is expected to take place in the fourth quarter of 2009 or in the first quarter of 2010. As of the date of the approval of this report, the Company is in advance stages of closing the transaction (see also Note 4(5)).

On March 18, 2009, at an extraordinary general meeting of shareholders, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 1,532,214 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 3,296,120 vested options expired. Similarly, with the resignation of the Chairman on March 18, 2009, 3,083,333 options that were granted to him in December 2007 at an exercise price of $ 0.36 per option expired. The remaining 6,166,666 unvested options granted to him in December 2007 at an exercise price of $ 0.36 per option were forfeited. The effect of the forfeiture of these options for the first quarter of 2009 and for the nine months ended September 30, 2009 totaled approximately $ 2.65 million and it is included as a deduction of general and administrative expenses in the statement of income.

In addition, 4,666,666 options (with performance-related conditions) of the Company's former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options for the second quarter of 2009 and for the nine months ended September 30, 2009 totaled approximately $ 1.45 million and it is included as a deduction of general and administrative expenses in the statement of income. Further, 2,333,334 options that were granted to him in March 2006 at an exercise price of $ 0.77 per option expired.

In addition, the shareholders' meeting approved the following:

a.	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b.
that the authorized share capital of the Company be increased from NIS 10,000,000 par value divided into 100,000,000 Ordinary shares of NIS 0.1 par value to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c.	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

On June 22, 2009, the share capital was consolidated and the authorized share capital of the Company was increased, as stated above. The change in the conversion ratio of ADR was not effected because the Board accepted a decision that such change in not required.

All relevant figures in the financial statements reflect this change.

On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded in the Pink Sheets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

2.
On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the agreement with respect to the lease of premises that they had signed. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of $ 36 thousand relating to the termination of the lease agreement. The payment to the supplier was made at the beginning of October 2009.

3.
In July 2009, the Company's Board granted 1,400,000 stock options (unlisted) to an executive director in the Company. The stock options are exercisable into 1,400,000 Ordinary shares of NIS 0.1 par value each at an exercise price of NIS 0.075 per stock option. Based on the Black & Scholes model, the fair value of stock options on the date the Board accepted its decision was NIS 0.42079 per each stock option; a total of NIS 589,106 for all stock options. The options are exercisable for a maximal period of 120 months from the date of issuance in such a manner that 33.33% of the stock options are exercisable immediately upon receipt provided that five months have passed from the grant date and the remaining 66.67% stock options are exercisable in equal portions in each month thereafter for the following three years.

The Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital. The approval of the Stock Exchange to listing the underlying shares was received.

According to the track that the Company elected and pursuant to these principles, expenses arising from employee remuneration are not deductible and so are the expenses that the Company recognizes in its accounts for salary benefits in respect of options received by employees under the plan, except the yield component, if any, that arises on the date of issuance.

4.
In an arbitration procedure, the Company reached a compromise settlement with a service provider of its wholly-owned sub-subsidiary who demanded $ 37 thousand from the sub-subsidiary in return for removing his arguments and compensation of $ 9 thousand.

5.
On September 30, 2009, the Company and Bio-Gal signed a revised agreement ("the revision") whose principle is to extend the date set to fulfill the conditions to the closing to November 30, 2009 ("the new date") (in a way that all the pre-established closing conditions apply to the new date). The other provisions of the agreement remain in tact. The Company is seeking to fulfill the conditions for the completion of the agreement as soon as possible (see Note 5).

NOTE 5:	EVENTS AFTER BALANCE SHEET DATE

On November 30, 2009, the Company and Bio-Gal signed a second revised agreement ("the second revision") whose principle is to extend the date set to fulfill the conditions to the closing to February 28, 2010 ("the second new date") (in a way that all the pre-established closing conditions apply to the new date). The other provisions of the agreement remain in tact. The Company is seeking to fulfill the conditions for the completion of the agreement as soon as possible.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The following reconciliations present the effect of the transition to IFRS and explanations of these reconciliations and the exemption elected by the Company upon the transfer to IFRS. The reconciliations are presented below:

a.	Reconciliations of the consolidated balance sheets as of January 1, 2007 ("opening balance sheet"), September 30, 2008 and December 31, 2008.

b.	Reconciliations of the consolidated statements of income for the nine and three months ended September 30, 2008 and for the year ended December 31, 2008.

c.	Reconciliations of certain equity items as of as of January 1, 2007, September 30, 2008 and December 31, 2008.

d.	Giving explanations of the reconciliations carried out, as above, including a description of the exemptions elected by the Company in the transition to IFRS, in accordance with IFRS 1.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

a.	The effect of the transition on the consolidated statements of financial position:

		January 1, 2008			September 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		4,400	-	4,400	4,076	-	4,076	2,924	-	2,924
Short-term deposits		20,845	-	20,845	2,207	-	2,207	-	-	-
Employee benefit assets	1	-	-	-	-	-	-	40	(28)	12
Financial assets at fair value through profit or loss		102	-	102	-	-	-	-	-	-
Assets classified as held for sale		18	-	18	-	-	-	-	-	-
Accounts receivable	1,9	702	(93)	609	926	-	926	354	(49)	305
Income taxes receivable	9	-	-	-	-	-	-	-	49	49
Deferred taxes	8	29	(29)	-	-	-	-	-	-	-
Restricted deposits		-	-	-	-	-	-	71	-	71

		26,096	(122)	25,974	7,209	-	7,209	3,389	(28)	3,361

NON-CURRENT ASSETS:
Employee benefit assets	1	98	(98)	-	44	(28)	16	-	-	-
Restricted deposits		172	-	172	62	-	62	-	-	-
Fixed assets		490	-	490	77	-	77	41	-	41
Intangible assets	4,5	25	1,783	1,808	-	7,500	7,500	-	-	-
Deferred taxes	8	19	29	48	-	-	-	-

		804	1,714	2,518	183	7,472	7,655	41	-	41

Total assets		26,900	1,592	28,492	7,392	7,472	14,864	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

		January 1, 2008			September 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		941	-	941	1,087	-	1,087	416	-	416
Other accounts payable	1	2,062	(228)	1,834	1,998	-	1,998	1,058	-	1,058
Income taxes payable	9	-	143	143	-	-	-	-	-	-
Employee benefit liabilities	1	-	-	-	-	-	-	523	(76)	447
Liability for share appreciation rights		-	-	-	1,993	-	1,993	7	-	7
Deferred revenue		399	-	399	-	-	-	-	-	-

		3,402	(85)	3,317	5,078	-	5,078	2,004	(76)	1,928

NON-CURRENT LIABILITIES:
Employee benefit liabilities	1	340	(117)	223	154	(57)	97	-	-	-
Deferred revenue		398	-	398	-	-	-	-	-	-

		738	(117)	621	154	(57)	97	-	-	-

Total liabilities		4,140	(202)	3,938	5,232	(57)	5,175	2,004	(76)	1,928

EQUITY:
Share capital		1,072	-	1,072	1,445	-	1,445	1,445	-	1,445
Share premium		136,611	(5,458)	131,153	148,986	(9,200)	139,786	149,089	(9,303)	139,786
Accumulated deficit		(114,923)	7,252	(107,671)	(148,271)	16,729	(131,542)	(149,108)	9,351	(139,757)

Total equity		22,760	1,794	24,554	2,160	7,529	9,689	1,426	48	1,474

Total liabilities and equity		26,900	1,592	28,492	7,392	7,472	14,864	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

b.	The effect of the transition on the consolidated statements of comprehensive income:

		Nine months ended September 30, 2008			Year ended December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Unaudited			Audited
	Par.	U.S. dollars in thousands (except per share data)

Revenues	5	5,940	-	5,940	5,940	-	5,940
Cost of revenues	5	58	1,783	1,841	58	1,783	1,841

Gross profit		5,882	(1,783)	4,099	5,882	(1,783)	4,099

Research and development costs	2,4	9,892	(56)	9,836	11,748	(26)	11,722
General and administrative expenses	2,6	4,016	699	4,715	5,115	(1,178)	3,937
Business development expenses	6	788	(788)	-	(1,102)	1,102	-
Other expenses	4	-	-	-	-	7,500	7,500
Gain from sale of fixed assets		152	-	152	288	-	288

Operating loss		(8,662)	(1,638)	(10,300)	(9,591)	9,181	(18,772)

Financial income	3	-	328	328	-	331	331
Financial expenses	3	-	14	14	-	17	17

Financial income, net	3	314	-	314	314	-	314

Loss before taxes on income		(8,348)	(1,638)	(9,986)	(9,277)	(9,181)	(18,458)
Taxes on income (tax benefit)		61	-	61	(31)	-	(31)

Comprehensive loss for the period		(8,409)	(1,638)	(10,047)	(9,246)	(9,181)	(18,427)

Basic and diluted loss per share (in U.S. dollars) *)		(0.144)	(0.028)	(0.172)	(0.158)	(0.157)	(0.315)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

		Three months ended September 30, 2008
		US GAAP	Effect of transition to IFRS	IFRS
		Unaudited
	Par.	U.S. dollars in thousands (except per share data)

Revenues	5	2,000	-	2,000
Cost of revenues	5	-	-	-

Gross profit		2,000	-	2,000

Research and development costs	2,4	2,206	-	2,206
General and administrative expenses	2,6	1,368	(215)	1,153
Business development expenses	6	(172)	172	-
Gain from sale of fixed assets		-	-	-

Operating loss		(1,402)	43	(1,359)

Financial income	3	-	159	159
Financial expenses	3	-	3	3

Financial income, net	3	156	-	156

Loss before taxes on income		(1,246)	43	(1,203)
Taxes on income		48	-	48

Comprehensive loss for the period		(1,294)	43	(1,251)

Basic and diluted loss per share (in U.S. dollars) *)		(0.022)	(0.001)	(0.021)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

c.	The effect of the above reconciliations on the condensed consolidated statements of changes in equity:

		Share capital	Share premium	Accumulated deficit	Total
		Audited
	Par.	U.S. dollars in thousands

Balance at January 1, 2007, U.S. GAAP		1,072	136,611	(114,923)	22,760

Share-based payment to employees and others	2	-	(5,458)	5,458	-
Adjustments of employee benefit liabilities	1	-	-	11	11
Intangible asset	4	-	-	1,783	1,783

Balance at January 1, 2007, IFRS		1,072	131,153	(107,671)	24,554

		Share capital	Share premium	Accumulated deficit	Total
		Unaudited
	Par.	U.S. dollars in thousands

Balance at September 30, 2008, U.S. GAAP		1,445	148,986	(148,271)	2,160

Share-based payment to employees and others	2	-	(9,200)	9,200	-
Adjustments of employee benefit liabilities	1	-	-	29	29
Intangible asset	4	-	-	7,500	7,500

Balance at September 30, 2008, IFRS		1,445	139,786	(131,542)	9,689

		Share capital	Share premium	Accumulated deficit	Total
		Unaudited
	Par.	U.S. dollars in thousands

Balance at December 31, 2008, U.S. GAAP		1,445	149,089	(149,108)	1,426

Share-based payment to employees and others	2	-	(9,303)	9,303	-
Adjustments of employee benefit liabilities	1	-	-	48	48

Balance at December 31, 2008, IFRS		1,445	139,786	(139,757)	1,474

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

d.	Explanations of the transition to reporting under IFRS:

1.	Employee benefit liabilities:

According to U.S. GAAP, the severance pay liability for Israeli employees was measured based on the employee's last monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay funds are measured at their surrender value at each balance sheet date. The severance paid fund and accrual were not offset.

According to IAS 19, "Employee Benefits", the Company has defined contribution plan and defined benefit plan.

According to the defined contribution plan, the Company is obligated to contribute in defined contribution plan and to record an expense in the statement of income when the obligation to contribute is established.

According to the defined benefit plan, the Company is required to present the employee benefit liability net on an actuarial basis. The actuarial computation takes into account future salary increases and the rates of employee turnover based on the estimate of timing of payment.

The amounts are presented based on expected future discounted cash flows at interest rates on Government bonds whose maturity approximates the term of the obligation because the Company believes that there is no deep market in corporate bonds in Israel. The computations are made by an accredited appraiser on the basis of the projected unit credit method.

If an asset arises to the Company under the computation, the asset is recognized at the lower of the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit in from of refunds or reductions in future contributions will be considered available if it can be used over the term of the plan or when the obligation is settled.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

The obligations to compensate are measured at fair value. The above obligations represent "plan assets" as defined in IAS 19.

The Company immediately recognizes actuarial gains and losses arising on defined benefit plan in the statement of income.

Employee benefit liability presented in the balance sheet reflects the present value of the benefit obligations less the fair value of the plan assets.

The Company adopted IFRIC 14 regarding the limit on a defined benefit asset, minimum funding requirements and their interaction. The Interpretation determines principles regarding the measurement of the limit. The adoption of the Interpretation had no effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

As a result of the above, as of the date of transition, employee benefit liability decreased by approximately $ 117 thousand and employee benefit assets decreased by approximately $ 191 thousand.

2.	Share-based payments:

According to U.S. GAAP, the Company applied APB 25 regarding share-based payment transactions through December 31, 2004 and since January 1, 2005, it applied FAS 123(R). According to the guidance of IFRS 1, the Company may use the exemption and apply IFRS 2 (Share-based Payment) only to equity instruments that were granted after November 2, 2002 and had not vested as of the date of transition to IFRS.

According to the permitted under U.S. GAAP, the Company recognized portions of grants of equity instruments on a straight-line basis. According to IFRS, the Company considers each portion as a separate grant of share-based payment.

Also, in the financial statements the Company has prepared in accordance with IFRS, the increase in equity is carried to retained earnings.

Share-based payments to consultants and service providers are measured at fair value on the grant date since the Company considers them as service providers who render services that are similar to employees' services.

As of the date of transition, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 5,458 thousand was classified from capital reserves to retained earnings.

During 2008, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 1,898 thousand was reclassified from capital reserves to retained earnings.

During the nine and three months ended September 30, 2008, research and development and general and administrative expenses decreased by approximately $ 56 thousand and $ 89 thousand and $ 0 thousand and $ 43 thousand, respectively.

During the year ended December 31, 2008, research and development and general and administrative expenses decreased by approximately $ 26 thousand and $ 59 thousand, respectively.

3.	Financial income and expenses:

According to U.S. GAAP, financial expenses and income were presented net in the statement of income. According to IFRS, financial expenses should be disclosed separately from financial income in the statement of income.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

4.	Research and development expenses:

According to U.S. GAAP, acquisition of in-process research and development assets was accounted for immediately as an expense in the statement of income. According to IFRS, an in-process research and development asset is an intangible asset that is recognized as an asset in the Company's balance sheet. This asset is not systematically amortized and is tested for impairment annually or earlier if there is an indication that the asset may be impaired. In January 2007, the Company acquired the Bicifadine license. According to the agreement, the Company paid $ 7,500 thousand in cash and has committed to make other milestone payments.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2007. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after Bicifadine trial failed, an impairment loss of $ 7,500 thousand relating to this asset was recognized in other expenses.

Further, in September 2005, the Company acquired in-process research and development asset, DOS, from VivoQuest.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2005. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after the disposal of the asset, the cost of the intangible asset at closing date, $ 1,783 thousand, was recognized in cost of revenues.

5.	Revenue recognition on disposal of intangible assets:

According to U.S. GAAP, the Company recognized revenues under EITF 00-21 (Revenue Arrangements with Multiple Deliveries). Since the Company could not allocate the consideration to the sale of license and rendering of services components based on their fair value, as defined in EITF 00-21, the Company recognized the entire revenue over the service term. According to IFRS, the Company measured the fair value at cost plus a reasonable profit as permitted under IAS 18 (Revenues). Accordingly, under IFRS, the Company recognized revenue attributed to the license component after all revenue criteria from sale of goods have been met and revenue from rendering of service component over the service term.

According to the above, under U.S. GAAP, the Company recognized revenue from sale of the DOS program to Presidio of $ 557 thousand and $ 3,383 thousand in the first and second quarters of 2008, respectively. Under IFRS, the Company recognized revenue of $ 3,876 thousand from disposal of the intangible asset and $ 12 thousand from rendering of service in the first quarter. The Company recognized revenue from rendering of service of $ 52 thousand in the second quarter and the amount of revenues recognized in the third quarter of 2008 under IFRS was identical to that recognized under U.S. GAAP.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

6.	Business development expenses:

According to U.S. GAAP, the Company presented business development expenses in a separate line item in comprehensive statement of income. According to IFRS, these expense are presented based on the nature of operation in general and administrative.

7.	Cumulative comparative figures:

According to U.S. GAAP, a development stage company is required to include in addition to comparative figures for comparative previous periods also cumulative financial data from the inception of the company through the earlier of the end of the reporting year or to the end of the development. IFRS does not have this requirement.

8.	Deferred taxes:

According to U.S. GAAP, deferred tax balances in the balance sheet arising from current balance sheet items were classified in current assets and current liabilities. Upon the transition to IFRS, according to IAS 1, "Presentation of Financial Statements", the Company presents all deferred tax balances in non-current assets. Upon the date of transition, deferred taxes of $ 29 thousand were presented in current assets.

9.	Income taxes receivable:

According to U.S. GAAP, income taxes receivable were presented in other accounts receivable. According to the guidance of IAS 1, "Presentation of Financial Statements", income taxes receivable are presented separately on the face of the balance sheet.

XTL BIOPHARMACEUTICALS LTD.

APPENDIX A - CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009

UNAUDITED

TRANSLATED INTO NIS

Translation of the financial statements into NIS - Preface

The data below was translated into NIS in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rats". The dollar data was translated into NIS as follows:

1)	Assets and liabilities for each balance sheet date are translated at the exchange rate at the date of that balance sheet.

2)	Income and expenses are translated at average exchange rates for the period if they approximate the actual exchange rates.

3)	Changes in share capital and capital reserves are translated at the exchange rate prevailing at the date of issuance or incurrence.

4)	Loss for the period is translated as stated in (2) above.

5)	All resulting translation differences are recognized as a separate component of equity.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		December 31,
	2009	2008	2008
	Unaudited		Audited
	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,405	13,944	11,117
Short-term deposits	-	7,550	-
Employee benefit assets	-	-	46
Accounts receivable	75	3,168	1,160
Income taxes receivable	184	-	186
Restricted deposits	150	-	270

	2,814	24,662	12,779

NON-CURRENT ASSETS:
Employee benefit assets	-	55	-
Restricted deposits	-	212	-
Fixed assets	109	263	156
Intangible assets	-	25,658	-
Long-term prepaid expenses	357	-	-
	466	26,188	156

Total assets	3,280	50,850	12,935

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	857	3,719	1,582
Other accounts payable	1,522	6,835	4,023
Employee benefit liabilities	-	-	1,699
Liability for share appreciation rights	-	6,818	27

	2,379	17,372	7,331
NON-CURRENT LIABILITIES:
Employee benefit liabilities	-	332	-

Total liabilities	2,379	17,704	7,331

EQUITY:
Share capital	5,858	5,858	5,858
Share premium	567,364	567,364	567,364
Differences arising from translating the financial statements into NIS	(6,838)	(12,735)	(7,202)
Accumulated deficit	(565,483)	(527,341)	(560,416)

Total equity	901	33,146	5,604

Total liabilities and equity	3,280	50,850	12,935

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	NIS in thousands (except per share data)

Revenues	-	20,505	-	7,112	20,599
Cost of revenues	-	6,262	-	-	6,261

Gross profit	-	14,243	-	7,112	14,338

Research and development costs	-	34,638	-	7,703	42,056
General and administrative expenses (income)	*) (11,128)	16,558	498	4,026	14,125
Other expenses	-	-	-	-	29,730
Other income	552	-	552	-	-
Gain from sale of fixed assets	-	532	-	-	1,033

Operating income (loss)	11,680	(36,421)	54	(4,617)	(70,540)

Financial income	42	1,195	-	555	1,188
Financial expenses	33	90	19	9	61

Financial income (expenses), net	9	1,105	(19)	546	1,127

Income (loss) before taxes on income	11,689	(35,316)	35	(4,071)	(69,413)
Taxes on income (tax benefit)	-	214	-	169	(111)

Net income (loss) for the period	11,689	(35,530)	35	(4,240)	(69,302)

Basic and diluted earnings (loss) per share (in NIS) **)	0.199	(0.607)	0.000	(0.073)	(1.184)

Weighted average numbers of Ordinary shares outstanding used in computing earnings per shares	58,561,065	58,551,446	58,561,065	58,561,065	58,553,864

Weighted average numbers of Ordinary shares outstanding used in computing diluted earnings per shares	58,598,507	58,551,446	58,672,171	58,561,065	58,553,864

*)	Include reduced expenses which result from forfeiture of shares that were contingent on the performance of the outgoing chairman and CEO, see also Note 4(1).

**)          After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	NIS in thousands

Net income (loss) for the period	11,689	(35,530)	35	(4,240)	(69,302)

Other comprehensive income (loss):

Reserve for translation differences	364	(6,645)	(16)	602	(1,112)

Total comprehensive income (loss) for the period	12,053	(42,175)	19	(3,638)	(70,414)

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Nine months ended September 30, 2009
	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at January 1, 2009 (audited)	5,858	567,364	(7,202)	(560,416)	5,604

Comprehensive income	-	-	364	11,689	12,053
Share-based payment to employees and others	-	-	-	(17,230)	(17,230)
Transfer to equity for liability for share appreciation rights	-	-	-	474	474

Balance at September 30, 2009 (unaudited)	5,858	567,364	(6,838)	(565,483)	901

	Nine months ended September 30, 2008
	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at January 1, 2008 (audited)	5,854	566,614	(6,090)	(497,619)	68,759

Comprehensive loss	-	-	(6,645)	(35,530)	(42,175)
Share-based payment to employees and others	-	-	-	5,808	5,808
Exercise of options	4	115	-	-	119
Refund of stamp duty on share issuance	-	635	-	-	635

Balance at September 30, 2008 (unaudited)	5,858	567,364	(12,735)	(527,341)	33,146

	Three months ended September 30, 2009
	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at July 1, 2009 (unaudited)	5,858	567,364	(6,822)	(566,161)	239

Comprehensive income	-	-	(16)	35	19
Share-based payment to employees and others	-	-	-	169	169
Transfer to equity for liability for share appreciation rights	-	-	-	474	474

Balance at September 30, 2009 (unaudited)	5,858	567,364	(6,838)	(565,483)	901

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Three months ended September 30, 2008
	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at July 1, 2008 (unaudited)	5,858	566,729	(13,337)	(524,813)	34,437

Comprehensive loss	-	-	602	(4,240)	(3,638)
Share-based payment to employees and others	-	-	-	1712	1712
Refund of stamp duty on share issuance	-	635	-	-	635

Balance at September 30, 2008 (unaudited)	5,858	567,364	(12,735)	(527,341)	33,146

	Year ended December 31, 2008
	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at January 1, 2008 (audited)	5,854	566,614	(6,090)	(497,619)	68,759

Comprehensive loss	-	-	(1,112)	(69,302)	(70,414)
Share-based payment to employees and others	-	-	-	6,505	6,505
Exercise of options	4	115	-	-	119
Refund of stamp duty on share issuance	-	635	-	-	635

Balance at December 31, 2008 (audited)	5,858	567,364	(7,202)	(560,416)	5,604

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	NIS in thousands
Cash flows from operating activities:

Net income (loss) for the period	11,689	(35,530)	35	(4,240)	(69,302)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	(20,813)	10,860	(938)	(2,629)	30,645

Net cash used in operating activities	(9,124)	(24,670)	(903)	(6,869)	(38,657)

Cash flows from investing activities:

Increase in restricted deposit	119	(3)	119	-	(36)
Decrease in short-term bank deposits	-	29,340	-	10,451	38,031
Purchase of fixed assets	-	(7)	-	(3)	(7)
Proceeds from sale of fixed assets	-	564	-	-	1,173
Other investments	(207)	-	(207)	-	-

Net cash provided by investing activities	(88)	29,894	(88)	10,448	39,161

Cash flows from financing activities:

Refund of stamp duty paid in 2004 for share issuance	-	-	-	-	635
Exercise of options	-	119	-	-	119

Net cash provided by financing activities	-	119	-	-	754

Increase (decrease) in cash and cash equivalents	(9,212)	5,343	(991)	3,579	1,258
Cash and cash equivalents at the beginning of the period	11,117	9,142	3,523	10,351	9,142

Differences arising from translating the financial statements into NIS	500	(541)	(127)	14	717

Cash and cash equivalents at the end of the period	2,405	13,944	2,405	13,944	11,117

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2009	2008	2009	2008	2008
		Unaudited				Audited
		NIS in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	48	115	11	24	140
	Gain from sale of fixed assets	-	(532)	-	-	(1,033)
	Share-based payment transactions	(17,230)	5,808	169	1,712	6,505
	Loss of amounts relating to employee benefit plans	49	-	-	-	14
	Impairment of intangible assets	-	-	-	-	29,730
	Change in intangible assets	-	6,060	-	-	6,060
	Change in employee benefit liabilities	(1,814)	(117)	-	-	1,134
	Change in liability for share appreciation rights	497	1,479	(199)	(890)	(5,572)

		(18,450)	12,813	(19)	846	36,978
	Changes in operating asset and liability items:

	Decrease in trade and other receivables (including long-term receivables)	772	564	77	552	2,045
	Decrease in trade and other payables	(3,135)	(2,517)	(996)	(4,027)	(8,378)

		(2,363)	(1,953)	(919)	(3,475)	(6,333)

		(20,813)	10,860	(938)	(2,629)	30,645

(b)	Additional information on cash flows from operating activities:

	Interest received	16	406	-	165	888

	Interest paid	8	7	-	-	11

	Payments (refund) of taxes on income	-	928	-	921	928

(c)	Non-cash investing activities for the period of the nine and three months ended on September 30, 2009, totaled approximately NIS 150 thousand.

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-               GENERAL

1.
XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine").

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine (which was acquired in 2007 from DOV Pharmaceutical Inc.) failed to meet its endpoints and, as a result, the Company ceased its development.

In December 2008, the Company implemented a restructuring plan which included, among others, terminating most of its employees following the failure of the lead clinical compound, Bicifadine, in the clinical trial. As of the date of the financial statements, the Company is seeking to complete the Bio-Gal transaction (see Note 4(1) and (5)), cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science and in the research and development of clinical (biotechnology and pharmaceuticals). Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company, and patent rights to Bicifadine.

In furtherance to the restructuring plan, in March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. The transaction is subject to various conditions, as well as financing terms (see also Note 4(1) and (5)).

In 2005, the Company acquired patent rights and other assets of VivoQuest Inc., covering a compound library, which includes certain compounds for the development of the DOS. Part of these rights were sold during 2008 to Presidio.

The Company is a public company traded on the Tel-Aviv Stock Exchange and in the regulatory framework of the Pink Sheets in the U.S. through the Company's ADRs (American Depositary Receipt), see Notes 3(1) and 4(1).

2.
As of the balance sheet date, the Company has accumulated losses in the amount of NIS 565.4 million and shareholders' equity in the amount of NIS 901 thousand. The Company is able to finance its activity from the cash reserves it has in the coming months. Continuation of the Company's operations after using such reserves is dependent upon the generation of additional financial resources either through agreements for the sale/license of its remaining licensed programs or through external financing. The Company is negotiating with Bio-Gal and potential investors to complete Bio-Gal transaction and to raise capital in connection with the development of new products (details regarding Bio-Gal transaction are given in Note 4(1) and (5)). The Company estimates that such transaction may be completed within a reasonable period of time and will enable the Company to continue its activity. However, raising capital is subject to uncertainty.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-               GENERAL (Cont.)

If the Company is not able to close the transaction and raise capital, there are substantial doubts about the Company's ability to continue as a going concern. The condensed financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that might result, if any.

3.
On April 16, 2009, the NASDAQ's listing qualification department informed the Company that its ADRs will be delisted from NASDAQ on April 17, 2009 since the Company did not meet the minimum listing requirements for trading on the stock exchange. Effective this date, the Company is subject to the regulatory framework for thinly traded companies in the U.S. (Pink Sheets). As a result of the above, the Company can not enjoy the relives under the Securities Regulations (Periodic and Immediate Reports of Foreign Corporation), 2000 and it is required to publish reports in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

First-time adoption of IFRS

Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP.

The Company adopted International Financial Reporting Standards ("IFRS") in the three months ended March 31, 2009. The IFRS are standards and interpretations adopted by the International Accounting Standards Board. They comprise:

1.	International Financial Reporting Standards (IFRS),
2.	International Accounting Standards (IAS), and
3.	Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

The interim financial information is in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because it comprises part of the period covered in the first IFRS annual financial statements of the Group for the year ended December 31, 2009. The interim financial information was prepared in accordance with IFRS that were published and became effective when the interim financial information was prepared. The IFRS that will be in effect on December 31, 2009, including those that may be applied on an optional basis, were not certainly known at the date when the interim financial information was prepared.

The Company's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the interim financial information were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to U.S. GAAP to reporting pursuant to IFRS on comparative figures in the interim financial information and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 6.

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting" ("IAS 34"), and in accordance with the disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The preparation of financial statements pursuant to IAS 34 requires to apply certain material accounting estimates. Further, it requires the Company's management to make judgments in the process of applying the Company's accounting policy. In b below there is a disclosure of realms which involve judgment to a large extent or complexity or realms where assumptions and estimates have a material effect on interim financial information. Actual results could materially differ from the estimates and assumptions applied by the Company's management.

Costs incurred unevenly during the year are anticipated or deferred for interim financial purposes if and only if it is appropriate to anticipate or defer that type of cost at the end of the financial year.

Taxes on income for interim periods are recognized based on the best estimate of the average annual tax rate expected for the full year.

b.	Significant accounting estimates and assumptions:

Estimates and judgments are reviewed regularly and are based on past experience and other factors including expectations of future events which are considered reasonable under the existing circumstances.

The Company forms estimates and assumptions concerning the future. By their nature, it is rare that the accounting results would be similar to the actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are detailed below:

Share-based payments, including liability for share appreciation rights (see Note 2j(3) regarding the classification of this liability to equity starting September 30, 2009) - in measuring the fair value and the recognition criteria of share-based payment, the Company's management is required to estimate, among others, different parameters that are part of the computation of the fair value of the option and the Company's results and the number of vested options. Actual results and estimates that will be performed in the future could materially differ from current measurement.

Intangible assets - in reviewing the impairment of intangible assets of research and development, the Company's management is required to make significant judgment and to estimate, among others, the expected results of trials that the Company conducts, the commercial technical feasibility of the development and the related economic benefits. Actual results and estimates that will be performed in the future could materially differ from current measurement.

c.	Basis of presentation of the financial statements:

The Company's financial statements have been prepared on a cost basis, except for employee liabilities (assets), net and liability for share appreciation rights The Company's financial statements have been prepared on a cost basis, except for employee liabilities (assets), net and liability for share appreciation rights (see Note 2j(3) regarding the classification of this liability to equity starting September 30, 2009).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consolidated financial statements:

The consolidated financial statements include the accounts of companies that are controlled by the Company (subsidiaries). The Company wholly owns all its subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity under a statute. The consolidation of the financial statements commences on the date on which control is obtained until the date that such control ceases.

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and subsidiaries are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and presentation currencies:

Items included in the financial statements of each of the Group companies are measured at the primary economic environment in which an entity operates ("functional currency"). The consolidated financial statements are presented in U.S. dollars which is the functional currency of all Group members and the Company's presentation currency.

According to the guidance of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, a company which presents its financial statements in a currency other than the NIS, attaches financial statements in NIS terms. The translation of these financial statements into NIS is made in accordance with the guidance of IAS 21, "The Effects of Changes in Foreign Exchange Rates".

Below are the changes in the exchange rate of the U.S. dollar ("the dollar") in the reporting periods:

Exchange rate of $ 1
%
Nine months ended:
September 30, 2009	(1.16)
September 30, 2008	(11.05)

Three months ended:
September 30, 2009	(4.11)
September 30, 2008	2.06

Year ended December 31, 2008	(1.14)

Transactions in a currency other than the functional currency ("foreign currency") are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in the statement of income in financial expenses (income). Non-monetary assets and liabilities are translated into the functional currency at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Financial instruments:

Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, deposits, other receivables, suppliers' credit and other payables.

The initial recognition of non-derivative financial instruments is at fair value plus, for instruments that are not presented at fair value through profit or loss, all directly attributable transaction costs. After initial recognition, non-derivative financial instruments are measured as detailed below.

A financial instrument is recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the Company transfers to others the financial assets without retaining control of the asset or transfers substantially all the risks and rewards associated with the asset. Financial liabilities are derecognized when the Company's obligations specified in the contract is discharged or cancelled or expired.

Cash and cash equivalents:

Cash comprises cash balances that are ready for use and call deposits. Cash equivalents comprise highly liquid short-term investments which are readily convertible into known amounts of cash and which are exposed to immaterial risk of changes in value.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method taking into account transaction costs and less any allowance for impairment.

f.	Fixed assets:

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the assets.

The residual value and useful life of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized.

g.	Intangible assets:

Research and development:

Expenditure on research is recognized as an expense when it is incurred. Costs arising from development projects are recognized as intangible assets when the following criteria are met:

-	there is technical feasibility of completing the intangible asset so that it will be available for use;
-	the Company's intention to complete the intangible asset and use or sell it;
-	the Company's ability to use or sell the intangible asset;
-	the way the intangible asset will generate probable future economic benefits may be demonstrated;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other expenses relating to development that do not qualify these criteria are recognized as an expense when incurred. The Company did not capitalize development costs to intangible assets.

The Company recognized intangible asset arising from research and development expenditures which was acquired from third parties at fair value.

Acquired development assets are tested for impairment at each year in accordance with the guidance of IAS 36, "Impairment of Assets", see h below.

Government grants for the development of approved projects were deducted from the relevant expense.

h.	Impairment of non-financial assets:

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually.

Impairment of depreciable assets is evaluated whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The loss recognized on impairment is equivalent to the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the net selling price and value in use. In testing for impairment, the assets are identified by the lowest aggregation of assets that generate independent identifiable cash flows (cash-generating units). Impaired non-monetary assets are assessed in each balance sheet date whether there is any indication that the impairment loss recognized may be reversed.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Taxes on income:

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current taxes are carried to the statement of income.

1.	Income taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except in a limited number of exceptions.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority. As it is not probable that future taxable income will be available, deferred tax asset is not recognized in the Company's financial statements.

In July 2009, the "Knesset" (Israeli Parliament) passed amended legislation for implementing the economic plan for 2009 and 2010 in the framework of the Law for Economic Efficiency, which prescribes, among others, a gradual reduction in the rates of the Israeli corporate tax rate starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. In this respect it is stated that the Israeli corporate tax for 2009 and 2010 remained in tact.

j.	Employee benefit liabilities:

1.	Post-employment benefits:

According to the labor laws and employment contracts in Israel and the Company's practice, the Company is required to pay compensation to employees upon dismissal or retirement under certain circumstances. The Company's liability for payment of compensation is accounted for as a defined benefit plan and, for part of the employees, it is accounted for as a defined contribution plan.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's liability to employees that are entitled to compensation upon retirement under a defined benefit plan is determined by reference to the number of years of service and last salary.

The Company has a liability to other employees in the framework of a defined contribution plan under which it pays fixed contributions into separate and independent entity and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

The liability for compensation presented in the balance sheet is the present value of the defined benefit obligation as of the balance sheet date minus the fair value of the plan assets. The liability for defined benefit plan is measured on an annual basis by independent appraisers on the basis of the projected unit credit method.

The present value of the liability is measured by discounting the expected future cash flows (after taking into account estimated salary increases) by reference to interest rates on Government bonds which are denominated in the currency in which the benefits will be paid and whose period to maturity approximates the term of the obligations.

According to IAS 19, "Employee Benefits" ("IAS 19"), the rate used to discount the actuarial obligation will be determined by reference to market yields at the balance sheet date on high quality corporate bonds. However, IAS 19 indicates that in countries where there is no deep market in such bonds, the market yields at the balance sheet date on Government bonds shall be used.

As mentioned above, the interest rate used by the Company in discounting the expected future cash flows for the computation of the actuarial obligation was determined by reference to interest rates on high quality NIS Government bonds since the Company's management believes that there is no deep market in corporate bonds in Israel.

To the Company's management best knowledge, the issue of whether in Israel there is deep market in corporate bonds is being examined by the Israel Accounting Standards Board and the Securities Authority with the assistance of the Bank of Israel. If, in the future, these entities accept a decision that differs from the Company's decision, as above, the Company may be required to correct the results it reported on in these financial statements.

The Company recognizes actuarial gains or losses on changes in actuarial estimates and as an outcome of the differences between assumptions made in the past and actual results in the statement of income in the period in which they occur.

The liabilities for compensation is measured at fair value.

The above liabilities also comprise "plan assets" as defined in IAS 19 and, accordingly, they were offset from the balance of employee liabilities for the balance sheet presentation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As stated above, in defined contribution plan the Company buys insurance policies and pays contributions in pension and compensation funds against its liability to pay pension and retirement. After it pays the contribution, it will have no obligation to pay further contributions. The contributions are recognized as employee benefit expenses when they are paid. Prepaid contributions are recognized as an asset to the extent that the prepayment will lead to a reduction in future payments or cash refund.

2.	Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annul basis. The entitlement is based on the number of years of service. The Company recognizes a liability and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

3.	Share-based payment transactions:

The Company administers several share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term in which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions. Non-market vesting conditions are included among the assumptions used in estimating the number of options that are expected to vest.

In each balance sheet date, the Company updates its estimates of the number of options expected to vest based on non-market vesting conditions and recognizes the effect of change in comparison with original estimates, if exist, in the statement of income and a corresponding adjustment in equity.

The exercise price received when the options are exercised into shares less directly attributable transaction costs is carried to share capital (par value) and share premium, when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments with share appreciation rights which were granted to other service providers are recognized at fair value of the plan at reporting date against a liability in other current liabilities. The Company reassessed the fair value of the plan in each reporting date. On September 30, 2009, pursuant to IFRS 2 and after the Company's management examined the issue taking into consideration the Company's financial position, the instrument for share appreciation rights is carried to equity, see also Note 1(2).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

Revenues are recognized in the statement of income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Company's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

2.	Revenues from royalties that are subject to milestones are recognized in the statement of income when earned after achievement of milestones.

3.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a.	The fair value of labor services by the Company's employees is recognized over the service term.

b.	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

l.	Earnings (loss) per share:

1.	Basic earnings per share is calculated by dividing income or loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period.

2.
For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive.

m.	Amendments to existing standards which are not yet effective and the Group did not elect to early adopt them:

1.
As part of the annual improvements project of the IASB which was issued in April 2009, several additional amendments to the following standards were made: IFRS 2, "Share-based Payment", IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", IFRS 8, "Operating Segments" IAS 7, "Statement of Cash Flows", IAS 18, "Revenue", IAS 36, "Impairment of Assets", IAS 38, "Intangible Assets" and IAS 39, "Financial Instruments: Recognition and Measurement" and IFRIC 9, "Reassessment of Embedded Derivatives" and IFRIC 16, "Hedges of a Net Investment in a Foreign Operation". These amendments are not expected to have a material effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
IFRS 3 (Revised), "Business Combinations" ("IFRS 3 (R)") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to use the acquisition method when accounting for business combinations but with several significant changes. For instance, all costs incurred in an acquisition of an entity are measured using fair value at the acquisition date and contingent consideration is classified as liabilities that are subsequently remeasured through profit or loss. There is an option, available on a transaction-by-transaction basis, to measure any minority interests in the entity acquired either at fair value or at the minority interest's proportionate share of the net assets of the entity acquired. All acquisition-related costs shall be recognized in the statement of income. The Group will adopt IFRS 3 (R) prospectively for all business combination starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IFRS 3 (R) on its financial statements in future periods.

3.
IAS 27 (Revised), "Consolidated and Separate Financial Statements" ("IAS 27 (R)") (effective for annual periods beginning on or after July 1, 2009). IAS 27 (R) requires to present in equity the effect of all transactions with the minority shareholders that do not result in a change of control and, accordingly, no gain or loss and goodwill are recognized on such transactions. IAS 27 (R) also deals with the accounting treatment of loss of control of an investee. When control is lost, the value of any retained interest in the entity is remeasured to fair value and the resulting gain or loss is recognized in the statement of income. The Group will adopt IAS 27 (R) prospectively for all transactions with minority interests starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IAS 27 (R) on its financial statements in future periods.

NOTE 3:-	INTANGIBLE ASSETS

1.
On November 18, 2008, the Company received the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the development activity was ceased. On this date, an intangible asset of NIS 29,730 thousand representing the acquired development rights was recorded in other expenses, see also Note 6d(4).

2.
In the first quarter of 2008, the Company sold the asset associated with the DOS development rights with carrying amount of NIS 6,060 thousand in consideration of NIS 13,393 thousand, in cash, and other payments that are subject to the achievement of milestones. In 2008, the above agreement was revised and the overall cash payment totals NIS 20,599 thousand and other payments that are subject to the achievement of milestones.

NOTE 4:	EVENTS DURING THE PERIOD

1.
In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. ("Bio-Gal") for the rights to use a use patent on Recombinant Erythropoietin for the prolongation of multiple myeloma, blood cancer, patients' survival and improvement of their quality of life. In accordance with agreement, the Company will issue Bio-Gal Ordinary shares representing just under 50% of the issued share capital of the Company at closing date. In addition, the Company will make milestone payments of NIS 40,530 thousand in cash upon the successful completion of a Phase 2 clinical trial. The Company's Board may, in its sole discretion, issue additional shares to Bio-Gal in lieu of such cash payment.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

The Company is also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to certain conditions including, among others, the approval of the Boards and the shareholders of the companies as well as financing issues. Closing is expected to take place in the fourth quarter of 2009 or in the first quarter of 2010. As of the date of the approval of this report, the Company is in advance stages of closing the transaction (see also Note 4(5)).

On March 18, 2009, at an extraordinary general meeting of shareholders, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 1,532,214 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 3,296,120 vested options expired. Similarly, with the resignation of the Chairman on March 18, 2009, 3,083,333 options that were granted to him in December 2007 at an exercise price of $ 0.36 per option expired. The remaining 6,166,666 unvested options granted to him in December 2007 at an exercise price of $ 0.36 per option were forfeited. The effect of the forfeiture of these options for the first quarter of 2009 and for the nine months ended September 30, 2009 totaled approximately NIS 10,755 thousand and it is included as a deduction of general and administrative expenses in the statement of income.

In addition, 4,666,666 options (with performance-related conditions) of the Company's former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options for the second quarter of 2009 and for the nine months ended September 30, 2009 totaled approximately NIS 5,912 thousand and it is included as a deduction of general and administrative expenses in the statement of income. Further, 2,333,334 options that were granted to him in March 2006 at an exercise price of $ 0.77 per option expired.

In addition, the shareholders' meeting approved the following:

a.	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b.
that the authorized share capital of the Company be increased from NIS 10,000,000 par value divided into 100,000,000 Ordinary shares of NIS 0.1 par value to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c.	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

On June 22, 2009, the share capital was consolidated and the authorized share capital of the Company was increased, as stated above. The change in the conversion ratio of ADR was not effected because the Board accepted a decision that such change in not required.

All relevant figures in the financial statements reflect this change.

On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded in the Pink Sheets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

2.
On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the agreement with respect to the lease of premises that they had signed. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of NIS 144 thousand relating to the termination of the lease agreement. The payment to the supplier was made at the beginning of October 2009.

3.
In July 2009, the Company's Board granted 1,400,000 stock options (unlisted) to an executive director in the Company. The stock options are exercisable into 1,400,000 Ordinary shares of NIS 0.1 par value each at an exercise price of NIS 0.075 per stock option. Based on the Black & Scholes model, the fair value of stock options on the date the Board accepted its decision was NIS 0.42079 per each stock option; a total of NIS 589,106 for all stock options. The options are exercisable for a maximal period of 120 months from the date of issuance in such a manner that 33.33% of the stock options are exercisable immediately upon receipt provided that five months have passed from the grant date and the remaining 66.67% stock options are exercisable in equal portions in each month thereafter for the following three years.

The Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital. The approval of the Stock Exchange to listing the underlying shares was received.

According to the track that the Company elected and pursuant to these principles, expenses arising from employee remuneration are not deductible and so are the expenses that the Company recognizes in its accounts for salary benefits in respect of options received by employees under the plan, except the yield component, if any, that arises on the date of issuance.

4.
In an arbitration procedure, the Company reached a compromise settlement with a service provider of its wholly-owned sub-subsidiary who demanded NIS 148 thousand from the sub-subsidiary in return for removing his arguments and compensation of NIS 36 thousand.

5.
On September 30, 2009, the Company and Bio-Gal signed a revised agreement ("the revision") whose principle is to extend the date set to fulfill the conditions to the closing to November 30, 2009 ("the new date") (in a way that all the pre-established closing conditions apply to the new date). The other provisions of the agreement remain in tact. The Company is seeking to fulfill the conditions for the completion of the agreement as soon as possible. (see Note 5).

NOTE 5:	EVENTS AFTER BALANCE SHEET DATE

On November 30, 2009, the Company and Bio-Gal signed a second revised agreement ("the second revision") whose principle is to extend the date set to fulfill the conditions to the closing to February 28, 2010 ("the second new date") (in a way that all the pre-established closing conditions apply to the new date). The other provisions of the agreement remain in tact. The Company is seeking to fulfill the conditions for the completion of the agreement as soon as possible.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The following reconciliations present the effect of the transition to IFRS and explanations of these reconciliations and the exemption elected by the Company upon the transfer to IFRS. The reconciliations are presented below:

a.	Reconciliations of the consolidated balance sheets as of January 1, 2007 ("opening balance sheet"), September 30, 2008 and December 31, 2008.

b.	Reconciliations of the consolidated statements of income for the nine and three months ended September 30, 2008 and for the year ended December 31, 2008.

c.	Reconciliations of certain equity items as of as of January 1, 2007, September 30, 2008 and December 31, 2008.

d.	Giving explanations of the reconciliations carried out, as above, including a description of the exemptions elected by the Company in the transition to IFRS, in accordance with IFRS 1.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

a.	The effect of the transition on the consolidated statements of financial position:

		January 1, 2008			September 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		18,590	-	18,590	13,944	-	13,944	11,117	-	11,117
Short-term deposits		88,070	-	88,070	7,550	-	7,550	-	-	-
Employee benefit assets	1	-	-	-	-	-	-	152	(106)	46
Financial assets at fair value through profit or loss		431	-	431	-	-	-	-	-	-
Assets classified as held for sale		76	-	76	-	-	-	-	-	-
Accounts receivable	1,9	2,966	(393)	2,573	3,168	-	3,168	1,346	(186)	1,160
Income taxes receivable	9	-	-	-	-	-	-	-	186	186
Deferred taxes	8	123	(123)	-	-	-	-	-	-	-
Restricted deposits		-	-	-	-	-	-	270	-	270

		110,256	(516)	109,740	24,662	-	24,662	12,885	(106)	12,779

NON-CURRENT ASSETS:
Employee benefit assets	1	414	(414)	-	151	(96)	55	-	-	-
Restricted deposits		727	-	727	212	-	212	-	-	-
Fixed assets		2,070	-	2,070	263	-	263	156	-	156
Intangible assets	4,5	106	7,533	7,639	-	25,658	25,658	-	-	-
Deferred taxes	8	80	123	203	-	-	-	-	-	-

		3,397	7,242	10,639	626	25,562	26,188	156	-	156

Total assets		113,653	6,726	120,379	25,288	25,562	50,850	13,041	(106)	12,935

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

		January 1, 2008			September 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		3,976	-	3,976	3,719	-	3,719	1,582	-	1,582
Other accounts payable	1	8,108	(359)	7,749	6,835	-	6,835	4,023	-	4,023
Income taxes payable	9	-	604	604	-	-	-	-	-	-
Employee benefit liabilities	1	-	-	-	-	-	-	1,988	(289)	1,699
Liability for share appreciation rights		-	-	-	6,818	-	6,818	27	-	27
Deferred revenue		1,686	-	1,686	-	-	-	-	-	-

		13,770	245	14,015	17,372	-	17,372	7,620	(289)	7,331

NON-CURRENT LIABILITIES:
Employee benefit liabilities	1	1,437	(495)	942	527	(195)	332	-	-	-
Deferred revenue		1,682	-	1,682	-	-	-	-	-	-

		3,119	(495)	2,624	527	(195)	332	-	-	-

Total liabilities		16,889	(250)	16,639	17,899	(195)	17,704	7,620	(289)	7,331

EQUITY:
Share capital		4,402	-	4,402	5,858	-	5,858	5,858	-	5,858
Share premium		557,772	(24,013)	533,759	605,655	(38,291)	567,364	606,140	(38,776)	567,364
Differences arising from translating the financial statements into NIS *)		-	-	-	(2,722)	(10,013)	(12,735)	(5,665)	(1,537)	(7,202)
Accumulated deficit		(465,410)	30,989	(434,421)	(601,402)	74,061	(527,341)	(600,912)	40,496	(560,416)

Total equity		96,764	6,976	103,740	7,389	25,757	33,146	5,421	183	5,604

Total liabilities and equity		113,653	6,726	120,379	25,288	25,562	50,850	13,041	(106)	12,935

*)	The translation of the figures under U.S. GAAP from the functional currency (US dollar) into the presentation currency (NIS) was made in the same way as the translation of the figures under IFRS.

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

b.	The effect of the transition on the consolidated statements of comprehensive income:

		Nine months ended September 30, 2008			Year ended December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Unaudited			Audited
	Par.	NIS in thousands (except per share data)

Revenues	5	20,543	(38)	20,505	21,312	(713)	20,599
Cost of revenues	5	202	6,060	6,262	209	6,052	6,261

Gross profit		20,341	(6,098)	14,243	21,103	(6,765)	14,338

Research and development costs	2,4	34,836	(198)	34,638	41,116	940	42,056
General and administrative expenses	2,6	14,130	2,428	16,558	18,352	(4,227)	14,125
Business development expenses	6	2,738	(2,738)	-	(3,954)	3,954	-
Other expenses	4	-	-	-	-	29,730	29,730
Gain from sale of fixed assets		532	-	532	1,033	-	1,033

Operating loss		(30,831)	(5,590)	(36,421)	(33,378)	(37,162)	(70,540)

Financial income	3	-	-	1,195	-	1,188	1,188
Financial expenses	3	-	-	90	-	61	61

Financial income, net	3	1,105	-	1,105	1,127	-	1,127

Loss before taxes on income		(29,726)	(5,590)	(35,316)	(32,251)	(37,162)	(69,413)
Taxes on income (tax benefit)		214	-	214	(111)	-	(111)

Comprehensive loss for the period		(29,940)	(5,590)	(35,530)	(32,140)	(37,162)	(69,302)

Basic and diluted loss per share (in NIS) *)		(0.511)	(0.096)	(0.607)	(0.549)	(0.635)	(1.184)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

		Three months ended September 30, 2008
		US GAAP	Effect of transition to IFRS	IFRS
		Unaudited
	Par.	NIS in thousands (except per share data)

Revenues	5	7,112	-	7,112
Cost of revenues	5	-	-	-

Gross profit		7,112	-	7,112

Research and development costs	2,4	7,703	-	7,703
General and administrative expenses	2,6	4,777	(751)	4,026
Business development expenses	6	(601)	601	-
Gain from sale of fixed assets		-		-

Operating loss		(4,767)	150	(4,617)

Financial income	3	-	555	555
Financial expenses	3	-	9	9

Financial income, net	3	546	-	546

Loss before taxes on income		(4,221)	150	(4,071)
Taxes on income		169	-	169

Comprehensive loss for the period		(4,390)	150	(4,240)

Basic and diluted loss per share (in NIS) *)		(0.075)	(0.002)	(0.073)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

c.	The effect of the above reconciliations on the condensed consolidated statements of changes in equity:

		Share capital	Share premium	Accumulated deficit	Total
		Audited
	Par.	NIS in thousands

Balance at January 1, 2007, U.S. GAAP		4,402	557,772	(465,410)	96,764

Share-based payment to employees and others	2	-	(24,013)	24,013	-
Adjustments of employee benefit liabilities	1	-	-	46	46
Intangible asset	4	-	-	6,930	6,930

Balance at January 1, 2007, IFRS		4,402	533,759	(434,421)	103,740

		Share capital	Share premium	Capital reserve from translating the financial statements into NIS	Accumulated deficit	Total
		Unaudited
	Par.	NIS in thousands

Balance at September 30, 2008, U.S. GAAP		5,858	605,655	(2,722)	(601,402)	7,389

Share-based payment to employees and others	2	-	(38,291)	-	38,291	-
Adjustments of employee benefit liabilities	1	-	-	-	4,197	4,197
Capital reserve from translating the financial statements into NIS	4	-	-	(10,013)	-	(10,013)
Intangible asset		-	-	-	31,573	31,573

Balance at September 30, 2008, IFRS		5,858	567,364	(12,735)	(527,341)	33,146

		Share capital	Share premium	Capital reserve from translating the financial statements into NIS	Accumulated deficit	Total
		Unaudited
	Par.	NIS in thousands

Balance at December 31, 2008, U.S. GAAP		5,858	606,140	(5,665)	(600,912)	5,421

Share-based payment to employees and others	2	-	(38,776)	-	38,776	-
Adjustments of employee benefit liabilities	1	-	-	-	173	173
Intangible asset		-	-	-	1,547	1,547
Capital reserve from translating the financial statements into NIS		-	-	(1,537)	-	(1,537)

Balance at December 31, 2008, IFRS		5,858	567,364	(7,202)	(560,416)	5,604

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

d.	Explanations of the transition to reporting under IFRS:

1.	Employee benefit liabilities:

According to U.S. GAAP, the severance pay liability for Israeli employees was measured based on the employee's last monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay funds are measured at their surrender value at each balance sheet date. The severance paid fund and accrual were not offset.

According to IAS 19, "Employee Benefits", the Company has defined contribution plan and defined benefit plan.

According to the defined contribution plan, the Company is obligated to contribute in defined contribution plan and to record an expense in the statement of income when the obligation to contribute is established.

According to the defined benefit plan, the Company is required to present the employee benefit liability net on an actuarial basis. The actuarial computation takes into account future salary increases and the rates of employee turnover based on the estimate of timing of payment.

The amounts are presented based on expected future discounted cash flows at interest rates on Government bonds whose maturity approximates the term of the obligation because the Company believes that there is no deep market in corporate bonds in Israel. The computations are made by an accredited appraiser on the basis of the projected unit credit method.

If an asset arises to the Company under the computation, the asset is recognized at the lower of the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit in from of refunds or reductions in future contributions will be considered available if it can be used over the term of the plan or when the obligation is settled.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

The obligations to compensate are measured at fair value. The above obligations represent "plan assets" as defined in IAS 19.

The Company immediately recognizes actuarial gains and losses arising on defined benefit plan in the statement of income.

Employee benefit liability presented in the balance sheet reflects the present value of the benefit obligations less the fair value of the plan assets.

The Company adopted IFRIC 14 regarding the limit on a defined benefit asset, minimum funding requirements and their interaction. The Interpretation determines principles regarding the measurement of the limit. The adoption of the Interpretation had no effect on the Company's financial statements.

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

As a result of the above, as of the date of transition, employee benefit liability decreased by approximately NIS 495 thousand and employee benefit assets decreased by approximately NIS 807 thousand.

2.	Share-based payments:

According to U.S. GAAP, the Company applied APB 25 regarding share-based payment transactions through December 31, 2004 and since January 1, 2005, it applied FAS 123(R). According to the guidance of IFRS 1, the Company may use the exemption and apply IFRS 2 (Share-based Payment) only to equity instruments that were granted after November 2, 2002 and had not vested as of the date of transition to IFRS.

According to the permitted under U.S. GAAP, the Company recognized portions of grants of equity instruments on a straight-line basis. According to IFRS, the Company considers each portion as a separate grant of share-based payment.

Also, in the financial statements the Company has prepared in accordance with IFRS, the increase in equity is carried to retained earnings.

Share-based payments to consultants and service providers are measured at fair value on the grant date since the Company considers them as service providers who render services that are similar to employees' services.

As of the date of transition, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately NIS 24,013 thousand was classified from capital reserves to retained earnings.

During 2008, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately NIS 6,810 thousand was reclassified from capital reserves to retained earnings.

During the nine and three months ended September 30, 2008, research and development and general and administrative expenses decreased by approximately NIS 198 thousand and NIS 310 thousand and NIS 0 thousand and NIS 150 thousand, respectively.

During the year ended December 31, 2008, research and development and general and administrative expenses decreased by approximately NIS 93 thousand and NIS 212 thousand, respectively.

3.	Financial income and expenses:

According to U.S. GAAP, financial expenses and income were presented net in the statement of income. According to IFRS, financial expenses should be disclosed separately from financial income in the statement of income.

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

4.	Research and development expenses:

According to U.S. GAAP, acquisition of in-process research and development assets was accounted for immediately as an expense in the statement of income. According to IFRS, an in-process research and development asset is an intangible asset that is recognized as an asset in the Company's balance sheet. This asset is not systematically amortized and is tested for impairment annually or earlier if there is an indication that the asset may be impaired. In January 2007, the Company acquired the Bicifadine license. According to the agreement, the Company paid NIS 29,730 thousand in cash and has committed to make other milestone payments.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2007. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after Bicifadine trial failed, an impairment loss of NIS 29,730 thousand relating to this asset was recognized in other expenses.

Further, in September 2005, the Company acquired in-process research and development asset, DOS, from VivoQuest.

According to U.S. GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2005. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after the disposal of the asset, the cost of the intangible asset at closing date, NIS 6,060 thousand, was recognized in cost of revenues.

5.	Revenue recognition on disposal of intangible assets:

According to U.S. GAAP, the Company recognized revenues under EITF 00-21 (Revenue Arrangements with Multiple Deliveries). Since the Company could not allocate the consideration to the sale of license and rendering of services components based on their fair value, as defined in EITF 00-21, the Company recognized the entire revenue over the service term. According to IFRS, the Company measured the fair value at cost plus a reasonable profit as permitted under IAS 18 (Revenues). Accordingly, under IFRS, the Company recognized revenue attributed to the license component after all revenue criteria from sale of goods have been met and revenue from rendering of service component over the service term.

According to the above, under U.S. GAAP, the Company recognized revenue from sale of the DOS program to Presidio of NIS 1,860 thousand and NIS 11,571 thousand in the first and second quarters of 2008, respectively. Under IFRS, the Company recognized revenue of NIS 13,172 thousand from disposal of the intangible asset and NIS 43 thousand from rendering of service in the first quarter. The Company recognized revenue from rendering of service of NIS 178 thousand in the second quarter and the amount of revenues recognized in the third quarter of 2008 under IFRS was identical to that recognized under U.S. GAAP.

NOTE 6:-	RECONCILIATION BETWEEN U.S. GAAP AND IFRS (Cont.)

6.	Business development expenses:

According to U.S. GAAP, the Company presented business development expenses in a separate line item in comprehensive statement of income. According to IFRS, these expense are presented based on the nature of operation in general and administrative.

7.	Cumulative comparative figures:

According to U.S. GAAP, a development stage company is required to include in addition to comparative figures for comparative previous periods also cumulative financial data from the inception of the company through the earlier of the end of the reporting year or to the end of the development. IFRS does not have this requirement.

8.	Deferred taxes:

According to U.S. GAAP, deferred tax balances in the balance sheet arising from current balance sheet items were classified in current assets and current liabilities. Upon the transition to IFRS, according to IAS 1, "Presentation of Financial Statements", the Company presents all deferred tax balances in non-current assets. Upon the date of transition, deferred taxes of NIS 123 thousand were presented in current assets.

9.	Income taxes receivable:

According to U.S. GAAP, income taxes receivable were presented in other accounts receivable. According to the guidance of IAS 1, "Presentation of Financial Statements", income taxes receivable are presented separately on the face of the balance sheet.

- - - - - - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2009

A brief description of the Company's business

The Company was established in Israel as a private company pursuant to the Companies Ordinance, 1999 ("the Companies Ordinance") on March 9, 1993 under the name Xenograft Technologies Ltd. On July 3, 1995, the Company changed its name to XTL Biopharmaceuticals Ltd. The Company's objectives are to engage in any legal activity. Currently, the Company is engaged in the development, acquisition, sale, sub-license and business ventures in the medical realm and in therapeutics for the treatment of unmet medical needs as well as improvement of existing medical treatment.

In September 2000, the Company's shares were listed on the London Stock Exchange and the Company raised approximately $ 50 million by a public offering of shares. In August 2004, the Company raised approximately $ 17.8 million in another offering on the London Stock Exchange. Since then and until October 2007, the Company's shares were listed on the London Stock Exchange.

In July 2005, immediately after the third amendment to the Securities Law, 1968 ("the Law") and the addition of the first stock exchange in London as a stock exchange of dual listing, the Company also listed its shares on the Tel-Aviv Stock Exchange Ltd. ("the Stock Exchange") and since then its shares are listed on the Stock Exchange. Accordingly, since that date, the Company reports according to foreign law (by virtue of chapter e3 to the Law).

In September 2005, the Company filed with the Securities & Exchange Commission in the U.S. ("the SEC") a request to list the Company's American Depositary Shares ("ADR") for trade on the NASDAQ under a list that is currently known as the NASDAQ Global Market. Since then and until April 17, 2009, the Company's ADRs were traded on the NASDAQ. In July 2009, the NASDAQ staff suspended trading on the Company's ADRs and since then the Company's ADRs are traded between brokers on the Pink Sheets under the symbol of XTLBY.PK.

The Company owns 100% of a US company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain.

In recent years to 2008, the Company was engaged in the development of therapeutics for the treatment of hepatitis C and B. During 2007, the Company discontinued the development programs and trials in these therapeutics and according to an agreement entered with Yeda Research and Development Company Ltd. (the commercial arm of the Weizmann Institute) all rights were reverted to Yeda.

In 2005, the Company acquired from VivoQuest Inc. exclusive, worldwide, perpetual rights for VivoQuest's intangible assets, covering a compound library, which includes certain compounds ("DOS"), potential compounds for the treatment of hepatitis C and other assets. During 2008, the Company sold a sub-license to use the DOS technology to Presidio Pharmaceuticals Inc.

During 2007, the Company signed an agreement with DOV Pharmaceutical Inc. to in-license the worldwide rights for Bicifadine.

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain did not meet its endpoints and, therefore, the trial failed. As a result, the Company discontinued to develop Bicifadine for diabetic neuropathic pain and had terminated most of its employees.

In December 2008, the Company implemented a restructuring plan aiming to develop the Company's business. As of the date of this report, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") that was sub-licensed to Presidio Pharmaceuticals Inc. during 2008 and license to continue research and development of Bicifadine.

The Company's Board meeting held on February 11, 2009 approved the nomination of Mr. David Grossman and Mr. Boaz Shweiger as directors in the Company and the nomination of Mr. David Grossman as Co-Chief Executive Officer of the Company.

On March 18, 2009, at an extraordinary meeting of the shareholders of the Company Mr. Marc Allouche, Mr. David Grossman, Mr. Boaz Shweiger and Mr. Amit Yonay were elected to serve as directors of the Company. Mr. Jaron Diament and Ms. Dafna Cohen were elected to serve as external directors of the Company until March 18, 2012. Further, it was decided to consolidate the authorized share capital of the Company and to change the ADR ratio.

In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin for the prolongation of multiple myeloma (blood cancer) patients' survival and improvement of their quality of life. The transaction is subject to suspending conditions, as well as financing terms. On September 30, 2009, the parties signed on an extension of the closing date of the transaction to November 30, 2009. For further details regarding the extension of the above-said closing see section on events after the balance sheet date.

Significant events during the reported period

In April 2009, as part of the restructuring plan, Mr. Ron Bentsur resigned from his position as Co- Chief Executive Officer in the Company and since that date Mr. David Grossman serves as the Company's Chief Executive Officer.

On May 7, 2009, Mr. Bill Kessler resigned from his position as the Company's Chief Financial Officer

In June 2009, the Company implemented the capital consolidation as approved in the shareholders' meeting from March 18, 2009. After the 5:1 capital consolidation of shares, the Company's shares are of NIS 0.1 par value each. At the same time, the ratio of the number of shares (after the capital consolidation) into ADR as quoted in the Pink Sheets in the U.S. was amended and currently the ratio is 2:1 (the price per ADR remained in tact).

In July 2009, the NASDAQ authorities completed to delisting the Company's ADRs from trade on the NASDAQ and since then the Company's ADRs are quoted in the framework of the Pink Sheets in the US under the symbol of XTLBY.PK.

On July 29, 2009, Mr. Ronen Twito was appointed as the Company's Chief Financial Officer.

In July 2009, the Company's Board granted 1,400,000 stock options (unlisted) to an executive in the Company. For further details regarding the grant of options, see the Company's immediate report from July 29, 2009 (reference No. 2009-01-182562).

On August 27, 2009, the Company's Board decided that the ADRs which were issued in the US will remain at the ratio of 2 Ordinary shares of NIS 0.1 par value each to one ADR.

On September 30, 2009, the Company and Bio-Gal Ltd. signed on an extension of the closing date of the transaction to November 30, 2009 (herein: "the new closing date") (the conditions are to be fulfilled on the new closing date). The rest of the conditions remain as-is. For further details regarding the extension and a second extension until February 28, 2010 of the above-said closing see section on events after the balance sheet date.

The financial position, liquidity and financial sources

Balance sheet highlights (U.S. dollars in thousands)

	Data as of September 30, 2009		Data as of December 31, 2008
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet

Total balance sheet	873	100%	3,402	100%
Equity	240	27%	1,474	43%
Current assets	749	86%	3,361	99%
Fixed assets	29	3%	41	1%
Other investments	95	11%	-	-
Short-term liabilities	633	72%	1,928	57%

Equity

As of September 30, 2009, the Company's equity is approximately $ 240 thousand, a decrease of approximately $ 1,234 thousand from 2008, representing about 27% of total balance sheet compared to 43% in 2008. The decrease in equity was primarily due to the loss for the first nine months of 2009 (offset by the effect of the reversal of the options of the former chairman and the former Chief Executive Officer which were forfeited, see also Note 4(1) to the financial statements)for the first nine months of 2009 and due to the reclassification of the SAR option of $ 126 thousand to the capital section according to IFRS 2 and due to the management's decision in light of the cash position of the Company.

Assets

Total current assets as of September 30, 2009 decreased by approximately $ 2,612 thousand and totaled approximately $ 749 thousand, a decrease of 78% compared to current assets as of December 31, 2008. Following are the major changes:

Cash balances as of September 30, 2009 totaled approximately $ 640 thousand, a $ 2,284 thousand decrease compared to the cash balances as of December 31, 2008 which totaled approximately $ 2,924 thousand. This decrease was attributable to negative cash flow from operating activities.

Balance sheet balances of accounts receivable as of September 30, 2009 totaled approximately $ 20 thousand, compared to approximately $ 305 thousand as of December 31, 2008. This decrease was attributable primarily to decrease in the line item prepaid expenses and Government authorities.

As of the balance sheet date, fixed assets in the Company totaled approximately $ 29 thousand, compared to $ 41 thousand as of December 31, 2008 - immaterial change.

Other long-term investments

The balance of other investments as of September 30, 2009 totaled approximately $ 95 thousand and was attributable to capitalization of costs associated with the Bio-Gal deal which accrued in the last six moths. The Company had no other investments in 2008.

Liabilities

As of September 30, 2009, the balance sheet balances of trade payables totaled approximately $ 228 thousand, compared to approximately $ 416 thousand as of December 31, 2008. The decrease was primarily due to the termination of the clinical trial in November 2008 after the Phase 2b trial in Bicifadine failed and, as a result, the activity with the relevant suppliers was terminated and the debt to them was settled during the period.

As of September 30, 2009, the balance sheet balances of accounts payable totaled approximately $ 405 thousand, compared to approximately $ 1,058 thousand as of December 31, 2008. The decrease was attributable primarily due to the decrease in accrued expenses to service providers associated with the clinical trial in Bicifadine that was terminated in November 2008.

Business results

Condensed statements of income (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008

Revenues associated with out-licensing agreements	-	5,940	-	2,000	5,940
Cost of revenues	-	(1,841)	-	-	(1,841)
Gross profit	-	4,099	-	2,000	4,099
Research and development costs	-	9,836	-	2,206	11,722
General and administrative expenses (income)	(2,729)	4,715	130	1,153	3,937
Other expenses (income) (including capital gain)	(144)	(152)	(144)	-	7,212
Financial income (expenses), net	2	314	(5)	156	314
Taxes on income (tax benefit)	-	61	-	48	(31)
Income (loss) for the period	2,875	(10,047)	9	(1,251)	(18,427)

Operating results

Sales revenues

The Company did not have sales for the nine and three months ended September 30, 2009. For the first nine months of 2008, the Company's sales revenues totaled approximately $ 5,940 thousand and for the three months then ended approximately $ 2,000 thousand. Sales turnover for the entire 2008 totaled approximately $ 5,940 thousand. Sales in 2008 were due to the out-licensing of DOS technology after modification of the original license terms.

Gross profit

The Company did not have gross profit for the nine and three months ended September 30, 2009. For the first nine months of 2008, gross profit totaled approximately $ 4,099 thousand and for the three months then ended approximately $ 2,000 thousand. Gross profit for the entire 2008 totaled approximately $ 4,099 thousand. The gross profit for the entire 2008 and for the nine and three months ended September 30, 2009 were due to the sub-licensing of DOS technology, as elaborated above in sales.

Research and development costs

The Company did not have research and development costs for the nine and three months ended September 30, 2009 following the termination of the clinical trial in Bicifadine in November 2008 (see also Note 1 to the financial statements). Research and development costs for the first nine months of 2008 totaled approximately $ 9,836 thousand and for the three months then ended approximately $ 2,206 thousand. Research and development costs for the entire 2008 totaled approximately $ 11,722 thousand.

General and administrative expenses

General and administrative expenses (income) for the nine months ended September 30, 2009 totaled approximately $ (2,729) thousand and for the three months then ended an expense of approximately $ 130 thousand, compared to approximately $ 4,715 thousand and $ 1,153 thousand for the nine and three months ended September 30, 2008, respectively, and compared to $ 3,937 thousand for the entire 2008.

The decrease was due primarily to the following factors: reversal of expenses relating to the options of the former chairman and the former Chief Executive Officer, which were forfeited after their resignation and non-performance ($ 4.1 million) and cut in the number of employees and the Company's restructuring after the announcement on the failure of the trial in Bicifadine in November 2008, as described in Note 1 to the financial statements.

Other expenses and income

For the nine and three months ended September 30, 2009, the Company earned other income of approximately $ 144 thousand from compromise settlement with several suppliers (see Note 4(2) and (4) to the financial statements). The Company had no other income in the comparable periods last year. For the entire 2008, the Company derived other expenses of approximately $ 7.5 million from derecognition of an intangible asset (parent) which failed the Phase 2b trial.

Financial expenses

In the first nine months of 2009, the Company earned net financial income of approximately $ 2 thousand and in the three months then ended of approximately $ 5 thousand, compared to net financial income of approximately $ 314 thousand and $ 156 thousand for the nine and three months in the comparable periods last year and $ 314 thousand for the entire 2008. This financial income was attributable to interest income on short-term bank deposits.

Taxes on income

The Company had no taxes on income for the nine and three months ended September 30, 2009 because the net income in the period derived from reverse of carryforward option expenses which are not recognized as income for tax purposes. Likewise, the Company did not recognize deferred taxes on current expenses during the period because there can be no assurance that revenues will be recognized from a research and development company.

Tax expenses in the first nine months of 2008 totaled approximately $ 61 thousand and for the three months ended September 30, 2008 approximately $ 48 thousand. The Company recognized tax income of approximately $ 31 thousand for the entire 2008.

Comprehensive net income (loss) for the period

Net income for the nine months ended September 30, 2009 totaled approximately $ 2,875 thousand and for the three months then ended approximately $ 9 thousand, compared to a comprehensive loss of approximately $ 10,047 thousand in the comparable first nine months last year and approximately $ 1,251 thousand for the three months ended September 30, 2008 and a comprehensive loss of approximately $ 18,427 thousand for 2008. The decrease in loss (increase in income) for the first nine months of 2009 in relation to the comparable period last year and in relation to the entire 2008 was due primarily to the following factors: reverse of options from previous years of approximately NIS 4.1 million which reduced general and administrative expenses (see explanation in the paragraph of general and administrative) and the termination of research and development of Bicifadine in November 2008 after the failure of the Phase 2b trial which decreased and even stopped research and development expenses and the efficiency in current general and administrative expenses in furtherance to the Company's restructuring as elaborated above.

Basic and diluted earnings per share for the nine months ended September 30, 2009 is $ 0.049 per share and for the three months then ended approximately $ 0.00 per share, compared to basic and diluted loss of approximately $ 0.172 and $ 0.021 per share for the comparable periods last year, respectively, and compared to basic and diluted loss of approximately $ 0.315 per share per share in 2008.

Cash flows

Cash flows used in operating activities for the nine months ended September 30, 2009 totaled approximately $ 2,260 thousand and for the three months then ended approximately $ 235 thousand, compared to approximately $ 6,885 thousand for the nine months and $ 2,004 thousand for the three months in the comparable periods last year. Cash flows used in operating activities in 2008 totaled approximately $ 10,578 thousand. The main decrease in the negative cash flow is attributable to the termination of the clinical trial in the Company's leading drug, Bicifadine, and from decrease in the general and administrative expenses as an outcome of the Company's restructuring.

Cash flows used in investing activities for the nine and three months ended September 30, 2009 totaled approximately $ 24 thousand. Cash flows from investing activities in the first nine months of 2008 were positive and totaled approximately $ 8,551 thousand and for the three months ended September 30, 2008 approximately $ 2,992 thousand. Cash flows from investing activities for the entire 2008 was positive and totaled approximately $ 10,915 thousand. The positive cash flows from investing activities in 2008 is primarily due to the sale of short-term bank deposits.

The Company had no financing activities in the first nine months of 2009. Cash flows from financing activities in the first nine months of 2008 were positive and totaled approximately $ 33 thousand and for the three months ended September 30, 2008 the Company had no cash flows from financing activities. Cash flows from financing activities for the entire 2008 was positive and totaled approximately $ 210 thousand. The positive cash flows from financing activities in 2008 is due to the refund of stamp duty paid in 2004 for share issuance.

Exposure to market risks and their management

Description of market risks and management

The Company is a development company in the biotechnology area and, accordingly, it does not expect to earn material revenues and, therefore, the market risks to which it is currently exposed are immaterial. Despite the abovementioned, a significant portion of the Company's expenses is stated in U.S. dollars and, therefore, the Company is exposed to the exchange rate of the NIS in relation to the U.S. dollar and acts to reduce the currency risk by maintaining the liquid sources it has in or linked to the U.S. dollar.

To hedge the economic exposure which does not contradict the accounting exposure, the Company maintains substantially all of its current assets in or linked to foreign currency.

The financial risks are managed by the Company pursuant to the policy approved by the Company's Board and management.

The Company identifies and estimates the principle risks it confronts, at the discretion of the Company's management.

Through May 7, 2009, Mr. Bill Kessler, the former CFO, was responsible for the management of the Company's risks. Since August 27, 2009, Mr. Ronen Twito, the Company's acting Chief Financial Officer, is responsible for the management of the Company's risks.

Report on linkage basis

Report on linkage basis as of September 30, 2009

	U.S.$	NIS	Other currencies	Total
	U.S. dollars in thousands
Assets:

Cash and cash equivalents	609	29	2	640
Accounts receivable	6	14	-	20
Income taxes receivable	49	-	-	49
Short-term restricted deposits	40	-	-	40

	704	43	2	749
Liabilities:

Trade payables	176	45	7	228
Other accounts payable	405			405

	581	45	7	633

Assets less liabilities	123	(2)	(5)	116

Sensitivity analysis

Reporting on the exposure to financial risks

Sensitivity to changes in the exchange rate of the U.S. dollar in relation to the NIS

	Gain (loss) from changes		Fair value	Gain (loss) from changes
	+ 10%	+ 5%	30.9.09	- 5%	- 10%
	U.S. dollars in thousands

Cash and cash equivalents	(2.9)	(1.45)	29	1.45	2.9
Accounts receivable	(1.4)	(0.7)	14	0.7	1.4
Trade payables	4.5	2.25	(45)	(2.25)	(4. 5)

Exposure in the linkage balance sheet	0.2	0.1	(2)	(0.1)	(0.2)

The Company's internal auditor

The Company's internal auditor is Mr. Daniel Shapira, a CPA who owns an accounting firm specializing in internal auditing services to local and international public companies. The firm has 13 years of experience in carrying out internal audit of public companies and it specializes in a broad variety of areas of activity. The internal auditor is not an employee of the Company, rather a provider of external internal auditing services. He was appointed to the position on December 26, 2000.

To the Company's best knowledge, the internal auditor is in compliance with the guidance of article 146(b) to the Companies Law, 1999, and the provisions of articles 3(a) and 8 to the Internal Auditors Law, 1992.

Based on a notice of the internal auditor, he conducts his audit in accordance with accepted professional standards pursuant to the Internal Auditors Law, 1992.

The chairman of the audit committee is responsible for the internal auditor on behalf of the Company.

To the Company's best knowledge, the nature and continuity of activity of the internal auditor and his work plan are reasonable under the circumstances and they are capable of achieving the goals of the Company's internal audit. The internal auditor was provided with free access as in article 9 to the Internal Auditors Law, 1992, including unimpeded and unrestricted access to the Company's information systems and financial data.

In the opinion of the Board, the remuneration of the internal auditor does not impact his professional judgment. The audit committee believes that the scope of activity of the internal auditor, his work plan and continuity of activity are reasonable and match the scope and nature of the Company's activity.

The Company has not yet decided on its contribution policy. In the reported period, the Company did not make contributions.

Directors having accounting and financial expertise

According to the decision of the Company's Board from August 27, 2009, the minimum number of directors having accounting and financial expertise would be two. The Company's Board based its decision on the scope of the Company's activity which does not justify more than two financial directors and the nature of its activity in the development of therapeutics and biotechnology.

The directors having accounting and financial expertise are as follows:

1.
Amit Yonay - received a BS in Electrical Engineering from Binghamton University and an MBA from Tel-Aviv University in Finance and International Business. He is involved in independent investments in the real estate in the U.S.

2.	Jaron Diament - received a BA in economics and accounting from Tel-Aviv University. He also serves as the CFO of Tagor Capital Ltd. and an external director at Mega Or Ltd.

3.	Dafna Cohen - received a BA in economics and management and an MBA from Hebrew University, Jerusalem. She is director at Formula Systems (1985) Ltd.

4.	Boaz Shweiger - received an LL.B, magna cum laude, from the College of Management and an MBA from Tel-Aviv University. He manages a private holding company.

5.
Marc Allouche - a Certified Public Accountant (France) and he received an MBA in finance and accounting from Dauphine University, Paris. He is an entrepreneur in the wellness realm and an advisor to Private Equity funds.

Reporting on the financial statement approval process

The Company's Board is the agent responsible for the super control over the Company and it is the agent that discusses the financial statements and approves them, after the Board members receive the draft financial statements several days before the meeting. The Company's practice is to discuss the financial statements by the audit committee and to transfer its recommendation to the Board.

At the Board's meeting, Mr. David Grossman, CEO, and Mr. Ronen Twito, CFO, review in a detailed manner the key points of the financial statements, including significant transactions that were carried out or that will be carried and all the changes that occurred in the Company during the reported period in comparison with comparable periods. In this frame, there is a discussion with the presence of Mr. David Grossman, CEO, and Mr. Ronen Twito, CFO, and the auditors during which the Board's members raise questions regarding the financial statements.

At the end of the discussion, after it was made clear that the financial statements reflect properly the financial condition of the Company and its operating results, the Board approves the financial statements.

Independent directors

The Company did not adopt in its articles a provision regarding the service of independent directors.

Exceptional events after the balance sheet date

On November 30, 2009, the Company and Bio-Gal signed an additional extension of the closing date of the transaction to January 31, 2010. The Company's management is expecting that an approved agreement and closing the overall transaction will take place in the fourth quarter of the current year and/or in the first quarter of 2010.

November 30, 2009
Date	Amit Yonay, Chairman of the Board	David Grossman, Director and CEO

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

UNAUDITED

AS OF JUNE 30, 2009

INDEX

Page

Condensed Consolidated Financial Statements - in U.S. dollars:

Statement of Financial Position	76

Statement of Comprehensive Income (Loss)	77

Statement of Changes in Equity	78 - 79

Statement of Cash Flows	80 - 81

Notes to Interim Condensed Consolidated Financial Statements	82 – 103

Appendix A - Translation of the Interim Financial Information into NIS	104 - 150

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	June 30,		December 31,
	2009	2008	2008
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	899	3,088	2,924
Short-term deposits	-	5,200	-
Employee benefit assets	-	-	12
Accounts receivable	134	588	305
Income taxes receivable	49	269	49
Restricted deposits	71	-	71

	1,153	9,145	3,361
NON-CURRENT ASSETS:
Employee benefit assets	-	16	-
Restricted deposits	-	62	-
Fixed assets	32	83	41
Intangible assets	-	7,500	-
Long-term prepaid expenses	-	50	-

	32	7,711	41

Total assets	1,185	16,856	3,402

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	169	1,427	416
Other accounts payable	777	2,810	1,058
Employee benefit liabilities	-	-	447
Liability for share appreciation rights	178	2,248	7

	1,124	6,485	1,928
NON-CURRENT LIABILITIES:
Employee benefit liabilities	-	98	-

Total liabilities	1,124	6,583	1,928

EQUITY:
Share capital	1,445	1,445	1,445
Share premium	139,786	139,609	139,786
Accumulated deficit	(141,170)	(130,781)	(139,757)

Total equity	61	10,273	1,474

	1,185	16,856	3,402

The accompanying notes are an integral part of these condensed financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the interim financial information by the Company's Board: August 27, 2009

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues	-	3,940	-	52	5,940
Cost of revenues	-	1,841	-	47	1,841

Gross profit	-	2,099	-	5	4,099

Research and development costs	-	7,630	-	3,505	11,722
General and administrative expenses (income)	*) (2,859)	3,562	*) (1,213)	1,838	3,937
Other expenses	-	-	-	-	7,500
Gain from sale of fixed assets	-	152	-	92	288

Operating income (loss)	2,859	(8,941)	1,213	(5,246)	(18,772)

Financial income	13	181	1	69	331
Financial expenses	6	23	1	3	17

Financial income, net	7	158	-	66	314

Income (loss) before taxes on income	2,866	(8,783)	1,213	(5,180)	(18,458)
Taxes on income (tax benefit)	-	13	-	9	(31)

Comprehensive net income (loss) for the period	2,866	(8,796)	1,213	(5,189)	(18,427)

Basic and diluted earnings (loss) per share (in U.S. dollars) **)	0.049	(0.150)	0.021	(0.089)	(0.315)

Weighted average numbers of shares outstanding used in computing diluted earnings per shares	58,561,065	58,546,584	58,561,065	58,559,720	58,553,864

*)	Include reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 4(1).

**)           After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Change during the six months ended June 30, 2009 (unaudited)
Comprehensive income	-	-	2,866	2,866
Share-based payment to employees and others	-	-	(4,279)	(4,279)

Balance at June 30, 2009 (unaudited)	1,445	139,786	(141,170)	61

	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2009 (audited)	1,445	139,786	(140,645)	586

Change during the three months ended June 30, 2009 (unaudited):
Comprehensive income	-	-	1,213	1,213
Share-based payment to employees and others	-	-	(1,738)	(1,738)

Balance at June 30, 2009 (unaudited)	1,445	139,786	(141,170)	61

	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2008 (audited)	1,444	139,577	(123,143)	17,878

Change during the six months ended June 30, 2008 (unaudited):
Comprehensive loss	-	-	(8,796)	(8,796)
Share-based payment to employees and others	-	-	1,158	1,158
Exercise of options	1	32	-	33

Balance at June 30, 2008 (unaudited)	1,445	139,609	(130,781)	10,273

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2008 (audited)	1,445	139,608	(126,084)	14,969

Change during the three months ended June 30, 2008 (unaudited):
Comprehensive loss	-	-	(5,189)	(5,189)
Share-based payment to employees and others	-	-	492	492
Exercise of options	-	1	-	1

Balance at June 30, 2008 (unaudited)	1,445	139,609	(130,781)	10,273

	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2008 (audited)	1,444	139,577	(123,143)	17,878

Change during the year ended December 31, 2008 (audited):
Comprehensive loss	-	-	(18,427)	(18,427)
Share-based payment to employees and others	-	-	1,813	1,813
Exercise of options	1	32	-	33
Refund of stamp duty on share issuance	-	177	-	177

Balance at December 31, 2008 (audited)	1,445	139,786	(139,757)	1,474

The accompanying notes are an integral part of the interim consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period	2,866	(8,796)	1,213	(5,189)	(18,427)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	(4,891)	3,915	(1,327)	1,402	7,849

Net cash used in operating activities	(2,025)	(4,881)	(114)	(3,787)	(10,578)

Cash flows from investing activities:

Increase in restricted deposit	-	(1)	-	(1)	(10)
Decrease in short-term bank deposits	-	5,400	-	3,332	10,600
Purchase of fixed assets	-	(1)	-	-	(2)
Proceeds from sale of fixed assets	-	161	-	93	327

Net cash provided by investing activities	-	5,559	-	3,424	10,915

Cash flows from financing activities:

Refund of stamp duty paid in 2004 share issuance	-	-	-	-	177
Exercise of options	-	33	-	1	33

Net cash provided by financing activities	-	33	-	1	210

Increase (decrease) in cash and cash equivalents	(2,025)	711	(114)	(362)	547
Cash and cash equivalents at the beginning of the period	2,924	2,377	1,013	3,450	2,377

Cash and cash equivalents at the end of the period	899	3,088	899	3,088	2,924

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2009	2008	2009	2008	2008
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	9	26	4	14	39
	Gain from sale of fixed assets	-	152	-	92	288
	Share-based payment transactions	(4,279)	1,158	(1,738)	492	1,813
	Loss of amounts relating to employee benefit plans	12	-	12	-	4
	Impairment of intangible assets	-	-	-	-	7,500
	Change in intangible assets	-	1,783	-	-	1,783
	Change in employee benefit liabilities	(447)	(33)	-	(33)	316
	Change in liability for share appreciation rights	171	688	124	610	(1,553)

		(4,534)	3,470	(1,598)	991	9,614
	Changes in operating asset and liability items:

	Decrease in trade and other receivables (including long-term receivables)	171	17	61	244	570
	Increase (decrease) in trade and other payables	(528)	428	210	219	(2,335)
	Decrease in deferred revenues	-	-	-	(52)	-

		(357)	445	271	411	(1,765)

		(4,891)	3,915	(1,327)	1,402	7,849

(b)	Additional information on cash flows from operating activities:

	Interest received	4	182	-	70	249

	Interest paid	2	2	-	-	3

	Payments (refund) of taxes on income	-	2	-	(7)	260

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-           GENERAL

1.
XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company owns 100% of a US company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine").

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine (which was acquired in 2007 from DOV Pharmaceutical Inc.) failed to meet its endpoints and, as a result, the Company ceased its development.

In December 2008, the Company implemented a restructuring plan which included, among others, terminating most of its employees following the failure of the lead clinical compound, Bicifadine, in the clinical trial. As of the date of the financial statements, the Company is seeking to make investments, cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science realm and in the research and development of therapeutics (biotechnology and pharmaceuticals). Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"). Presidio is a US privately-held biotechnology company.

In furtherance to the restructuring plan, in March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. The transaction is subject to various conditions, as well as financing terms (see also Note 4(1)).

In 2005, the Company acquired patent rights and other assets of VivoQuest Inc., covering a compound library, which includes certain compounds for the development of the DOS. Part of these right's were sub-licensed during 2008 to Presidio.

The Company is a public company traded on the Tel-Aviv Stock Exchange and in the regulatory framework for thinly traded companies in the US. The Company's ADRs (American Depositary Receipt) are quoted on over-the-counter bulletin board (Pink Sheets). See Note 4(1).

2.
As of the balance sheet date, the Company has accumulated losses in the amount of $ 141.2 million and shareholders' equity in the amount of $ 61 thousand. The Company is able to finance its activity from the cash reserves it has in the coming months. Continuation of the Company's operations after using such reserves is dependent upon the generation of additional financial resources either through agreements for the sale/license of its remaining licensed programs or through external financing. The Company is negotiating with potential investors to raise capital in connection with the development of the products it possesses and/or new products. The Company estimates that such raising may be completed within a reasonable period of time and will enable the Company to continue its activity. However, raising capital is subject to uncertainty.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-          GENERAL (Cont.)

If the Company is not able to raise capital, there are substantial doubts about the Company's ability to continue as a going concern. The condensed financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that might result, if any.

3.
On April 16, 2009, the NASDAQ's listing qualification department informed the Company that its ADRs will be delisted from NASDAQ on April 17, 2009 since the Company did not meet the minimum listing requirements for trading on the stock exchange. Effective this date, the Company is subject to the regulatory framework for thinly traded companies in the US (Pink Sheets). As a result of the above, the Company cannot enjoy the reliefs under the Securities Regulations (Periodic and Immediate Reports of Foreign Corporation), 2000 and it is required to publish reports in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

First-time adoption of IFRS

Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with US GAAP.

The Company adopted International Financial Reporting Standards ("IFRS") in the three months ended March 31, 2009. The IFRS are standards and interpretations adopted by the International Accounting Standards Board. They comprise:

1.	International Financial Reporting Standards (IFRS),
2.	International Accounting Standards (IAS), and
3.	Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

The interim financial information is in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because it comprises part of the period covered in the first IFRS annual financial statements of the Group for the year ended December 31, 2009. The interim financial information was prepared in accordance with IFRS that were published and became effective when the interim financial information was prepared. The IFRS that will be in effect on December 31, 2009, including those that may be applied on an optional basis, were not certainly known at the date when the interim financial information was prepared.

The Company's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the interim financial information were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to US GAAP to reporting pursuant to IFRS on comparative figures in the interim financial information and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 6.

NOTE 2:-              SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting" ("IAS 34"), and in accordance with the disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The preparation of financial statements pursuant to IAS 34 requires applying certain material accounting estimates. Further, it requires the Company's management to make judgments in the process of applying the Company's accounting policy. In section b. below there is a disclosure of realms which involve judgment to a large extent or complexity or realms where assumptions and estimates have a material effect on interim financial information. Actual results could materially differ from the estimates and assumptions applied by the Company's management.

Costs incurred unevenly during the year are anticipated or deferred for interim financial purposes if and only if it is appropriate to anticipate or defer that type of cost at the end of the financial year.

Taxes on income for interim periods are recognized based on the best estimate of the average annual tax rate expected for the full year.

b.	Significant accounting estimates and assumptions:

Estimates and judgments are reviewed regularly and are based on past experience and other factors including expectations of future events which are considered reasonable under the existing circumstances.

The Company forms estimates and assumptions concerning the future. By their nature, it is rare that the accounting results would be similar to the actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are detailed below:

Share-based payments, including liability for share appreciation rights - in measuring the fair value and the recognition criteria of share-based payment, the Company's management is required to estimate, among others, different parameters that are part of the computation of the fair value of the option and the Company's results and the number of vested options. Actual results and estimates that will be performed in the future could materially differ from current measurement.

Intangible assets - in reviewing the impairment of intangible assets of research and development, the Company's management is required to make significant judgment and to estimate, among others, the expected results of trials that the Company conducts, the commercial technical feasibility of the development and the related economic benefits. Actual results and estimates that will be performed in the future could materially differ from current measurement.

c.	Basis of presentation of the financial statements:

The Company's financial statements have been prepared on a cost basis, except for employee liabilities (assets), net and liability for share appreciation rights.

Consolidated financial statements:

The consolidated financial statements include the accounts of companies that are controlled by the Company (subsidiaries). The Company wholly owns all its subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity under a statute. The consolidation of the financial statements commences on the date on which control is obtained until the date that such control ceases.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and subsidiaries are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and presentation currencies:

Items included in the financial statements of each of the Group companies are measured at the primary economic environment in which an entity operates ("functional currency"). The consolidated financial statements are presented in U.S. dollars which is the functional currency of all Group members and the Company's presentation currency.

According to the guidance of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, a company which presents its financial statements in a currency other than the NIS, attaches financial statements in NIS terms. The translation of these financial statements into NIS is made in accordance with the guidance of IAS 21, "The Effects of Changes in Foreign Exchange Rates".

Below are the changes in the exchange rate of the U.S. dollar ("the dollar") in the reporting periods:

Exchange rate of $ 1
%
Six months ended:
June 30, 2009	3.08
June 30, 2008	(12.84)

Three months ended:
June 30, 2009	(6.42)
June 30, 2008	(5.66)

Year ended December 31, 2008	(1.14)

Transactions in a currency other than the functional currency ("foreign currency") are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in the statement of income in financial expenses (income). Non-monetary assets and liabilities are translated into the functional currency at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Financial instruments:

Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, deposits, other receivables, suppliers' credit and other payables.

The initial recognition of non-derivative financial instruments is at fair value plus, for instruments that are not presented at fair value through profit or loss, all directly attributable transaction costs. After initial recognition, non-derivative financial instruments are measured as detailed below.

A financial instrument is recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the Company transfers to others the financial assets without retaining control of the asset or transfers substantially all the risks and rewards associated with the asset. Financial liabilities are derecognized when the Company's obligations specified in the contract is discharged or cancelled or expired.

Cash and cash equivalents:

Cash comprises cash balances that are ready for use and call deposits. Cash equivalents comprise highly liquid short-term investments which are readily convertible into known amounts of cash and which are exposed to immaterial risk of changes in value.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method taking into account transaction costs and less any allowance for impairment.

f.	Fixed assets:

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the assets.

The residual value and useful life of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized.

g.	Intangible assets:

Research and development:

Expenditure on research is recognized as an expense when it is incurred. Costs arising from development projects are recognized as intangible assets when the following criteria are met:

-	there is technical feasibility of completing the intangible asset so that it will be available for use;
-	the Company's intention to complete the intangible asset and use or sell it;
-	the Company's ability to use or sell the intangible asset;
-	the way the intangible asset will generate probable future economic benefits may be demonstrated;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other expenses relating to research that do not qualify these criteria are recognized as an expense when incurred. The Company did not capitalize development costs to intangible assets.

The Company recognized intangible asset arising from research and development expenditures which was acquired from third parties at fair value.

Acquired development assets are tested for impairment at each year in accordance with the guidance of IAS 36, "Impairment of Assets", see h below.

Government grants for the development of approved projects were deducted from the relevant expense.

h.	Impairment of non-financial assets:

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually.

Impairment of depreciable assets is evaluated whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The loss recognized on impairment is equivalent to the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the net selling price and value in use. In testing for impairment, the assets are identified by the lowest aggregation of assets that generate independent identifiable cash flows (cash-generating units). Impaired non-monetary assets are assessed in each balance sheet date whether there is any indication that the impairment loss recognized may be reversed.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Taxes on income:

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current taxes are carried to the statement of income.

1.	Income taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:
Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except in a limited number of exceptions.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority. As it is not probable that future taxable income will be available, deferred tax asset is not recognized in the Company's financial statements.

In July 2009, the "Knesset" (Israeli Parliament) passed amended legislation for implementing the economic plan for 2009 and 2010 in the framework of the Law for Economic Efficiency, which prescribes, among others, a gradual reduction in the rates of the Israeli corporate tax rate starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. In this respect it is stated that the Israeli corporate tax for 2009 and 2010 remained in tact.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Employee benefit liabilities:

1.	Post-employment benefits:

According to the labor laws and employment contracts in Israel and the Company's practice, the Company is required to pay compensation to employees upon dismissal or retirement under certain circumstances. The Company's liability for payment of compensation is accounted for as a defined benefit plan and, for part of the employees, it is accounted for as a defined contribution plan.

The Company's liability to employees that are entitled to compensation upon retirement under a defined benefit plan is determined by reference to the number of years of service and last salary.

The Company has a liability to other employees in the framework of a defined contribution plan under which it pays fixed contributions into separate and independent entity and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

The liability for compensation presented in the balance sheet is the present value of the defined benefit obligation as of the balance sheet date minus the fair value of the plan assets. The liability for defined benefit plan is measured on an annual basis by independent appraisers on the basis of the projected unit credit method.

The present value of the liability is measured by discounting the expected future cash flows (after taking into account estimated salary increases) by reference to interest rates on Government bonds which are denominated in the currency in which the benefits will be paid and whose period to maturity approximates the term of the obligations.

According to IAS 19, "Employee Benefits" ("IAS 19"), the rate used to discount the actuarial obligation will be determined by reference to market yields at the balance sheet date on high quality corporate bonds. However, IAS 19 indicates that in countries where there is no deep market in such bonds, the market yields at the balance sheet date on Government bonds shall be used.

As mentioned above, the interest rate used by the Company in discounting the expected future cash flows for the computation of the actuarial obligation was determined by reference to interest rates on high quality NIS Government bonds since the Company's management believes that there is no deep market in corporate bonds in Israel.

To the Company's management best knowledge, the issue of whether in Israel there is deep market in corporate bonds is being examined by the Israel Accounting Standards Board and the Securities Authority with the assistance of the Bank of Israel. If, in the future, these entities accept a decision that differs from the Company's decision, as above, the Company may be required to correct the results it reported on in these financial statements.

The Company recognizes actuarial gains or losses on changes in actuarial estimates and as an outcome of the differences between assumptions made in the past and actual results in the statement of income in the period in which they occur.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liabilities for compensation is measured at fair value.

The above liabilities also comprise "plan assets" as defined in IAS 19 and, accordingly, they were offset from the balance of employee liabilities for the balance sheet presentation.

As stated above, in defined contribution plan the Company buys insurance policies and pays contributions in pension and compensation funds against its liability to pay pension and retirement. After it pays the contribution, it will have no obligation to pay further contributions. The contributions are recognized as employee benefit expenses when they are paid. Prepaid contributions are recognized as an asset to the extent that the prepayment will lead to a reduction in future payments or cash refund.

2.       Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annul basis. The entitlement is based on the number of years of service. The Company recognizes a liability and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

3.       Share-based payment transactions:

The Company administers several share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term in which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions. Non-market vesting conditions are included among the assumptions used in estimating the number of options that are expected to vest.

In each balance sheet date, the Company updates its estimates of the number of options expected to vest based on non-market vesting conditions and recognizes the effect of change in comparison with original estimates, if exists, in the statement of income and a corresponding adjustment in equity.

The exercise price received when the options are exercised into shares less directly attributable transaction costs is carried to share capital (par value) and share premium, when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments with share appreciation rights which were granted to other service providers are recognized at fair value of the plan at reporting date against a liability in other current liabilities. The Company reassesses the fair value of the plan in each reporting date until the actual payment date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.      Revenue recognition:

Revenues are recognized in the statement of income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Company's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

2.	Revenues from royalties that are subject to milestones are recognized in the statement of income when earned after achievement of milestones.

3.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a.	The fair value of labor services by the Company's employees is recognized over the service term.

b.	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

l.     Earnings (loss) per share:

1.	Basic earnings per share is calculated by dividing income or loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period.

2.
For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive.

m.	Amendments to existing standards which are not yet effective and the Group did not elect to early adopt them:

1.
As part of the annual improvements project of the IASB which was issued in April 2009, several additional amendments to the following standards were made: IFRS 2, "Share-based Payment", IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", IFRS 8, "Operating Segments" IAS 7, "Statement of Cash Flows", IAS 18, "Revenue", IAS 36, "Impairment of Assets", IAS 38, "Intangible Assets" and IAS 39, "Financial Instruments: Recognition and Measurement" and IFRIC 9, "Reassessment of Embedded Derivatives" and IFRIC 16, "Hedges of a Net Investment in a Foreign Operation". These amendments are not expected to have a material effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
IFRS 3 (Revised), "Business Combinations" ("IFRS 3 (R)") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to use the acquisition method when accounting for business combinations but with several significant changes. For instance, all costs incurred in an acquisition of an entity are measured using fair value at the acquisition date and contingent consideration is classified as liabilities that are subsequently remeasured through profit or loss. There is an option, available on a transaction-by-transaction basis, to measure any minority interests in the entity acquired either at fair value or at the minority interest's proportionate share of the net assets of the entity acquired. All acquisition-related costs shall be recognized in the statement of income. The Group will adopt IFRS 3 (R) prospectively for all business combination starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IFRS 3 (R) on its financial statements in future periods.

3.
IAS 27 (Revised), "Consolidated and Separate Financial Statements" ("IAS 27 (R)") (effective for annual periods beginning on or after July 1, 2009). IAS 27 (R) requires to present in equity the effect of all transactions with the minority shareholders that do not result in a change of control and, accordingly, no gain or loss and goodwill are recognized on such transactions. IAS 27 (R) also deals with the accounting treatment of loss of control of an investee. When control is lost, the value of any retained interest in the entity is remeasured to fair value and the resulting gain or loss is recognized in the statement of income. The Group will adopt IAS 27 (R) prospectively for all transactions with minority interests starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IAS 27 (R) on its financial statements in future periods

NOTE 3:-	INTANGIBLE ASSETS

1.
On November 18, 2008, the Company received the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the trial failed and the development activity was ceased.

On this date, an intangible asset of $ 7.5 million representing the acquired development rights was recorded in other expenses, see also Note 6d(4).

2.
In the first quarter of 2008, the Company sold the asset associated with the DOS development rights with carrying amount of $ 1,783 thousand in consideration of $ 3.94 million, in cash, and other payments that are subject to the achievement of milestones. In 2008, the above agreement was revised and the overall cash payment totals $ 5.94 million and other payments that are subject to the achievement of milestones.

NOTE 4:	EVENTS DURING THE PERIOD

1.
In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. ("Bio-Gal") for the rights to use a use-patent on Recombinant Erythropoietin for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. In accordance with agreement, the Company will issue Bio-Gal Ordinary shares representing just under 50% of the issued share capital of the Company at closing date. In addition, the Company will make milestone payments of $ 10 million in cash upon the successful completion of a Phase 2 clinical trial. The Company's Board may, in its sole discretion, issue additional shares to Bio-Gal in lieu of such cash payment.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

The Company is also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to certain conditions including, among others, the approval of the Boards and the shareholders of the companies as well as financing issues. Closing is expected to take place in the third or fourth quarter of 2009

On March 18, 2009, at an extraordinary general meeting of shareholders, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 1,532,214 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 3,296,120 vested options expired. Similarly, with the resignation of the former Chairman on March 18, 2009, 3,083,333 options that were granted to him in December 2007 at an exercise price of $ 0.36 per option expired. The remaining 6,166,666 unvested options granted to him in December 2007 at an exercise price of $ 0.36 per option were forfeited. The effect of the forfeiture of these options for the first quarter of 2009 and for the six months ended June 30, 2009 totaled approximately $ 2.65 million and it is included as a deduction of general and administrative expenses in the statement of income.

In addition, 4,666,666 options (with performance-related conditions) of the Company's former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options for the first quarter of 2009 and for the three and six months ended June 30, 2009 totaled approximately $ 1.45 million and it is included as a deduction of general and administrative expenses in the statement of income. Further, 2,333,334 options that were granted to him in March 2006 at an exercise price of $ 0.77 per option will expire three months after his resignation.

In addition, the shareholder meeting approved the following:

a.	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b.
that the authorized share capital of the Company be increased from NIS 10,000,000 divided into 100,000,000 Ordinary shares of NIS 0.1 par value, to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c.	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value, to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

With the approval of the shareholders, the Company will take steps to implement and effect the consolidation of shares, increase in authorized share capital and the ratio change of the ADRs.

On June 22, 2009, the above changes in the Company's equity took effect.

All relevant figures in the financial statements reflect this change.

On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded in the Pink Sheets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

2.
On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the agreement with respect to the lease of premises that they had signed. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. There can be no assurance that locating a new tenant will be successful nor that Suga will agree to the termination of the agreement. Future lease payments for the premises total $ 215 thousand.

NOTE 5:	EVENTS AFTER BALANCE SHEET DATE

1.
In July 2009, the Company's Board granted 1,400,000 stock options (unlisted) to an executive director in the Company. The stock options are exercisable into 1,400,000 Ordinary shares of NIS 0.1 par value each at an exercise price of NIS 0.075 per stock option. The approval of the Stock Exchange to listing the underlying shares has not yet been received.

2.
The Company's wholly-owned sub-subsidiary is in arbitration process with a service provider regarding unpaid balance of approximately $ 37 thousand. The Company recorded a provision for the full amount of the liability.

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS

The following reconciliations present the effect of the transition to IFRS and explanations of these reconciliations and the exemption elected by the Company upon the transfer to IFRS. The reconciliations are presented below:

a.	Reconciliations of the consolidated balance sheets as of January 1, 2007 ("opening balance sheet"), June 30, 2008 and December 31, 2008.

b.	Reconciliations of the consolidated statements of income for the six and three months ended June 30, 2008 and for the year ended December 31, 2008.

c.	Reconciliations of certain equity items as of as of January 1, 2007, June 30, 2008 and December 31, 2008.

d.	Giving explanations of the reconciliations carried out, as above, including a description of the exemptions elected by the Company in the transition to IFRS, in accordance with IFRS 1.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

a.	The effect of the transition on the consolidated statements of financial position:

		January 1, 2008			June 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		4,400	-	4,400	3,088	-	3,088	2,924	-	2,924
Short-term deposits		20,845	-	20,845	5,200	-	5,200	-	-	-
Employee benefit assets	1	-	-	-	-	-	-	40	(28)	12
Financial assets at fair value through profit or loss		102	-	102	-	-	-	-	-	-
Assets classified as held for sale		18	-	18	-	-	-	-	-	-
Accounts receivable	1,9	702	(93)	609	857	(269)	588	354	(49)	305
Income taxes receivable	9	-	-	-	-	269	269	-	49	49
Deferred taxes	8	29	(29)	-	-	-	-	-	-	-
Restricted deposits		-	-	-	-	-	-	71	-	71

		26,096	(122)	25,974	9,145	-	9,145	3,389	(28)	3,361

NON-CURRENT ASSETS:
Employee benefit assets	1	98	(98)	-	45	(29)	16	-	-	-
Restricted deposits		172	-	172	62	-	62	-	-	-
Fixed assets		490	-	490	83	-	83	41	-	41
Intangible assets	4,5	25	1,783	1,808	-	7,500	7,500	-	-	-
Deferred taxes	8	19	29	48	-	-	-	-
Long-term prepaid expenses		-	-	-	50	-	50	-	-	-

		804	1,714	2,518	240	7,471	7,711	41	-	41

Total assets		26,900	1,592	28,492	9,385	7,471	16,856	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

		January 1, 2008			June 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		941	-	941	1,427	-	1,427	416	-	416
Other accounts payable	1	2,062	(228)	1,834	2,810	-	2,810	1,058	-	1,058
Income taxes payable	9	-	143	143	-	-	-	-	-	-
Employee benefit liabilities	1	-	-	-	-	-	-	523	(76)	447
Liability for share appreciation rights		-	-	-	2,248	-	2,248	7	-	7
Deferred revenue		399	-	399	-	-	-	-	-	-

		3,402	(85)	3,317	6,485	-	6,485	2,004	(76)	1,928

NON-CURRENT LIABILITIES:
Employee benefit liabilities	1	340	(117)	223	155	(57)	98	-	-	-
Deferred revenue		398	-	398	-	-	-	-	-	-

		738	(117)	621	155	(57)	98	-	-	-

Total liabilities		4,140	(202)	3,938	6,640	(57)	6,583	2,004	(76)	1,928

EQUITY:
Share capital		1,072	-	1,072	1,445	-	1,445	1,445	-	1,445
Share premium		136,611	(5,458)	131,153	148,277	(8,668)	139,609	149,089	(9,303)	139,786
Accumulated deficit		(114,923)	7,252	(107,671)	(146,977)	16,196	(130,781)	(149,108)	9,351	(139,757)

Total equity		22,760	1,794	24,554	2,745	7,528	10,273	1,426	48	1,474

		26,900	1,592	28,492	9,385	7,471	16,856	3,430	(28)	3,402

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

b.	The effect of the transition on the consolidated statements of comprehensive income:

		Six months ended June 30, 2008			Year ended December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Unaudited			Audited
	Par.	U.S. dollars in thousands (except per share data)

Revenues	5	3,940	-	3,940	5,940	-	5,940
Cost of revenues	5	58	1,783	1,841	58	1,783	1,841

Gross profit		3,882	(1,783)	2,099	5,882	(1,783)	4,099

Research and development costs	1,2,4	7,686	(56)	7,630	11,748	(26)	11,722
General and administrative expenses	1,2,6	2,648	914	3,562	5,115	(1,178)	3,937
Business development expenses	6	960	(960)	-	(1,102)	1,102	-
Other expenses	4	-		-	-	7,500	7,500
Gain from sale of fixed assets		152	-	152	288	-	288

Operating loss		(7,260)	(1,681)	(8,941)	(9,591)	9,181	(18,772)

Financial income	3	-	181	181	-	331	331
Financial expenses	3	-	23	23	-	17	17

Financial income, net	3	158	-	158	314	-	314

Loss before taxes on income		(7,102)	(1,681)	(8,783)	(9,277)	(9,181)	(18,458)
Taxes on income (tax benefit)		13	-	13	(31)	-	(31)

Comprehensive loss for the period		(7,115)	(1,681)	(8,796)	(9,246)	(9,181)	(18,427)

Basic and diluted loss per share (in U.S. dollars) *)		(0.122)	(0.028)	(0.150)	(0.158)	(0.157)	(0.315)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

		Three months ended June 30, 2008
		US GAAP	Effect of transition to IFRS	IFRS
		Unaudited
	Par.	U.S. dollars in thousands (except per share data)

Revenues	5	3,383	(3,331)	52
Cost of revenues	5	47	-	47

Gross profit		3,336	(3,331)	5

Research and development costs	1,2,4	3,525	(20)	3,505
General and administrative expenses	1,2,6	1,189	649	1,838
Business development expenses	6	689	(689)	-
Gain from sale of fixed assets		92	-	92

Operating loss		(1,975)	(3,271)	(5,246)

Financial income	3	-	69	69
Financial expenses	3	-	3	3

Financial income, net	3	66	-	66

Loss before taxes on income		(1,909)	(3,271)	(5,180)
Taxes on income		9	-	9

Comprehensive loss for the period		(1,918)	(3,271)	(5,189)

Basic and diluted loss per share (in U.S. dollars) *)		(0.033)	(0.056)	(0.089)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

c.	The effect of the above reconciliations on the condensed consolidated statements of changes in equity:

		Share capital	Share premium	Accumulated deficit	Total
		Audited
	Par.	U.S. dollars in thousands

Balance at January 1, 2007, US GAAP		1,072	136,611	(114,923)	22,760

Share-based payment to employees and others	2	-	(5,458)	5,458	-
Adjustments of employee benefit liabilities	1	-	-	11	11
Intangible asset	4	-	-	1,783	1,783

Balance at January 1, 2007, IFRS		1,072	131,153	(107,671)	24,554

		Share capital	Share premium	Accumulated deficit	Total
		Unaudited
	Par.	U.S. dollars in thousands

Balance at June 30, 2008, US GAAP		1,445	148,277	(146,977)	2,745

Share-based payment to employees and others	2	-	(8,668)	8,668	-
Adjustments of employee benefit liabilities	1	-	-	28	28
Intangible asset	4	-		7,500	7,500

Balance at June 30, 2008, IFRS		1,445	139,609	(130,781)	10,273

		Share capital	Share premium	Accumulated deficit	Total
		Unaudited
	Par.	U.S. dollars in thousands

Balance at December 31, 2008, US GAAP		1,445	149,089	(149,108)	1,426

Share-based payment to employees and others	2	-	(9,303)	9,303	-
Adjustments of employee benefit liabilities	1	-	-	48	48

Balance at December 31, 2008, IFRS		1,445	139,786	(139,757)	1,474

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

d.	Explanations of the transition to reporting under IFRS:

1.	Employee benefit liabilities:

According to US GAAP, the severance pay liability for Israeli employees was measured based on the employee's last monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay funds are measured at their surrender value at each balance sheet date. The severance paid fund and accrual were not offset.

According to IAS 19, "Employee Benefits", the Company has defined contribution plan and defined benefit plan.

According to the defined contribution plan, the Company is obligated to contribute in defined contribution plan and to record an expense in the statement of income when the obligation to contribute is established.

According to the defined benefit plan, the Company is required to present the employee benefit liability net on an actuarial basis. The actuarial computation takes into account future salary increases and the rates of employee turnover based on the estimate of timing of payment.

The amounts are presented based on expected future discounted cash flows at interest rates on Government bonds whose maturity approximates the term of the obligation because the Company believes that there is no deep market in corporate bonds in Israel. The computations are made by an accredited appraiser on the basis of the projected unit credit method.

If an asset arises to the Company under the computation, the asset is recognized at the lower of the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit in from of refunds or reductions in future contributions will be considered available if it can be used over the term of the plan or when the obligation is settled.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

The obligations to compensate are measured at fair value. The above obligations represent "plan assets" as defined in IAS 19.

The Company immediately recognizes actuarial gains and losses arising on defined benefit plan in the statement of income.

Employee benefit liability presented in the balance sheet reflects the present value of the benefit obligations less the fair value of the plan assets.

The Company adopted IFRIC 14 regarding the limit on a defined benefit asset, minimum funding requirements and their interaction. The Interpretation determines principles regarding the measurement of the limit. The adoption of the Interpretation had no effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

As a result of the above, as of the date of transition, employee benefit liability decreased by approximately $ 117 thousand and employee benefit assets decreased by approximately $ 191 thousand.

2.	Share-based payments:

According to US GAAP, the Company applied APB 25 regarding share-based payment transactions through December 31, 2004 and since January 1, 2005, it applied FAS 123(R). According to the guidance of IFRS 1, the Company may use the exemption and apply IFRS 2 (Share-based Payment) only to equity instruments that were granted after November 2, 2002 and had not vested as of the date of transition to IFRS.

According to the permitted under US GAAP, the Company recognized portions of grants of equity instruments on a straight-line basis. According to IFRS, the Company considers each portion as a separate grant of share-based payment.

Also, in the financial statements the Company has prepared in accordance with IFRS, the increase in equity is carried to retained earnings.

Share-based payments to consultants and service providers are measured at fair value on the grant date since the Company considers them as service providers who render services that are similar to employees' services.

As of the date of transition, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 5,458 thousand was classified from capital reserves to retained earnings.

During 2008, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately $ 1,898 thousand was reclassified from capital reserves to retained earnings.

During the six and three months ended June 30, 2008, research and development and general and administrative expenses decreased by approximately $ 56 thousand and $ 49 thousand and $ 20 thousand and $ 31 thousand, respectively.

During the year ended December 31, 2008, research and development and general and administrative expenses decreased by approximately $ 26 thousand and $ 59 thousand, respectively.

3.	Financial income and expenses:

According to US GAAP, financial expenses and income were presented net in the statement of income. According to IFRS, financial expenses should be disclosed separately from financial income in the statement of income.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

4.	Research and development expenses:

According to US GAAP, acquisition of in-process research and development assets was accounted for immediately as an expense in the statement of income. According to IFRS, an in-process research and development asset is an intangible asset that is recognized as an asset in the Company's balance sheet. This asset is not systematically amortized and is tested for impairment annually or earlier if there is an indication that the asset may be impaired. In January 2007, the Company acquired the Bicifadine license. According to the agreement, the Company paid $ 7,500 thousand in cash and has committed to make other milestone payments.

According to US GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2007. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after Bicifadine trial failed, an impairment loss of $ 7,500 thousand relating to this asset was recognized in other expenses.

Further, in September 2005, the Company acquired in-process research and development asset, DOS, from VivoQuest.

According to US GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2005. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after the disposal of the asset, the cost of the intangible asset at closing date, $ 1,783 thousand, was recognized in cost of revenues.

5.	Revenue recognition on disposal of intangible assets:

According to US GAAP, the Company recognized revenues under EITF 00-21 (Revenue Arrangements with Multiple Deliveries). Since the Company could not allocate the consideration to the sale of license and rendering of services components based on their fair value, as defined in EITF 00-21, the Company recognized the entire revenue over the service term. According to IFRS, the Company measured the fair value at cost plus a reasonable profit as permitted under IAS 18 (Revenues). Accordingly, under IFRS, the Company recognized revenue attributed to the license component after all revenue criteria from sale of goods have been met and revenue from rendering of service component over the service term.

According to the above, under US GAAP, the Company recognized revenue from sale of the DOS program to Presidio of $ 557 thousand and $ 3,383 thousand in the first and second quarters of 2008, respectively. Under IFRS, the Company recognized revenue of $ 3,876 thousand from disposal of the intangible asset and $ 12 thousand from rendering of service in the first quarter. The Company recognized revenue from rendering of service of $ 52 thousand in the second quarter.

6.	Business development expenses:

According to US GAAP, the Company presented business development expenses in a separate line item in comprehensive statement of income. According to IFRS, these expense are presented based on the nature of operation in general and administrative.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

7.	Cumulative comparative figures:

According to US GAAP, a development stage company is required to include in addition to comparative figures for comparative previous periods also cumulative financial data from the inception of the company through the earlier of the end of the reporting year or to the end of the development. IFRS does not have this requirement.

8.	Deferred taxes:

According to US GAAP, deferred tax balances in the balance sheet arising from current balance sheet items were classified in current assets and current liabilities. Upon the transition to IFRS, according to IAS 1, "Presentation of Financial Statements", the Company presents all deferred tax balances in non-current assets. Upon the date of transition, deferred taxes of $ 29 thousand were presented in current assets.

9.	Income taxes receivable:

According to US GAAP, income taxes receivable were presented in other accounts receivable. According to the guidance of IAS 1, "Presentation of Financial Statements", income taxes receivable are presented separately on the face of the balance sheet.

XTL BIOPHARMACEUTICALS LTD.

APPENDIX A - CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

UNAUDITED

TRANSLATED INTO NIS

Translation of the financial statements into NIS - Preface

The data below was translated into NIS in accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rats". The dollar data was translated into NIS as follows:

1)	Assets and liabilities for each balance sheet date are translated at the exchange rate at the date of that balance sheet.

2)	Income and expenses are translated at average exchange rates for the period if they approximate the actual exchange rates.

3)	Changes in share capital and capital reserves are translated at the exchange rate prevailing at the date of issuance or incurrence.

4)	Loss for the period is translated as stated in (2) above.

5)	All resulting translation differences are recognized as a separate component of equity.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	June 30,		December 31,
	2009	2008	2008
	Unaudited		Audited
	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,523	10,351	11,117
Short-term deposits	-	17,430	-
Employee benefit assets	-	-	46
Accounts receivable	525	1,971	1,160
Income taxes receivable	192	902	186
Restricted deposits	278	-	270

	4,518	30,654	12,779
NON-CURRENT ASSETS:
Employee benefit assets	-	54	-
Restricted deposits	-	208	-
Fixed assets	125	278	156
Intangible assets	-	25,140	-
Long-term prepaid expenses	-	168	-

	125	25,848	156

Total assets	4,643	56,502	12,935

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	662	4,783	1,582
Other accounts payable	3,044	9,419	4,023
Employee benefit liabilities	-	-	1,699
Liability for share appreciation rights	698	7,535	27

	4,404	21,737	7,331
NON-CURRENT LIABILITIES:
Employee benefit liabilities	-	328	-

Total liabilities	4,404	22,065	7,331

EQUITY:
Share capital	5,858	5,858	5,858
Share premium	567,364	566,729	567,364
Differences arising from translating the financial statements into NIS	(6,822)	(13,337)	(7,202)
Accumulated deficit	(566,161)	(524,813)	(560,416)

Total equity	239	34,437	5,604

	4,643	56,502	12,935

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	NIS in thousands (except per share data)

Revenues	-	13,393	-	178	20,599
Cost of revenues	-	6,262	-	162	6,261

Gross profit	-	7,131	-	16	14,338

Research and development costs	-	26,935	-	11,988	42,056
General and administrative expenses (income)	*) (11,626)	12,532	*) (4,944)	6,286	14,125
Other expenses	-	-	-	-	29,730
Gain from sale of fixed assets	-	532	-	315	1,033

Operating income (loss)	11,626	(31,804)	4,944	(17,943)	(70,540)

Financial income	53	641	4	236	1,188
Financial expenses	25	82	4	10	61

Financial income, net	28	559	-	226	1,127

Income (loss) before taxes on income	11,654	(31,245)	4,944	(17,717)	(69,413)
Taxes on income (tax benefit)	-	45	-	31	(111)

Net income (loss) for the period	11,654	(31,290)	4,944	(17,748)	(69,302)

Basic and diluted earnings (loss) per share (in NIS) **)	0.199	(0.534)	0.084	(0.303)	(1.184)

Weighted average numbers of shares outstanding used in computing diluted earnings per shares	58,561,065	58,546,584	58,561,065	58,559,720	58,553,864

*)	Include reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 4(1).

**)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	NIS in thousands

Net income (loss) for the period	11,654	(31,290)	4,944	(17,748)	(69,302)

Other comprehensive income (loss):

Reserve for translation differences	380	(7,247)	(73)	(2,686)	(1,112)

Total other comprehensive income (loss) for the period	12,034	(38,537)	4,871	(20,434)	(70,414)

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at January 1, 2009 (audited)	5,858	567,364	(7,202)	(560,416)	5,604

Change during the six months ended June 30, 2009 (unaudited)
Comprehensive income	-	-	380	11,654	12,034
Share-based payment to employees and others	-	-	-	(17,399)	(17,399)

Balance at June 30, 2009 (unaudited)	5,858	567,364	(6,822)	(566,161)	239

	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at April 1, 2009 (audited)	5,858	567,364	(6,749)	(564,019)	2,454

Change during the three months ended June 30, 2009 (unaudited):
Comprehensive income	-	-	(73)	4,944	4,871
Share-based payment to employees and others	-	-	-	(7,086)	(7,086)

Balance at June 30, 2009 (unaudited)	5,858	567,364	(6,822)	(566,161)	239

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at January 1, 2008 (audited)	5,854	566,614	(6,090)	(497,619)	68,759

Change during the six months ended June 30, 2008 (unaudited)
Comprehensive loss	-	-	(7,247)	(31,290)	(38,537)
Share-based payment to employees and others	-	-	-	4,096	4,096
Exercise of options	4	115	-	-	119

Balance at June 30, 2008 (unaudited)	5,858	566,729	(13,337)	(524,813)	34,437

	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at April 1, 2008 (audited)	5,858	566,727	(10,651)	(508,748)	53,186

Change during the three months ended June 30, 2008 (unaudited):
Comprehensive loss	-	-	(2,686)	(17,748)	(20,434)
Share-based payment to employees and others	-	-	-	1,683	1,683
Exercise of options	-	2	-	-	2

Balance at June 30, 2008 (unaudited)	5,858	566,729	(13,337)	(524,813)	34,437

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Differences arising from translating the financial statements into NIS	Accumulated deficit	Total
	NIS in thousands

Balance at January 1, 2008 (audited)	5,854	566,614	(6,090)	(497,619)	68,759

Change during the year ended December 31, 2008 (audited):
Comprehensive loss	-	-	(1,112)	(69,302)	(70,414)
Share-based payment to employees and others	-	-	-	6,505	6,505
Exercise of options	4	115	-	-	119
Refund of stamp duty on share issuance	-	635	-	-	635

Balance at December 31, 2008 (audited)	5,858	567,364	(7,202)	(560,416)	5,604

The accompanying notes are an integral part of the interim consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited				Audited
	NIS in thousands
Cash flows from operating activities:

Net income (loss) for the period	11,654	(31,290)	4,944	(17,748)	(69,302)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	(19,875)	13,489	(5,410)	4,795	30,645

Net cash used in operating activities	(8,221)	(17,801)	(466)	(12,953)	(38,657)

Cash flows from investing activities:

Increase in restricted deposit	-	(3)	-	(3)	(36)
Decrease in short-term bank deposits	-	18,889	-	11,396	38,031
Purchase of fixed assets	-	(4)	-	-	(7)
Proceeds from sale of fixed assets	-	564	-	318	1,173

Net cash provided by investing activities	-	19,446	-	11,711	39,161

Cash flows from financing activities:

Refund of stamp duty paid in 2004 share issuance	-	-	-	-	635
Exercise of options	-	119	-	2	119

Net cash provided by financing activities	-	119	-	2	754

Increase (decrease) in cash and cash equivalents	(8,221)	1,764	(466)	(1,240)	1,258
Cash and cash equivalents at the beginning of the period	11,117	9,142	4,242	12,258	9,142
Differences arising from translating the financial statements into NIS	627	(555)	(253)	(667)	717

Cash and cash equivalents at the end of the period	3,523	10,351	3,523	10,351	11,117

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2009	2008	2009	2008	2008
		Unaudited				Audited
		NIS in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	37	91	16	48	140
	Gain from sale of fixed assets	-	532	-	315	1,033
	Share-based payment transactions	(17,399)	4,096	(7,086)	1,683	6,505
	Loss of amounts relating to employee benefit plans	49	-	49	-	14
	Impairment of intangible assets	-	-	-	-	29,730
	Change in intangible assets	-	6,060	-	-	6,060
	Change in employee benefit liabilities	(1,814)	(113)	-	(113)	1,134
	Change in liability for share appreciation rights	696	2,369	506	2,086	(5,572)

		(18,431)	11,971	(6,515)	3,389	36,978
	Changes in operating asset and liability items:

	Decrease in trade and other receivables (including long-term receivables)	695	12	249	835	2,045
	Increase (decrease) in trade and other payables	(2,139)	1,506	856	749	(8,378)
	Decrease in deferred revenues	-	-	-	(178)	-

		(1,444)	1,518	1,105	1,406	(6,333)

		(19,875)	13,489	(5,410)	4,795	30,645

(b)	Additional information on cash flows from operating activities:

	Interest received	16	643	-	241	888

	Interest paid	8	7	-	-	11

	Payments (refund) of taxes on income	-	8	-	(24)	928

The accompanying notes are an integral part of these condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-                      GENERAL

1.
XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the acquisition and development of therapeutics, among others, for the treatment of unmet medical needs. The Company was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company owns 100% of a US company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL Inc. is engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and is engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine").

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine (which was acquired in 2007 from DOV Pharmaceutical Inc.) failed to meet its endpoints and, as a result, the Company ceased its development.

In December 2008, the Company implemented a restructuring plan which included, among others, terminating most of its employees following the failure of the lead clinical compound, Bicifadine, in the clinical trial. As of the date of the financial statements, the Company is seeking to make investments, cooperation and acquisition of holdings mainly in companies engaged in applied research in the life science and in the research and development of therapeutics (biotechnology and pharmaceuticals). Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"). Presidio is a US privately-held biotechnology company.

In furtherance to the restructuring plan, in March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. The transaction is subject to various conditions, as well as financing terms (see also Note 4(1)).

In 2005, the Company acquired patent rights and other assets of VivoQuest Inc., covering a compound library, which includes certain compounds for the development of the DOS. These rights were sub-licensed during 2008 to Presidio.

The Company is a public company traded on the Tel-Aviv Stock Exchange and in the regulatory framework for thinly traded companies in the US. The Company's ADRs (American Depositary Receipt) are quoted on over-the-counter bulletin board (Pink Sheet). See Note 4(1).

2.
As of the balance sheet date, the Company has accumulated losses in the amount of NIS 566.2 million and shareholders' equity in the amount of NIS 239 thousand. The Company is able to finance its activity from the cash reserves it has in the coming months. Continuation of the Company's operations after using such reserves is dependent upon the generation of additional financial resources either through agreements for the sale/license of its remaining licensed programs or through external financing. The Company is negotiating with potential investors to raise capital in connection with the development of the products it possesses and/or new products. The Company estimates that such raising may be completed within a reasonable period of time and will enable the Company to continue its activity. However, raising capital is subject to uncertainty.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-                      GENERAL (Cont.)

If the Company is not able to raise capital, there are substantial doubts about the Company's ability to continue as a going concern. The condensed financial statements do not include any adjustments relating to the carrying amounts and classification of assets and liabilities that might result, if any.

3.
On April 16, 2009, the NASDAQ's listing qualification department informed the Company that its ADRs will be delisted from NASDAQ on April 17, 2009 since the Company did not meet the minimum listing requirements for trading on the stock exchange. Effective this date, the Company is subject to the regulatory framework for thinly traded companies in the US (Pink Sheet). As a result of the above, the Company can not enjoy the relives under the Securities Regulations (Periodic and Immediate Reports of Foreign Corporation), 2000 and it is required to publish reports in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

First-time adoption of IFRS

Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with US GAAP.

The Company adopted International Financial Reporting Standards ("IFRS") in the three months ended March 31, 2009. The IFRS are standards and interpretations adopted by the International Accounting Standards Board. They comprise:

1.	International Financial Reporting Standards (IFRS),
2.	International Accounting Standards (IAS), and
3.	Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

The interim financial information is in the scope of IFRS 1, "First-time Adoption of International Financial Reporting Standards" ("IFRS 1") because it comprises part of the period covered in the first IFRS annual financial statements of the Group for the year ended December 31, 2009. The interim financial information was prepared in accordance with IFRS that were published and became effective when the interim financial information was prepared. The IFRS that will be in effect on December 31, 2009, including those that may be applied on an optional basis, were not certainly known at the date when the interim financial information was prepared.

The Company's date of transition to IFRS is January 1, 2007 ("the date of transition"). Comparative figures of the interim financial information were restated in order to retroactively reflect the adoption of IFRS from the date of transition. As for the effect of the transition from reporting pursuant to US GAAP to reporting pursuant to IFRS on comparative figures in the interim financial information and as for the exemptions that the Company elected pursuant to IFRS 1, see Note 6.

NOTE 2:-                      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting" ("IAS 34"), and in accordance with the disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-                      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The preparation of financial statements pursuant to IAS 34 requires to apply certain material accounting estimates. Further, it requires the Company's management to make judgments in the process of applying the Company's accounting policy. In b below there is a disclosure of realms which involve judgment to a large extent or complexity or realms where assumptions and estimates have a material effect on interim financial information. Actual results could materially differ from the estimates and assumptions applied by the Company's management.

Costs incurred unevenly during the year are anticipated or deferred for interim financial purposes if and only if it is appropriate to anticipate or defer that type of cost at the end of the financial year.

Taxes on income for interim periods are recognized based on the best estimate of the average annual tax rate expected for the full year.

b.	Significant accounting estimates and assumptions:

Estimates and judgments are reviewed regularly and are based on past experience and other factors including expectations of future events which are considered reasonable under the existing circumstances.

The Company forms estimates and assumptions concerning the future. By their nature, it is rare that the accounting results would be similar to the actual results. The estimates and assumption that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are detailed below:

Share-based payments, including liability for share appreciation rights - in measuring the fair value and the recognition criteria of share-based payment, the Company's management is required to estimate, among others, different parameters that are part of the computation of the fair value of the option and the Company's results and the number of vested options. Actual results and estimates that will be performed in the future could materially differ from current measurement.

Intangible assets - in reviewing the impairment of intangible assets of research and development, the Company's management is required to make significant judgment and to estimate, among others, the expected results of trials that the Company conducts, the commercial technical feasibility of the development and the related economic benefits. Actual results and estimates that will be performed in the future could materially differ from current measurement.

c.	Basis of presentation of the financial statements:

The Company's financial statements have been prepared on a cost basis, except for employee liabilities (assets), net and liability for share appreciation rights.

Consolidated financial statements:

The consolidated financial statements include the accounts of companies that are controlled by the Company (subsidiaries). The Company wholly owns all its subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity under a statute. The consolidation of the financial statements commences on the date on which control is obtained until the date that such control ceases.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-                      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and subsidiaries are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and presentation currencies:

Items included in the financial statements of each of the Group companies are measured at the primary economic environment in which an entity operates ("functional currency"). The consolidated financial statements are presented in U.S. dollars which is the functional currency of all Group members and the Company's presentation currency.

According to the guidance of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, a company which presents its financial statements in a currency other than the NIS, attaches financial statements in NIS terms. The translation of these financial statements into NIS is made in accordance with the guidance of IAS 21, "The Effects of Changes in Foreign Exchange Rates".

Below are the changes in the exchange rate of the U.S. dollar ("the dollar") in the reporting periods:

Exchange rate of $ 1
%
Six months ended:
June 30, 2009	3.08
June 30, 2008	(12.84)

Three months ended:
June 30, 2009	(6.42)
June 30, 2008	(5.66)

Year ended December 31, 2008	(1.14)

Transactions in a currency other than the functional currency ("foreign currency") are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in the statement of income in financial expenses (income). Non-monetary assets and liabilities are translated into the functional currency at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Financial instruments:

Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, deposits, other receivables, suppliers' credit and other payables.

The initial recognition of non-derivative financial instruments is at fair value plus, for instruments that are not presented at fair value through profit or loss, all directly attributable transaction costs. After initial recognition, non-derivative financial instruments are measured as detailed below.

A financial instrument is recognized when the Company becomes a party to the contractual provision of the instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the Company transfers to others the financial assets without retaining control of the asset or transfers substantially all the risks and rewards associated with the asset. Financial liabilities are derecognized when the Company's obligations specified in the contract is discharged or cancelled or expired.

Cash and cash equivalents:

Cash comprises cash balances that are ready for use and call deposits. Cash equivalents comprise highly liquid short-term investments which are readily convertible into known amounts of cash and which are exposed to immaterial risk of changes in value.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method taking into account transaction costs and less any allowance for impairment.

f.	Fixed assets:

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the assets.

The residual value and useful life of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized.

g.	Intangible assets:

Research and development:

Expenditure on research is recognized as an expense when it is incurred. Costs arising from development projects are recognized as intangible assets when the following criteria are met:

-	there is technical feasibility of completing the intangible asset so that it will be available for use;
-	the Company's intention to complete the intangible asset and use or sell it;
-	the Company's ability to use or sell the intangible asset;
-	the way the intangible asset will generate probable future economic benefits may be demonstrated;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other expenses relating to research that do not qualify these criteria are recognized as an expense when incurred. The Company did not capitalize development costs to intangible assets.

The Company recognized intangible asset arising from research and development expenditures which was acquired from third parties at fair value.

Acquired development assets are tested for impairment at each year in accordance with the guidance of IAS 36, "Impairment of Assets", see h below.

Government grants for the development of approved projects were deducted from the relevant expense.

h.	Impairment of non-financial assets:

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually.

Impairment of depreciable assets is evaluated whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The loss recognized on impairment is equivalent to the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the net selling price and value in use. In testing for impairment, the assets are identified by the lowest aggregation of assets that generate independent identifiable cash flows (cash-generating units). Impaired non-monetary assets are assessed in each balance sheet date whether there is any indication that the impairment loss recognized may be reversed.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Taxes on income:

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current taxes are carried to the statement of income.

1.	Income taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except in a limited number of exceptions.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority. As it is not probable that future taxable income will be available, deferred tax asset is not recognized in the Company's financial statements.

In July 2009, the "Knesset" (Israeli Parliament) passed amended legislation for implementing the economic plan for 2009 and 2010 in the framework of the Law for Economic Efficiency, which prescribes, among others, a gradual reduction in the rates of the Israeli corporate tax rate starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. In this respect it is stated that the Israeli corporate tax for 2009 and 2010 remained in tact.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Employee benefit liabilities:

1.	Post-employment benefits:

According to the labor laws and employment contracts in Israel and the Company's practice, the Company is required to pay compensation to employees upon dismissal or retirement under certain circumstances. The Company's liability for payment of compensation is accounted for as a defined benefit plan and, for part of the employees, it is accounted for as a defined contribution plan.

The Company's liability to employees that are entitled to compensation upon retirement under a defined benefit plan is determined by reference to the number of years of service and last salary.

The Company has a liability to other employees in the framework of a defined contribution plan under which it pays fixed contributions into separate and independent entity and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

The liability for compensation presented in the balance sheet is the present value of the defined benefit obligation as of the balance sheet date minus the fair value of the plan assets. The liability for defined benefit plan is measured on an annual basis by independent appraisers on the basis of the projected unit credit method.

The present value of the liability is measured by discounting the expected future cash flows (after taking into account estimated salary increases) by reference to interest rates on Government bonds which are denominated in the currency in which the benefits will be paid and whose period to maturity approximates the term of the obligations.

According to IAS 19, "Employee Benefits" ("IAS 19"), the rate used to discount the actuarial obligation will be determined by reference to market yields at the balance sheet date on high quality corporate bonds. However, IAS 19 indicates that in countries where there is no deep market in such bonds, the market yields at the balance sheet date on Government bonds shall be used.

As mentioned above, the interest rate used by the Company in discounting the expected future cash flows for the computation of the actuarial obligation was determined by reference to interest rates on high quality NIS Government bonds since the Company's management believes that there is no deep market in corporate bonds in Israel.

To the Company's management best knowledge, the issue of whether in Israel there is deep market in corporate bonds is being examined by the Israel Accounting Standards Board and the Securities Authority with the assistance of the Bank of Israel. If, in the future, these entities accept a decision that differs from the Company's decision, as above, the Company may be required to correct the results it reported on in these financial statements.

The Company recognizes actuarial gains or losses on changes in actuarial estimates and as an outcome of the differences between assumptions made in the past and actual results in the statement of income in the period in which they occur.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liabilities for compensation is measured at fair value.

The above liabilities also comprise "plan assets" as defined in IAS 19 and, accordingly, they were offset from the balance of employee liabilities for the balance sheet presentation.

As stated above, in defined contribution plan the Company buys insurance policies and pays contributions in pension and compensation funds against its liability to pay pension and retirement. After it pays the contribution, it will have no obligation to pay further contributions. The contributions are recognized as employee benefit expenses when they are paid. Prepaid contributions are recognized as an asset to the extent that the prepayment will lead to a reduction in future payments or cash refund.

2.       Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annul basis. The entitlement is based on the number of years of service. The Company recognizes a liability and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

3.       Share-based payment transactions:

The Company administers several share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of income and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term in which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions. Non-market vesting conditions are included among the assumptions used in estimating the number of options that are expected to vest.

In each balance sheet date, the Company updates its estimates of the number of options expected to vest based on non-market vesting conditions and recognizes the effect of change in comparison with original estimates, if exists, in the statement of income and a corresponding adjustment in equity.

The exercise price received when the options are exercised into shares less directly attributable transaction costs is carried to share capital (par value) and share premium, when the options are exercised.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 are not accounted for retroactively pursuant to IFRS 2, as under the exemption of IFRS 1.

Share-based payments with share appreciation rights which were granted to other service providers are recognized at fair value of the plan at reporting date against a liability in other current liabilities. The Company reassesses the fair value of the plan in each reporting date until the actual payment date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

Revenues are recognized in the statement of income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.
Revenues from transfer of rights to use development which include the Company's involvement during the development period, are recognized on a straight-line basis over the expected term of the agreement.

2.	Revenues from royalties that are subject to milestones are recognized in the statement of income when earned after achievement of milestones.

3.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a.	The fair value of labor services by the Company's employees is recognized over the service term.

b.	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

l.	Earnings (loss) per share:

1.	Basic earnings per share is calculated by dividing income or loss attributable to equity holders of the Company by the weighted average number of Ordinary shares outstanding during the period.

2.
For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive.

m.	Amendments to existing standards which are not yet effective and the Group did not elect to early adopt them:

1.
As part of the annual improvements project of the IASB which was issued in April 2009, several additional amendments to the following standards were made: IFRS 2, "Share-based Payment", IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", IFRS 8, "Operating Segments" IAS 7, "Statement of Cash Flows", IAS 18, "Revenue", IAS 36, "Impairment of Assets", IAS 38, "Intangible Assets" and IAS 39, "Financial Instruments: Recognition and Measurement" and IFRIC 9, "Reassessment of Embedded Derivatives" and IFRIC 16, "Hedges of a Net Investment in a Foreign Operation". These amendments are not expected to have a material effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
IFRS 3 (Revised), "Business Combinations" ("IFRS 3 (R)") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to use the acquisition method when accounting for business combinations but with several significant changes. For instance, all costs incurred in an acquisition of an entity are measured using fair value at the acquisition date and contingent consideration is classified as liabilities that are subsequently remeasured through profit or loss. There is an option, available on a transaction-by-transaction basis, to measure any minority interests in the entity acquired either at fair value or at the minority interest's proportionate share of the net assets of the entity acquired. All acquisition-related costs shall be recognized in the statement of income. The Group will adopt IFRS 3 (R) prospectively for all business combination starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IFRS 3 (R) on its financial statements in future periods.

3.
IAS 27 (Revised), "Consolidated and Separate Financial Statements" ("IAS 27 (R)") (effective for annual periods beginning on or after July 1, 2009). IAS 27 (R) requires to present in equity the effect of all transactions with the minority shareholders that do not result in a change of control and, accordingly, no gain or loss and goodwill are recognized on such transactions. IAS 27 (R) also deals with the accounting treatment of loss of control of an investee. When control is lost, the value of any retained interest in the entity is remeasured to fair value and the resulting gain or loss is recognized in the statement of income. The Group will adopt IAS 27 (R) prospectively for all transactions with minority interests starting January 1, 2010. The Group's management is evaluating the possible impact of the adoption of IAS 27 (R) on its financial statements in future periods

NOTE 3:-	INTANGIBLE ASSETS

1.
On November 18, 2008, the Company received the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the trial failed and the development activity was ceased.

On this date, an intangible asset of NIS 30 million representing the acquired development rights was recorded in other expenses, see also Note 6d(4).

2.
In the first quarter of 2008, the Company sold the asset associated with the DOS development rights with carrying amount of NIS 6 million in consideration of NIS 13 million, in cash, and other payments that are subject to the achievement of milestones. In 2008, the above agreement was revised and the overall cash payment totals NIS 21 million and other payments that are subject to the achievement of milestones.

NOTE 4:	EVENTS DURING THE PERIOD

1.
In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. ("Bio-Gal") for the rights to use a use patent on Recombinant Erythropoietin for the prolongation of multiple myeloma patients' survival and improvement of their quality of life. In accordance with agreement, the Company will issue Bio-Gal Ordinary shares representing just under 50% of the issued share capital of the Company at closing date. In addition, the Company will make milestone payments of $ 10 million in cash upon the successful completion of a Phase 2 clinical trial. The Company's Board may, in its sole discretion, issue additional shares to Bio-Gal in lieu of such cash payment.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

The Company is also obligated to pay 1% royalties on net sales of the product. The closing of the transaction is subject to certain conditions including, among others, the approval of the Boards and the shareholders of the companies as well as financing issues. Closing is expected to take place in the third or fourth quarter of 2009.

On March 18, 2009, at an extraordinary general meeting of shareholders, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 1,532,214 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 3,296,120 vested options expired. Similarly, with the resignation of the Chairman on March 18, 2009, 3,083,333 options that were granted to him in December 2007 at an exercise price of $ 0.36 per option expired. The remaining 6,166,666 unvested options granted to him in December 2007 at an exercise price of $ 0.36 per option were forfeited. The effect of the forfeiture of these options for the first quarter of 2009 and for the six months ended June 30, 2009 totaled approximately NIS 10.75 million and it is included as a deduction of general and administrative expenses in the statement of income.

In addition, 4,666,666 options (with performance-related conditions) of the Company's former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options for the first quarter of 2009 and for the three and six months ended June 30, 2009 totaled approximately NIS 5.91 million and it is included as a deduction of general and administrative expenses in the statement of income. Further, 2,333,334 options that were granted to him in March 2006 at an exercise price of $ 0.77 per option will expire three months after his resignation.

In addition, the shareholders' meeting approved the following:

a.	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b.
that the authorized share capital of the Company be increased from NIS 10,000,000 divided into 100,000,000 Ordinary shares of NIS 0.1 par value, to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c.	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value, to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

With the approval of the shareholders, the Company will take steps to implement and effect the consolidation of shares, increase in authorized share capital and the ratio change of the ADRs.

On June 22, 2009, the above changes in the Company's equity took effect.

All relevant figures in the financial statements reflect this change.

On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded in the Pink Sheets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	EVENTS DURING THE PERIOD (Cont.)

2.
On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the agreement with respect to the lease of premises that they had signed. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. There can be no assurance that locating a new tenant will be successful nor that Suga will agree to the termination of the agreement. Future lease payments for the premises total NIS 843 thousand.

NOTE 5:	EVENTS AFTER BALANCE SHEET DATE

1.
In July 2009, the Company's Board granted 1,400,000 stock options (unlisted) to an executive director in the Company. The stock options are exercisable into 1,400,000 Ordinary shares of NIS 0.1 par value at an exercise price of NIS 0.075 per stock option. The approval of the Stock Exchange to listing the underlying shares has not yet been received.

2.
The Company's wholly-owned sub-subsidiary is in arbitration process with a service provider regarding unpaid balance of approximately $ 37 thousand. The Company recorded a provision for the full amount of the liability.

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS

The following reconciliations present the effect of the transition to IFRS and explanations of these reconciliations and the exemption elected by the Company upon the transfer to IFRS. The reconciliations are presented below:

a.	Reconciliations of the consolidated balance sheets as of January 1, 2007 ("opening balance sheet"), June 30, 2008 and December 31, 2008.

b.	Reconciliations of the consolidated statements of income for the six and three months ended June 30, 2008 and for the year ended December 31, 2008.

c.	Reconciliations of certain equity items as of as of January 1, 2007, June 30, 2008 and December 31, 2008.

d.	Giving explanations of the reconciliations carried out, as above, including a description of the exemptions elected by the Company in the transition to IFRS, in accordance with IFRS 1.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

a.	The effect of the transition on the consolidated statements of financial position:

		January 1, 2008			June 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		18,590	-	18,590	10,351	-	10,351	11,117	-	11,117
Short-term deposits		88,070	-	88,070	17,430	-	17,430	-	-	-
Employee benefit assets	1	-	-	-	-	-	-	152	(106)	46
Financial assets at fair value through profit or loss		431	-	431	-	-	-	-	-	-
Assets classified as held for sale		76	-	76	-	-	-	-	-	-
Accounts receivable	1,9	2,966	(393)	2,573	2,873	(902)	1,971	1,346	(186)	1,160
Income taxes receivable	9	-	-	-	-	902	902	-	186	186
Deferred taxes	8	123	(123)	-	-	-	-	-	-	-
Restricted deposits		-	-	-	-	-	-	270	-	270

		110,256	(516)	109,740	30,654	-	30,654	12,885	(106)	12,779

NON-CURRENT ASSETS:
Employee benefit assets	1	414	(414)	-	151	(97)	54	-	-	-
Restricted deposits		727	-	727	208	-	208	-	-	-
Fixed assets		2,070	-	2,070	278	-	278	156	-	156
Intangible assets	4,5	106	7,533	7,639	-	25,140	25,140	-	-	-
Deferred taxes	8	80	123	203	-	-	-	-	-	-
Long-term prepaid expenses		-	-	-	168	-	168	-	-	-

		3,397	7,242	10,639	805	25,043	25,848	156	-	156

Total assets		113,653	6,726	120,379	31,459	25,043	56,502	13,041	(106)	12,935

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

		January 1, 2008			June 30, 2008			December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Audited			Unaudited			Audited
	Item	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		3,976	-	3,976	4,783	-	4,783	1,582	-	1,582
Other accounts payable	1	8,108	(359)	7,749	9,419	-	9,419	4,023	-	4,023
Income taxes payable	9	-	604	604	-	-	-	-	-	-
Employee benefit liabilities	1	-	-	-	-	-	-	1,988	(289)	1,699
Liability for share appreciation rights		-	-	-	7,535	-	7,535	27	-	27
Deferred revenue		1,686	-	1,686	-	-	-	-	-	-

		13,770	245	14,015	21,737	-	21,737	7,620	(289)	7,331

NON-CURRENT LIABILITIES:
Employee benefit liabilities	1	1,437	(495)	942	520	(192)	328	-	-	-
Deferred revenue		1,682	-	1,682	-	-	-	-	-	-

		3,119	(495)	2,624	520	(192)	328	-	-	-

Total liabilities		16,889	(250)	16,639	22,257	(192)	22,065	7,620	(289)	7,331

EQUITY:
Share capital		4,402	-	4,402	5,858	-	5,858	5,858	-	5,858
Share premium		557,772	(24,013)	533,759	603,162	(36,433)	566,729	606,140	(38,776)	567,364
Differences arising from translating the financial statements into NIS *)		-	-	-	(6,989)	(6,348)	(13,337)	(5,665)	(1,537)	(7,202)
Accumulated deficit		(465,410)	30,989	(434,421)	(592,829)	68,016	(524,813)	(600,912)	40,496	(560,416)

Total equity		96,764	6,976	103,740	9,202	25,235	34,437	5,421	183	5,604

		113,653	6,726	120,379	31,459	25,043	56,502	13,041	(106)	12,935

*)	The translation of the figures under US GAAP from the functional currency (US dollar) into the presentation currency (NIS) was made in the same way as the translation of the figures under IFRS.

XTL BIOPHARMACEUTICALS LTD.

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

b.	The effect of the transition on the consolidated statements of comprehensive income:

		Six months ended June 30, 2008			Year ended December 31, 2008
		US GAAP	Effect of transition to IFRS	IFRS	US GAAP	Effect of transition to IFRS	IFRS
		Unaudited			Audited
	Par.	NIS in thousands (except per share data)

Revenues	5	13,431	(38)	13,393	21,312	(713)	20,599
Cost of revenues	5	202	6,060	6,262	209	6,052	6,261

Gross profit		13,229	(6,098)	7,131	21,103	(6,765)	14,338

Research and development costs	1,2,4	27,133	(198)	26,935	41,116	940	42,056
General and administrative expenses	1,2,6	9,353	3,179	12,532	18,352	(4,227)	14,125
Business development expenses	6	3,339	(3,339)	-	(3,954)	3,954	-
Other expenses	4	-	-	-	-	29,730	29,730
Gain from sale of fixed assets		532	-	532	1,033	-	1,033

Operating loss		(26,064)	(5,740)	(31,804)	(33,378)	(37,162)	(70,540)

Financial income	3	-	641	641	-	1,188	1,188
Financial expenses	3	-	82	82	-	61	61

Financial income, net	3	559	-	559	1,127	-	1,127

Loss before taxes on income		(25,505)	(5,740)	(31,245)	(32,251)	(37,162)	(69,413)
Taxes on income (tax benefit)		45	-	45	(111)	-	(111)

Comprehensive loss for the period		(25,550)	(5,740)	(31,290)	(32,140)	(37,162)	(69,302)

Basic and diluted loss per share (in NIS) *)		(0.436)	(0.098)	(0.534)	(0.549)	(0.635)	(1.184)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

		Three months ended June 30, 2008
		US GAAP	Effect of transition to IFRS	IFRS
		Unaudited
	Par.	NIS in thousands (except per share data)

Revenues	5	11,571	(11,393)	178
Cost of revenues	5	162	-	162

Gross profit		11,409	(11,393)	16

Research and development costs	1,2,4	12,056	(68)	11,988
General and administrative expenses	1,2,6	4,066	2,220	6,286
Business development expenses	6	2,357	(2,357)	-
Gain from sale of fixed assets		(315)	-	(315)

Operating loss		(6,755)	(11,188)	(17,943)

Financial income	3	-	236	236
Financial expenses	3	-	10	10

Financial income, net	3	226	-	226

Loss before taxes on income		(6,529)	(11,188)	(17,717)
Taxes on income		31	-	31

Comprehensive loss for the period		(6,560)	(11,188)	(17,748)

Basic and diluted loss per share (in NIS) *)		(0.112)	(0.191)	(0.303)

*)	After taking into account consolidation of shares effected on June 22, 2009, see Note 4(1).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

c.	The effect of the above reconciliations on the condensed consolidated statements of changes in equity:

		Share capital	Share premium	Accumulated deficit	Total
		Audited
	Par.	NIS in thousands

Balance at January 1, 2007, US GAAP		4,402	557,772	(465,410)	96,764

Share-based payment to employees and others	2	-	(24,013)	24,013	-
Adjustments of employee benefit liabilities	1	-	-	46	46
Intangible asset	4	-	-	6,930	6,930

Balance at January 1, 2007, IFRS		4,402	533,759	(434,421)	103,740

		Share capital	Share premium	Capital reserve from translating the financial statements into NIS	Accumulated deficit	Total
		Unaudited
	Par.	NIS in thousands

Balance at June 30, 2008, US GAAP		5,858	603,162	(6,989)	(592,829)	9,202

Share-based payment to employees and others	2	-	(36,433)	-	36,433	-
Adjustments of employee benefit liabilities	1	-	-	-	10	10
Intangible asset	4	-	-	-	31,573	31,573
Capital reserve from translating the financial statements into NIS		-	-	(6,348)	-	(6,348)

Balance at June 30, 2008, IFRS		5,858	566,729	(13,337)	(524,813)	34,437

		Share capital	Share premium	Capital reserve from translating the financial statements into NIS	Accumulated deficit	Total
		Unaudited
	Par.	NIS in thousands

Balance at December 31, 2008, US GAAP		5,858	606,140	(5,665)	(600,912)	5,421

Share-based payment to employees and others	2	-	(38,776)	-	38,776	-
Adjustments of employee benefit liabilities	1	-	-	-	173	173
Intangible asset		-	-	-	1,547	1,547
Capital reserve from translating the financial statements into NIS		-	-	(1,537)	-	(1,537)

Balance at December 31, 2008, IFRS		5,858	567,364	(7,202)	(560,416)	5,604

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

d.	Explanations of the transition to reporting under IFRS:

1.	Employee benefit liabilities:

According to US GAAP, the severance pay liability for Israeli employees was measured based on the employee's last monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay funds were measured at their surrender value at each balance sheet date. The severance paid fund and accrual were not offset.

According to IAS 19, "Employee Benefits", the Company has defined contribution plan and defined benefit plan.

According to the defined contribution plan, the Company is obligated to contribute in defined contribution plan and to record an expense in the statement of income when the obligation to contribute is established.

According to the defined benefit plan, the Company is required to present the employee benefit liability net on an actuarial basis. The actuarial computation takes into account future salary increases and the rates of employee turnover based on the estimate of timing of payment.

The amounts are presented based on expected future discounted cash flows at interest rates on Government bonds whose maturity approximates the term of the obligation because the Company believes that there is no deep market in corporate bonds in Israel. The computations are made by an accredited appraiser on the basis of the projected unit credit method.

If an asset arises to the Company under the computation, the asset is recognized at the lower of the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit in from of refunds or reductions in future contributions will be considered available if it can be used over the term of the plan or when the obligation is settled.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

The obligations to compensate are measured at fair value. The above obligations represent "plan assets" as defined in IAS 19.

The Company immediately recognizes actuarial gains and losses arising on defined benefit plan in the statement of income.

Employee benefit liability presented in the balance sheet reflects the present value of the benefit obligations less the fair value of the plan assets.

The Company adopted IFRIC 14 regarding the limit on a defined benefit asset, minimum funding requirements and their interaction. The Interpretation determines principles regarding the measurement of the limit. The adoption of the Interpretation had no effect on the Company's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

As a result of the above, as of the date of transition, employee benefit liability decreased by approximately NIS 0.5 million thousand and employee benefit assets decreased by approximately NIS 0.4 million.

2.	Share-based payments:

According to US GAAP, the Company applied APB 25 regarding share-based payment transactions through December 31, 2004 and since January 1, 2005, it applied FAS 123(R). According to the guidance of IFRS 1, the Company may use the exemption and apply IFRS 2 (Share-based Payment) only to equity instruments that were granted after November 2, 2002 and had not vested as of the date of transition to IFRS.

According to the permitted under US GAAP, the Company recognized portions of grants of equity instruments on a straight-line basis. According to IFRS, the Company considers each portion as a separate grant of share-based payment.

Also, in the financial statements the Company has prepared in accordance with IFRS, the increase in equity is carried to retained earnings.

Share-based payments to consultants and service providers are measured at fair value on the grant date since the Company considers them as service providers who render services that are similar to employees' services.

As of the date of transition, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately NIS 4 million was classified from capital reserves to retained earnings.

During 2008, since the Company recognized share-based payment expenses in retained earnings, an amount of approximately NIS 7 million was reclassified from capital reserves to retained earnings.

During the six and three months ended June 30, 2008, research and development and general and administrative expenses decreased by approximately NIS 199 thousand and NIS 171 thousand and NIS 68 thousand and NIS 106 thousand, respectively.

During the year ended December 31, 2008, research and development and general and administrative expenses decreased by approximately NIS 0.1 million and NIS 0.2 million, respectively.

3.	Financial income and expenses:

According to US GAAP, financial expenses and income were presented net in the statement of income. According to IFRS, financial expenses should be disclosed separately from financial income in the statement of income.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

4.	Research and development expenses:

According to US GAAP, acquisition of in-process research and development assets was accounted for immediately as an expense in the statement of income. According to IFRS, an in-process research and development asset is an intangible asset that is recognized as an asset in the Company's balance sheet. This asset is not systematically amortized and is tested for impairment annually or earlier if there is an indication that the asset may be impaired. In January 2007, the Company acquired the Bicifadine license. According to the agreement, the Company paid NIS 27 million in cash and has committed to make other milestone payments.

According to US GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2007. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after Bicifadine trial failed, an impairment loss of NIS 29 million relating to this asset was recognized in other expenses.

Further, in September 2005, the Company acquired in-process research and development asset, DOS, from VivoQuest.

According to US GAAP, the acquisition consideration was immediately recognized as an expense in research and development in 2005. According to IFRS, the acquisition consideration was recognized as an asset in the Company's balance sheet. In 2008, after the disposal of the asset, the cost of the intangible asset at closing date, NIS 6 million, was recognized in cost of revenues.

5.	Revenue recognition on disposal of intangible assets:

According to US GAAP, the Company recognized revenues under EITF 00-21 (Revenue Arrangements with Multiple Deliveries). Since the Company could not allocate the consideration to the sale of license and rendering of services components based on their fair value, as defined in EITF 00-21, the Company recognized the entire revenue over the service term. According to IFRS, the Company measured the fair value at cost plus a reasonable profit as permitted under IAS 18 (Revenues). Accordingly, under IFRS, the Company recognized revenue attributed to the license component after all revenue criteria from sale of goods have been met and revenue from rendering of service component over the service term.

According to the above, under US GAAP, the Company recognized revenue from sale of the DOS program to Presidio of NIS 2 million and NIS 11 million in the first and second quarters of 2008, respectively. Under IFRS, the Company recognized revenue of NIS 13 million from disposal of the intangible asset and NIS 0.04 million from rendering of service in the first quarter. The Company recognized revenue from rendering of service of NIS 0.18 million the second quarter.

6.	Business development expenses:

According to US GAAP, the Company presented business development expenses in a separate line item in comprehensive statement of income. According to IFRS, these expense are presented based on the nature of operation in general and administrative.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	RECONCILIATION BETWEEN US GAAP AND IFRS (Cont.)

7.	Cumulative comparative figures:

According to US GAAP, a development stage company is required to include in addition to comparative figures for comparative previous periods also cumulative financial data from the inception of the company through the earlier of the end of the reporting year or to the end of the development. IFRS does not have this requirement.

8.	Deferred taxes:

According to US GAAP, deferred tax balances in the balance sheet arising from current balance sheet items were classified in current assets and current liabilities. Upon the transition to IFRS, according to IAS 1, "Presentation of Financial Statements", the Company presents all deferred tax balances in non-current assets. Upon the date of transition, deferred taxes of NIS 0.1 million were presented in current assets.

9.	Income taxes receivable:

According to US GAAP, income taxes receivable, were presented in other accounts receivable. According to the guidance of IAS 1, "Presentation of Financial Statements", income taxes receivable are presented separately on the face of the balance sheet.

- - - - - - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2009

A brief description of the Company's business

The Company was established in Israel as a private company pursuant to the Companies Ordinance, 1999 ("the Companies Ordinance") on March 9, 1993 under the name Xenograft Technologies Ltd. On July 3, 1995, the Company changed its name to XTL Biopharmaceuticals Ltd. The Company's objectives are to engage in any legal activity. Currently, the Company is engaged in the development, acquisition, sale, sub-license and business ventures in the medical realm and in therapeutics for the treatment of unmet medical needs as well as improvement of existing medical treatment.

In September 2000, the Company's shares were listed on the London Stock Exchange and the Company raised approximately $ 50 million by a public offering of shares. Since then and until October 2007, the Company's shares were listed on the London Stock Exchange. In August 2004, the Company raised approximately $ 17.8 million in another offering on the London Stock Exchange.

In July 2005, immediately after the third amendment to the Securities Law, 1968 ("the Law") and the addition of the first stock exchange in London as a stock exchange of dual listing, the Company also listed its shares on the Tel-Aviv Stock Exchange Ltd. ("the Stock Exchange") and since then its shares are listed on the Stock Exchange. Accordingly, since that date, the Company is reporting according to foreign law (by virtue of chapter e3 to the Law).

In September 2005, the Company filed with the Securities & Exchange Commission in the U.S. ("the SEC") a request to list the Company's American Depositary Shares ("ADR") for trade on the NASDAQ under a list that is currently known as the NASDAQ Global Market. Since then and until April 17, 2009, the Company's ADRs were traded on the NASDAQ. In July 2009, the NASDAQ staff suspended trading on the Company's ADRs and since then the Company's ADRs are traded between brokers on the Pink Sheets under the symbol of XTLBY.PK.

The Company owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain.

In recent years to 2007, the Company was engaged in the development of therapeutics for the treatment of hepatitis C and B. During 2007, the Company discontinued the development programs and trials in these therapeutics and according to an agreement entered with Yeda Research and Development Company Ltd. (the commercial arm of the Weizmann Institute) all rights were reverted to Yeda.

In 2005, the Company acquired from VivoQuest Inc. exclusive, worldwide, perpetual rights for VivoQuest's intangible assets, covering a compound library, which includes certain compounds for the development of the DOS technology, potential compounds for the treatment of hepatitis C and other assets. During 2008, the Company sold a sub-license to use the DOS technology to Presidio Pharmaceuticals Inc.

During 2007, the Company signed an agreement with DOV Pharmaceutical Inc. to in-license the worldwide rights for Bicifadine.

On November 18, 2008, the Company announced that the Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain did not meet its endpoints and, therefore, the trial failed. As a result, the Company discontinued to develop Bicifadine for diabetic neuropathic pain and had terminated most of its employees.

In December 2008, the Company implemented a restructuring plan aiming to develop the Company's business. As of the date of this report, the Company has certain milestone rights in the development of treatment for hepatitis C DOS that was sub-licensed to Presidio Pharmaceuticals Inc. during 2008 and license to continue research and development of Bicifadine.

The Company's Board meeting held on February 11, 2009 approved the nomination of Mr. David Grossman and Mr. Boaz Shweiger as directors in the Company and the nomination of Mr. David Grossman as Co- Chief Executive Officer of the Company.

On March 18, 2009, at an extraordinary meeting of the shareholders of the Company, Messer. Marc Allouche, David Grossman, Boaz Shweiger and Amit Yonay were elected to serve as directors of the Company. Mr. Jaron Diament and Ms. Dafna Cohen were elected to serve as external directors of the Company until March 18, 2012. Furthermore, it was decided to consolidate the authorized share capital of the Company and to change the ADR ratio.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2009, the Company entered into an asset purchase agreement with Bio-Gal Ltd. for the rights to use a patent on Recombinant Erythropoietin for the prolongation of multiple myeloma (blood cancer) patients' survival and improvement of their quality of life. The transaction is subject to suspending conditions, as well as financing terms. Closing with certain amendments to be agreed by the parties is expected to take place in the third or fourth quarter of 2009.

Significant events during the reported period

In April 2009, as part of the restructuring plan, Mr. Ron Bentsur resigned from his position as Co-Chief Executive Officer in the Company and since that date Mr. David Grossman serves as the Company's Chief Executive Officer.

On May 7, 2009, Mr. Bill Kessler resigned from his position as the Company's CFO.

In June 2009, the Company implemented the capital consolidation as approved in the shareholders' meeting from March 18, 2009. After the 5:1 capital consolidation of shares, the Company's shares are of NIS 0.1 par value each. At the same time, the ratio of the number of shares (after the capital consolidation) into ADR as quoted in the Pink Sheets in the U.S. was amended and currently the ratio is 2:1 (the price per ADR remained in tact).

The financial position, liquidity and financial sources

Balance sheet highlights (U.S. dollars in thousands)

	Data as of June 30, 2009		Data as of December 31, 2008
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet

Total balance sheet	1,185	-	3,402	-
Equity	61	5%	1,474	43%
Current assets	1,153	97%	3,361	99%
Fixed assets	32	3%	41	1%
Short-term liabilities	1,124	95%	1,928	57%

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Equity

As of June 30, 2009, the Company's equity is approximately $ 61 thousand, a decrease of approximately $ 1,413 thousand from 2008, representing about 5% of total balance sheet compared to 43% in 2008. The decrease in equity was primarily due to the $ 1,413 thousand loss for the first six months of 2009 (offset by the effect of the reversal of the options of the former chairman and the former Chief Executive Officer of the Company which were forfeited. For further information, see also Note 4(1) to the financial statements).

Assets

Total current assets as of June 30, 2009 decreased by approximately $ 2,208 thousand and totaled approximately $ 1,153 thousand, a decrease of 66% compared to current assets as of December 31, 2008. Following are the major changes:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash balances as of June 30, 2009 totaled approximately $ 899 thousand, a $ 2,025 thousand decrease compared to December 31, 2008. This decrease was attributable to negative cash flow from operating activities.

Balance sheet balances of accounts receivable as of June 30, 2009 totaled approximately $ 134 thousand, compared to approximately $ 305 thousand as of December 31, 2008. This decrease was attributable primarily to decrease in the line item prepaid expenses and Government authorities.

As of the balance sheet date, fixed assets in the Company totaled approximately $ 32 thousand, compared to $ 14 thousand as of December 31, 2008 - immaterial change.

Liabilities

As of June 30, 2009, the balance sheet balances of trade payables totaled approximately $ 169 thousand, compared to approximately $ 416 thousand as of December 31, 2008. The decrease was primarily due to the termination of the clinical trial in November 2008 after the Phase 2b trial failed to meet its endpoints and, as a result, the activity with the relevant suppliers was terminated and the debt to them was settled during the period.

As of June 30, 2009, the balance sheet balances of accounts payable totaled approximately $ 777 thousand, compared to approximately $ 1,058 thousand as of December 31, 2008. The decrease was attributable primarily due to the decrease in accrued expenses to service providers associated with the clinical trial that was terminated in November 2008.

As of June 30, 2009, the balance sheet balance of short-term liability for share appreciation rights (SAR) totaled approximately $ 178 thousand, compared to approximately $ 7 thousand as of December 31, 2008. The increase was attributable primarily to the variation of share price during the period which, according to the option agreement, affects the value of the liability.

Business results

Condensed statements of income (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008

Revenues associated with out-licensing agreements	-	3,940	-	52	5,940
Cost of revenues	-	(1,841)	-	(47)	(1,841)
Gross profit	-	2,099	-	5	4,099
Research and development costs	-	7,630	-	3,505	11,722
General and administrative expenses (income)	(2,859)	3,562	(1,213)	1,838	3,937
Other expenses (income)	-	(152)	-	(92)	6,898
Income (loss) for the period	2,866	(8,796)	1,213	(5,189)	(18,427)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Operating results

Sales revenues

The Company did not have sales for the six and three months ended June 30, 2009. For the first half of 2008, the Company's sales revenues totaled approximately $ 3,940 thousand and for the three months then ended approximately $ 52 thousand. Sales turnover for the entire 2008 totaled approximately $ 5,940 thousand. Sales in 2008 were due to the out-licensing of DOS technology after modification of the original license terms.

Gross profit

The Company did not have gross profit for the six and three months ended June 30, 2009. For the first half of 2008, gross profit totaled approximately $ 2,099 thousand and for the three months then ended approximately $ 5 thousand. Gross profit for the entire 2008 totaled approximately $ 4,099 thousand. The gross profit for the entire 2008 and for the six and three months ended June 30, 2009 were due to the sub-licensing of DOS technology, as elaborated above in sales.

Research and development costs

The Company did not have research and development costs for the six and three months ended June 30, 2009 following the termination of the clinical trial in Bicifadine in November 2008 (see also Note 1 to the financial statements). Research and development costs for the first half of 2008 totaled approximately $ 7,630 thousand and for the three months then ended approximately $ 3,505 thousand. Research and development costs for the entire 2008 totaled approximately $ 11,722 thousand.

General and administrative expenses

General and administrative expenses (income) for the six months ended June 30, 2009 totaled approximately $ (2,859) thousand and for the three months then ended approximately $ (1,213) thousand, compared to approximately $ 3,562 thousand and $ 1,838 thousand for the six and three months ended June 30, 2008, respectively, and compared to $ 3,937 thousand for the entire 2008.

The decrease was due primarily to the following factors: reversal of expenses relating to the options of the former chairman and the former Chief Executive Officer which were forfeited after their resignation ($ 4.1 million) and cut in the number of employees and the Company's restructuring after the announcement on the failure of the trial in Bicifadine in November 2008, as described in Note 1 to the financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial expenses

In the first half of 2009, the Company derived net financial income of approximately $ 7 thousand for the six months ended June 30, 2009. There was no income for the three months then ended, compared to financial income of approximately $ 158 thousand and $ 66 thousand for the six and three months in the comparable periods last year and $ 314 thousand for the entire 2008. This financial income was attributable to interest income on short-term bank deposits.

Taxes on income

The Company had no taxes on income for the six and three months ended June 30, 2009 because the net income in the period derived from reverse of carryforward option expenses which are not recognized as income for tax purposes. Likewise, the Company did not recognize deferred taxes on current expenses during the period because there can be no assurance that revenues will be recognized from a research and development company.

Tax expenses in the first half of 2008 totaled approximately $ 13 thousand and for the three months ended June 30, 2008 approximately $ 9 thousand. The Company recognized tax income of approximately $ 31 thousand for the entire 2008.

Comprehensive net income (loss) for the period

Net income for the six months ended June 30, 2009 totaled approximately $ 2,866 thousand and for the three months then ended approximately $ 1,213 thousand, compared to a comprehensive loss of approximately $ 8,796 thousand in the comparable half last year and approximately $ 5,189 thousand for the three months ended June 30, 2008 and a comprehensive loss of approximately $ 18,427 thousand for 2008. The decrease in the loss for the first half of 2009 in relation to the comparable period last year and in relation to the entire 2008 was due primarily to the following factors: reverse of options from previous years which reduced general and administrative expenses (see explanation in the paragraph of general and administrative) and the termination of research and development of Bicifadine in November 2008 following the failure of the Phase 2b trial and following the efficiency in current general and administrative expenses as an outcome of the Company's restructuring as elaborated above.

Basic and diluted earnings per share for the six months ended June 30, 2009 is $ 0.049 per share and for the three months ended June 30, 2009 approximately $ 0.021 per share, compared to basic and diluted loss of approximately $ 0.150 and $ 0.089 per share for the comparable periods last year, respectively, and compared to basic and diluted loss of approximately $ 0.315 per share per share in 2008.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash flows

Cash flows used in operating activities for the six months ended June 30, 2009 totaled approximately $ 2,025 thousand and for the three months then ended approximately $ 114 thousand, compared to approximately $ 4,881 thousand for the six months and $ 3,787 thousand for the three months in the comparable periods last year. Cash flows used in operating activities in 2008 totaled approximately $ 10,578 thousand. The main decrease in the negative cash flow is attributable to the termination of the clinical trial in the Company's leading drug, Bicifadine, and from decrease in the general and administrative expenses as an outcome of the Company's restructuring.

The Company had no investing activities in the first half of 2009. Cash flows from investing activities in the first half of 2008 were positive and totaled approximately $ 5,559 thousand and for the three months ended June 30, 2008 approximately $ 3,424 thousand. Cash flows from investing activities for the entire 2008 was positive and totaled approximately $ 10,915 thousand. The positive cash flows from investing activities in 2008 is primarily due to the sale of short-term bank deposits.

The Company had no financing activities in the first half of 2009. Cash flows from financing activities in the first half of 2008 were positive and totaled approximately $ 33 thousand and for the three months ended June 30, 2008 approximately $ 1 thousand. Cash flows from financing activities for the entire 2008 was positive and totaled approximately $ 210 thousand. The positive cash flows from financing activities in 2008 is due to the refund of stamp duty paid in 2004 for share issuance.

Exposure to market risks and their management

Description of market risks and management

The Company is a development company and, accordingly, it does not expect to earn material revenues and, therefore, the market risks to which it is exposed are low. Despite the abovementioned, a significant portion of the Company's expenses is stated in U.S. dollars and, therefore, the Company is exposed to the exchange rate of the NIS in relation to the U.S. dollar and acts to reduce the currency risk by maintaining the liquid sources it has in or linked to the U.S. dollar.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To hedge the economic exposure which does not contradict the accounting exposure, the Company maintains substantially all of its current assets in or linked to foreign currency.

The Company's senior executive is responsible to manage and control the risks. Through May 7, 2009, Mr. Bill Kessler, the former CFO, was responsible to carry out the policy.

On August 27, 2009, the Company's Board elected to appoint Mr. Ronen Twito, the Company's Chief Financial Officer, as responsible for the management and control of the Company's risks.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report on linkage basis

Report on linkage basis as of June 30, 2009

	U.S.$	NIS	Other currencies	Total
	U.S. dollars in thousands
Assets:

Cash and cash equivalents	891	5	3	899
Accounts receivable	123	11		134
Income taxes receivable	49			49
Short-term restricted deposits	71			71

	1,134	16	3	1,153
Liabilities:

Trade payables	147	16	6	169
Other accounts payable	777			777
Liability for share appreciation rights	178			178

	1,102	16	6	1,124

Assets less liabilities	32	-	(3)	29

Sensitivity analysis

Reporting on the exposure to financial risks

Sensitivity to changes in the exchange rate of the U.S. dollar in relation to the NIS

	Gain (loss) from changes		Fair value	Gain (loss) from changes
	+ 10%	+ 5%	30.6.09	- 5%	- 10%
	U.S. dollars in thousands

Cash and cash equivalents	(0.5)	(0.25)	5	0.5	0.25
Accounts receivable	(1)	(0.5)	11	1	0.5
Trade payables	1.6	0.8	(16)	(1.6)	(0.8)

Exposure in the linkage balance sheet	0.1	0.05	-	(0.1)	(0.05)

Sensitivity to changes in the Company' share prices

Below is the sensitivity analysis to the fair value of share appreciation rights (SAR) as of June 30, 2009

	Gain (loss) from changes		Fair value	Gain (loss) from changes
	+ 10%	+ 5%	30.6.09	- 5%	- 10%
The instrument	U.S. dollars in thousands

Share appreciation rights	19.31	9.37	178	(10.39)	(20.21)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Compensation to executives

Below are details of compensation paid by the Company and all the obligations for compensation it assumed, including retirement conditions for the six and three months ended June 30, 2009 for each of the five highest salary earners of the executives serving at the Company whether the compensation was granted to the executive or to others for the executive as included n the financial statements (NIS in thousands):

Six months ended June 30, 2009

Details of recipient				Compensation for services ($ in thousands)							Other compensation
Name	Position	Scope of position	% of holding in equity	Salary ($ in thousands)	Grant	Share- based payment	Management fees	Consulting fees	Commission	Other	Interest	Lease fees	Total

Ron Bentsur	CEO	100%		67	250								317
Bill Kessler	CFO	100%		70	18								88
Michal Weiss	Chairman	part		58									58
Ehud Ilan	Project Manager	100%		31									31
Sigalit Shmulevitz	Comptroller	100%		26	7								33

Three months ended June 30, 2009

Details of recipient				Compensation for services ($ in thousands)							Other compensation
Name	Position	Scope of position	% of holding in equity	Salary ($ in thousands)	Grant	Share- based payment	Management fees	Consulting fees	Commission	Other	Interest	Lease fees	Total

Ron Bentsur	CEO	100%		5									5
Bill Kessler	CFO	100%		23									23
Sigalit Shmulevitz	Comptroller	100%		5									5

Below is additional information on the executives listed in the table:

(1)           Directors

Non-executive directors are entitled to compensation based on the amounts prescribed in the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000. Annual compensation totals $ 10,000 and participation compensation $ 375 thousand per meeting.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company's internal auditor

The Company's internal auditor is Mr. Daniel Shapira, a CPA who owns an accounting firm specializing in internal auditing services to local and international public companies. The firm has 13 years of experience in carrying out internal audit of public companies and it specializes in a broad variety of areas of activity. The internal auditor is not an employee of the Company, rather a provider of external internal auditing services. He was appointed to the position on December 26, 2000.

To the Company's best knowledge, the internal auditor is in compliance with the guidance of article 146(b) to the Companies Law, 1999, and the provisions of articles 3(a) and 8 to the Internal Auditors Law, 1992.

Based on a notice of the internal auditor, he conducts his audit in accordance with accepted professional standards pursuant to the Internal Auditors Law, 1992.

The audit committee/the CEO are responsible for the internal auditor on behalf of the Company.

To the Company's best knowledge, the nature and continuity of activity of the internal auditor and his work plan are reasonable under the circumstances and they are capable of achieving the goals of the Company's internal audit. The internal auditor was provided with free access as in article 9 to the Internal Auditors Law, 1992, including unimpeded and unrestricted access to the Company's information systems and financial data.

In the opinion of the Board, the remuneration of the internal auditor does not impact his professional judgment. The audit committee believes that the scope of activity of the internal auditor, his work plan and continuity of activity are reasonable and match the scope and nature of the Company's activity.

The Company has not yet decided on its contribution policy. In the reported period, the Company did not make contributions.

Directors having accounting and financial expertise

According to the decision of the Company's Board from August 27, 2009, the minimum number of directors having accounting and financial expertise would be one. The Company's Board based its decision on the scope of the Company's activity which does not justify more than one financial director and the nature of its activity in the development of therapeutics and biotechnology.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The directors having accounting and financial expertise are as follows:

1.
Amit Yonay - received a BS in Electrical Engineering from Binghamton University and an MBA from Tel-Aviv University in Finance and International Business. He is involved in independent investments in the real estate in the U.S.

2.	Jaron Diament - received a BA in economics and accounting from Tel-Aviv University. He serves as the CFO of Tagor Capital Ltd. and an external director of Mega Or Ltd.

3.	Dafna Cohen - received a BA in economics and management and an MBA from Hebrew University, Jerusalem. She is the treasurer of Emblaze Ltd.

4.	Boaz Shweiger - received an LL.B, magna cum laude, from the College of Management and an MBA auditing from Tel-Aviv University. He manages a private holding company.

5.
Marc Allouche - a Certified Public Accountant (France) and he received an MBA in finance and accounting from Dauphine University, Paris. He is an entrepreneur in the wellness realm and an advisor to Private Equity funds.

Reporting on the financial statement approval process

The Company's Board is the agent responsible for the super control over the Company and it is the agent that discusses the financial statements and approves them, after the Board members receive the draft financial statements several days before the meeting. The Company's practice is to discuss the financial statements by the audit committee and to transfer its recommendation to the Board.

At the Board's meeting, Mr. David Grossman, Chief Executive Officer, and Mr. Ronen Twito, Chief Financial Officer, review in a detailed manner the key points of the financial statements, including significant transactions that were carried out or that will be carried and all the changes that occurred in the Company during the reported period in comparison with comparable periods. In this frame, there is a discussion with the presence of Mr. David Grossman, CEO, and Mr. Ronen Twito, CFO, and the auditors during which the Board's members raise questions regarding to the financial statements.

At the end of the discussion, after it was made clear that the financial statements reflect properly the financial condition of the Company and its operating results, the Board approves the financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Independent directors

The Company did not adopt in its articles a provision regarding the service of independent directors.

Exceptional events after the balance sheet date

In July 2009, the NASDAQ authorities completed to delist the Company's ADRs from trade on the NASDAQ and since then the Company's ADRs are quoted in the framework of the Pink Sheets in the U.S.

On July 29, 2009, Mr. Ronen Twito was appointed as the Company's CFO.

In July 2009, the Company's Board granted 1,400,000 stock options (unlisted) to an executive director in the Company. The approval of the Stock Exchange to listing the underlying shares has not yet been received. As for details on the grant, see the Company's immediate report from July 29, 2009 (reference No. 2009-01-182562).

On August 27, 2009, the Company's Board decided that the ADRs which were issued in the U.S. will remain at the ratio of 2 Ordinary shares of NIS 0.1 par value each to one ADR.

August 27, 2009
Date	Amit Yonay, Chairman of the Board	David Grossman, Director and CEO

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contact:
David Grossman, Chief Executive Officer
Tel: +972 8 930 4411

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 1, 2009	By:	/s/ David Grossman
David Grossman
Chief Executive Officer